Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk. and its subsidiaries

Consolidated financial statements

as of December 31, 2020 and for the year then ended with independent auditors’ report

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated Financial Statements

as of December 31, 2020 and for the year ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, weundersigned:

1.	Name	:	Ririek Adriansyah
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Kenanga V B-6 No. 6 Taman Duta RT 002 RW 009 Kelurahan Cisalak, Kecamatan Sukma Jaya, Depok
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Heri Supriadi
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Rancamayar No. 18 RT 001RW 008 Kelurahan Gumuruh Kecamatan Batununggal, Bandung
	Phone	:	(022) 452 7201/ 021 520 9824
	Position	:	Director of Finance

We hereby state as follows:

1.	We are responsible for the preparation and presentation of the consolidated financial statement of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;
2.	The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with Indonesian financial accounting standards;
3.	All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statement;
4.	The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;
5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, April 29, 2021

/s/ Ririek Adriansyah Ririek Adriansyah President Director	/s/ Heri Supriadi Heri Supriadi Director of Finance

The original report included herein is in Indonesian language.

Independent Auditors’ Report

Report No. 00884/2.1032/AU.1/06/1007-2/1/IV/2021

Indonesia Tbk
The Shareholders and Boards of Commissioners and Directors Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. And its subsidiaries, which comprise the consolidated statement of financial position as of december 21, 2020, and the consolidated statements of profit or loss and other comprehensive income, in equity, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of such consolidated financial statements in accordance with Indonesian Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 00884/2.1032/AU.1/06/1007-2/1/IV/2021 (continued)

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. And its subsidiaries as of December 31, 2020, and their consolidated financial performance and cash flows for the year then ended, in in accordance with Indonesian Financial Accounting Standards.

KAP Purwantono, Sungkoro & Surja

/s/ Handri Tjendra, CPA

Handri Tjendra, CPA

Public Accountant Registration No. AP.1007

April 29, 2021

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND FOR THE THE YEAR THEN ENDED

WITH INDEPENDENT AUDITORS’ REPORT

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2020	2019
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,33,38	20,589	18,242
Other current financial assets	4,33,38	1,303	554
Trade receivables
Related parties	5,33,38	1,644	1,792
Third parties	5	9,695	10,005
Contract assets	6,33,38	1,036	-
Other receivables	38	214	292
Inventories	7	983	585
Contract cost	9	454	-
Prepaid taxes	28a	3,170	2,569
Claim for tax refund	28b	854	992
Other current assets	8,33	6,561	6,691
Total Current Assets		46,503	41,722

NON-CURRENT ASSETS
Contract assets	6,33,38	203	-
Long-term investments in financial instruments	10,38	4,045	1,053
Long-term investments in associates	11	192	1,210
Contract cost	9	1,254	-
Property and equipment	12,36	160,923	156,973
Right of use assets	13	18,566	-
Intangible assets	15	6,846	6,446
Deferred tax assets - net	28f	3,578	2,898
Other non-current assets	14,28,33,38	4,833	10,906
Total Non-current Assets		200,440	179,486
TOTAL ASSETS		246,943	221,208

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	16,38
Related parties	33	928	819
Third parties		16,071	13,078
Contract liabilities	18a,33	7,834	-
Other payables	38	578	449
Taxes payable	28c	2,713	3,431
Accrued expenses	17,33,38	14,265	13,736
Unearned income - current		-	7,352
Customer deposits	33	2,024	1,289
Short-term bank loans	19a,33,38	9,934	8,705
Current maturities of long-term borrowings	19b,33,38	9,350	8,746
Current maturities of lease liabilities	13,38	5,396	764
Total Current Liabilities		69,093	58,369

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	28f	561	1,230
Unearned income - net off current portion		-	803
Contract liabilities	18b,33	1,004	-
Long service award provisions	32	1,254	1,066
Pension benefits and other post-employment
benefits obligations	31	12,976	8,078
Long-term loans and other borrowings	20,33,38	30,561	32,293
Lease liabilities	13,38	10,221	1,576
Other liabilities		384	543
Total Non-current Liabilites		56,961	45,589
TOTAL LIABILITIES		126,054	103,958

EQUITY
Capital stock	22	4,953	4,953
Additional paid-in capital		2,711	2,711
Other equity	23	374	408
Retained earnings
Appropriated	30	15,337	15,337
Unappropriated		79,152	76,152
Net equity attributable to:
Owners of the parent company		102,527	99,561
Non-controlling interest	21	18,362	17,689
TOTAL EQUITY		120,889	117,250
TOTAL LIABILITIES AND EQUITY		246,943	221,208

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

For the Year Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2020	2019
REVENUES	24,33	136,462	135,567

COST AND EXPENSES
Operation, maintenance, and telecommunication
service expenses	26,33	(34,593)	(42,226)
Depreciation and amortization expenses	12,13,15	(28,892)	(23,178)
Personnel expenses	25	(14,390)	(13,012)
Interconnection expenses	33	(5,406)	(5,077)
General and administrative expenses	27,33	(6,511)	(6,696)
Marketing expenses	33	(3,482)	(3,724)
Losses on foreign exchange - net		(86)	(86)
Other income - net		403	826

OPERATING PROFIT		43,505	42,394

Finance income	33	799	1,092
Finance cost	33	(4,520)	(4,240)
Share of loss of associated companies - net	11	(246)	(166)
Impairment of long term investment in associated companies	11	(763)	(1,172)

PROFIT BEFORE INCOME TAX		38,775	37,908

INCOME TAX (EXPENSE) BENEFIT	28d
Current		(9,798)	(10,619)
Deferred		586	303
		(9,212)	(10,316)

PROFIT FOR THE YEAR		29,563	27,592

OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income to be reclassified to profit
or loss in subsequent periods:
Foreign currency translation	23	15	(105)
Change in fair value of available-for-sale financial assets	23	3	6
Share of other comprehensive income of associated companies	11	1	16
Other comprehensive income not to be reclassified to profit
or loss in subsequent periods:
Defined benefit actuarial losses - net	31	(3,596)	(2,109)
Other comprehensive losses - net		(3,577)	(2,192)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		25,986	25,400

Profit for the year attributable to:
Owners of the parent company		20,804	18,663
Non-controlling interests	21	8,759	8,929
		29,563	27,592
Total comprehensive income for the year attributable to:
Owners of the parent company		17,595	16,624
Non-controlling interests		8,391	8,776
		25,986	25,400
BASIC EARNING PER SHARE
(in full amount)	29
Net income per share		210.01	188.40
Net income per ADS (100 Series B shares per ADS)		21,000.94	18,839.68

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
					Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2019		4,953	2,455	507	15,337	75,658	98,910	18,393	117,303
Capital contribution to subsidiaries		-	-	-	-	-	-	59	59
Entities under common control transaction		-	256	-	-	-	256	9	265
Capital contribution from non-controlling interest		-	-	-	-	-	-	70	70
Cash dividends		-	-	-	-	(16,229)	(16,229)	(9,618)	(25,847)
Profit for the year	21	-	-	-	-	18,663	18,663	8,929	27,592
Other comprehensive losses - net		-	-	(99)	-	(1,940)	(2,039)	(153)	(2,192)
Balance, December 31, 2019		4,953	2,711	408	15,337	76,152	99,561	17,689	117,250
The impact of applying new accounting standards		-	-	(52)	-	685	633	39	672

Balance, January 1, 2020		4,953	2,711	356	15,337	76,837	100,194	17,728	117,922
Adjustment of non-controlling interest		-	-	-	-	-	-	21	21
Cash dividends	30	-	-	-	-	(15,262)	(15,262)	(7,778)	(23,040)
Profit for the year	21	-	-	-	-	20,804	20,804	8,759	29,563
Other comprehensive losses - net		-	-	18	-	(3,227)	(3,209)	(368)	(3,577)
Balance, December 31, 2020		4,953	2,711	374	15,337	79,152	102,527	18,362	120,889

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers and other operators		133,610	135,372
Cash receipts for tax refund		4,687	1,446
Cash receipts from finance income		806	1,093
Cash payments for expenses		(40,533)	(56,787)
Cash payments for corporate and final income taxes		(11,452)	(10,348)
Cash payments to employees		(11,057)	(11,370)
Cash payments for finance costs		(4,768)	(4,358)
Cash payments for short-term and low-value lease asset	13	(3,731)	-
Cash payments for Value Added Taxes - net		(2,593)	(861)
Cash receipts from others - net		348	762

Net cash provided by operating activities		65,317	54,949

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	12	236	1,496
Proceeds from insurance claims	12	234	197
Dividend received from associated company	10	5	11
Purchase of property and equipment	12,40	(29,560)	(35,131)
Purchase of long-term investment in financial instrument	11	(2,809)	(144)
Purchase of intangible assets	15,40	(2,538)	(2,008)
(Placement in) proceeds from other current financial assets - net		(796)	1,147
Additional contribution on long-term investments in associates	10	(28)	(588)
Proceeds from divestment of subsidiary		-	395
Acquisition of businesses - net of acquired cash	1d	-	(1,166)

Net cash used in investing activities		(35,256)	(35,791)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	19,20	24,469	26,524
Repayments of loan and other borrowings	19,20	(24,380)	(18,983)
Cash dividends paid to the Company's stockholders	30	(15,262)	(16,229)
Cash dividends paid to non-controlling interests of subsidiaries	21	(7,778)	(9,618)
Repayment of principal portion of lease liabilities	13	(4,802)	-
Capital contribution from non-controlling interests of subsidiaries		-	59

Net cash used in financing activities		(27,753)	(18,247)

NET INCREASE IN CASH AND CASH EQUIVALENTS		2,308	911

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS		39	(108)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	18,242	17,439

CASH AND CASH EQUIVALENTS AT END OF YEAR	3	20,589	18,242

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL

a.	Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies. Decree No. 7 was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 22).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Company's Articles of Association have been amended several times, in 2019 changes were made to adjust the Company’s business activities based on the Indonesian Standard Business Classification (“KBLI”) and to increase the flexibility and independence of the Board of Commissioners in approving the Directors’ actions at a certain threshold as stated in notarial deeds No. 32 dated June 21, 2019 of Ashoya Ratam, S.H., M.Kn. Such amendments were accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its letter No. AHU-0032595.AH.01.02 dated June 24, 2019.

In 2020, the Company, in accordance with its Articles of Association, amended its Company name to Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk. or abbreviated as PT Telkom Indonesia (Persero) Tbk. in the Indonesia Stock Exchange.

At the 2019 Annual General Meeting (“AGM”) of Stockholders of the Company, the Company made changes to the composition of the Company's management, as stated in the notarial Deed No. 12 dated July 10, 2020 of Ashoya Ratam, S.H., Mkn.. The change in the composition of the management has been received by the MoLHR in its letter No. AHU-AH. 01.03-0291419 dated July 16, 2020.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company with applied the Limited Company principle. In regard to achieving its objectives, the Company is involved in the following activities:

i. Main business:

(a)  Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

(b)	Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.
(c)	Investing including equity capital in other companies in line with achieving the purposes and objectives of the Company.

ii. Supporting business:

(a)	Providing payment transactions and money transferring services through telecommunications and information networks.

(b)  Performing activities and other undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and moving assets, information systems, education and training, repairs and maintenance facilities.

(c)  Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as service provider in information, communication and technology industry as to achieve the purposes and objectives of the Company.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.   GENERAL (continued)

a.	Establishment and general information (continued)

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

The Company was granted several networks and/or services licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, numbers of customers, license payment, and universal service contribution, while for internet telephone services for public purpose, internet interconnection service, and internet access service, there is additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License of electronic money issuer	Bank Indonesia License No. 11/432/DASP	Electronic money	July 3, 2009
License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate fixed domestic long distance network	839/KEP/M.KOMINFO/ 05/2016	Fixed domestic long distance and basic telephone services network	May 16, 2016
License to operate fixed closed network	844/KEP/M.KOMINFO/ 05/2016	Fixed closed network	May 16, 2016
License to operate fixed international network	846/KEP/M.KOMINFO/ 05/2016	Fixed international and basic telephone services network	May 16, 2016
License to operate circuit switched based local fixed line network	948/KEP/M.KOMINFO/ 05/2016	Circuit switched based local fixed line network	May 31, 2016
License to operate data communication system services	191/KEP/DJPPI/ KOMINFO/10/2016	Data communication system services	October 31, 2016
License to operate internet service provider	2176/KEP/M.KOMINFO/ 12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/M.KOMINFO/ 16/2017	Content service provider	May 16, 2017
License for the implementation of internet interconnection services	1004/KEP/M.KOMINFO/ 2018	Interconnection services	December 26, 2018

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees

i.Board of Commissioners and Directors

Based on resolutions made at AGM of Stockholders of the Company as covered by notarial deed No. 12 of Ashoya Ratam., S.H., M.Kn., dated July 10, 2020 and No. 133 of Ashoya Ratam., M.Kn. dated May 24, 2019, the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2019 and 2020, respectively, were as follows:

	2020	2019
President Commissioner/
Independent Commissioner	Rhenald Kasali	Rhenald Kasali
Commissioner	Alex Denni	-
Commissioner	Rizal Mallarangeng	-
Commissioner	Ahmad Fikri Assegaf	-
Commissioner	Ismail	Ismail
Commissioner	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Independent Commissioner	Marsudi Wahyu Kisworo	Marsudi Wahyu Kisworo
Independent Commissioner	Wawan Iriawan	Cahyana Ahmadjayadi
Independent Commissioner	Chandra Arie Setiawan	Margiyono Darsasumarja
President Director	Ririek Adriansyah	Ririek Adriansyah
Director of Finance	Heri Supriadi	Harry Mozarta Zen
Director of Digital Business	Muhammad Fajrin Rasyid	Faizal Rochmad Djoemadi
Director of Strategic Portfolio	Budi Setyawan Wijaya	Achmad Sugiarto
Director of Enterprise and Business
Service	Edi Witjara	Bogi Witjaksono
Director of Wholesale and
International Services	Dian Rachmawan	Edwin Aristiawan
Director of Human Capital
Management	Afriwandi	Edi Witjara
Director of Network, Information
Technology and Solution	Herlan Wijanarko	Zulhelfi Abidin
Director of Consumer Service	FM Venusiana R	Siti Choiriana

ii.Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit as of December 31, 2020 and 2019, were as follows:

	2020	2019
Chairman	Chandra Arie Setiawan	Margiyono Darsasumarja
Member	Marsudi Wahyu Kisworo	Tjatur Purwadi
Member	Wawan Iriawan	Ismail
Member	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Member	Sarimin Mietra Sardi	Sarimin Mietra Sardi
Member	Ahmad Fikri Assegaf	-
Member	Emmanuel Bambang Suyitno	-
Corporate Secretary	Andi Setiawan	Andi Setiawan
Internal Audit	Harry Suseno Hadisoebroto	Harry Suseno Hadisoebroto

iii.Employees

As of December 31, 2020 and 2019, the Company and subsidiaries (“Group”) had 25,348 employees and 24,272 employees, respectively.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.	Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraordinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008, and May 19, 2011, the Company’s stockholders approved phase I, II, III, and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares.

During the period December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company has sold all such shares.

At the AGM held on April 19, 2013 as covered by notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.	Public offering of securities of the Company (continued)

At the AGM held on April 19, 2013, the minutes of which were covered by notarial deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increase from 1 Series

A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares (Note 22). Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”) and delisted from the LSE, respectively.

As of December 31, 2020, all of the Company’s Series B shares are listed on the IDX and 38,393,803 ADS shares are listed on the NYSE (Note 22).

On June 25, 2010 the Company issued the second rupiah bonds with a nominal amount of Rp1,005 billion for Series A, a five-year period and Rp1,995 billion for Series B, a ten-year period, respectively, are listed on the IDX (Note 20b.i).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, a ten-year period, Rp1,200 billion for Series C, a fifteen-year period and Rp1,500 billion for Series D, a thirty-year period, respectively which are listed on the IDX (Note 20b.i).

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III.

On June 29, 2016, the Company sold the treasury shares phase IV.

At the AGM held on April 27, 2018, which were covered by notarial deed No. 54 of Ashoya Ratam, S.H., M.Kn., the stockholders approved for cancellation 1,737,779,800 shares of treasury stock by reduced the Company’s capital stock.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries

As of December 31, 2020 and 2019, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

i.	Direct subsidiaries:

	Nature of business/date of	Year of start			Total assets before
Subsidiary/place of	Incorporation or acquisition	of commercial	Percentage of ownership*		elimination
incorporation	by the Company	operations	2020	2019	2020	2019
PT Telekomunikasi	Telecommunication - provides	1995	65	65	103,652	82,730
Selular	telecommunication facilities
("Telkomsel"),	and mobile celuller
Jakarta, Indonesia	services using Global
	Systems for Mobile
	Communication ("GSM")
	technology/
	May 26, 1995

PT Dayamitra	Telecommunication/	1995	100	100	25,368	20,114
Telekomunikasi	May 17, 2001
("Dayamitra"),
Jakarta, Indonesia

PT Multimedia	Network telecommunication	1998	100	100	17,708	16,478
Nusantara	services and multimedia/
("Metra"),	May 9, 2003
Jakarta, Indonesia

PT Telekomunikasi	Telecommunication/	1995	100	100	12,187	10,970
Indonesia International	July 31, 2003
(“TII”),
Jakarta, Indonesia

PT Graha Sarana Duta	Leasing of offices and	1982	100	100	6,163	6,055
("GSD"),	providing building
Jakarta, Indonesia	management and
	maintenance services, civil
	consultant and developer/
	April 25, 2001

PT Telkom Satelit	Telecomunication - provides	1996	100	100	4,484	3,309
Indonesia	satellite communication
("Telkomsat"),	system, services and
Jakarta, Indonesia	facilities/
	September 28, 1995

PT Telkom Akses	Construction, service and	2013	100	100	4,154	4,436
(“Telkom Akses”),	trade in the field of
Jakarta, Indonesia	telecommunication/
	November 26, 2012

PT PINS Indonesia	Telecommunication	1995	100	100	1,868	2,995
(“PINS”),	construction and services/
Jakarta, Indonesia	August 15, 2002

PT Metra-Net	Multimedia portal service/	2009	100	100	1,320	996
(“Metra-Net”),	April 17, 2009
Jakarta, Indonesia

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

i.	Direct subsidiaries (continued):

	Nature of business/date of	Year of start			Total assets before
Subsidiary/place of	Incorporation or acquisition	of commercial	Percentage of ownership*		elimination
incorporation	by the Company	operations	2020	2019	2020	2019
PT Infrastruktur	Construction, service and	2014	100	100	1,074	1,706
Telekomunikasi	trade in the field of
Indonesia	telecommunication/
(“Telkom Infratel”),	January 16, 2014
Jakarta, Indonesia

PT Napsindo Primatel	Telecommunication -	1999; ceased	60	60	5	5
Internasional	provides Network Access	operations on
(“Napsindo”),	Point (NAP), Voice Over	January 13,
Jakarta, Indonesia	Data (VOD) and other	2006
	related services/
	December 29, 1998

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

ii.Indirect subsidiaries:

	Nature of business/date of	Year of start			Total assets before
Subsidiary/place of	Incorporation or acquisition	of commercial	Percentage of ownership*		elimination
incorporation	by the Company	operations	2020	2019	2020	2019
PT Sigma Cipta Caraka	Information technology	1988	100	100	6,031	6,796
(“Sigma”),	service - system
Tangerang, Indonesia	implementation and
	integration service,
	outsourcing and software
	license maintenance/
	May 1,1987

PT Metra Digital	Trading and/or providing	2013	100	100	3,461	1,475
Investama	service related to
(“MDI”),	information and
Jakarta, Indonesia	tehnology, multimedia,
	entertainment and
	investment/
	January 8, 2013

Telekomunikasi	Telecommunication/	2008	100	100	3,320	3,635
Indonesia	December 6, 2007
International Pte. Ltd.,
("Telin Singapore"),
Singapore

Telekomunikasi	Telecommunication/	2010	100	100	2,652	1,830
Indonesia	December 8, 2010
International Ltd,
("Telin Hong Kong"),
Hong Kong

PT Infomedia Nusantara	Data and information	1984	100	100	2,390	2,626
(“Infomedia”),	service - provides
Jakarta, Indonesia	telecommunication
	information services and
	other information services
	in the form of print and
	electronic media and call
	center services/
	September 22,1999

PT Telkom Landmark	Service for property	2012	55	55	2,204	2,056
Tower	development and
(“TLT”),	management/
Jakarta, Indonesia	February 1, 2012

PT Finnet Indonesia	Information technology	2006	60	60	1,371	1,001
(“Finnet”),	services/
Jakarta, Indonesia	October 31, 2005

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.	Indirect subsidiaries (continued):

	Nature of business/date of	Year of start			Total assets before
Subsidiary/place of	Incorporation or acquisition	of commercial	Percentage of ownership*		elimination
incorporation	by the Company	operations	2020	2019	2020	2019
PT Metra Digital	Directory information	2013	100	100	1,115	1,146
Media	services/
(“MD Media”),	January 22, 2013
Jakarta, Indonesia

PT Melon	Digital content exchange	2010	100	100	848	578
(“Melon”),	hub services/
Jakarta, Indonesia	November 14, 2016

PT Persada Sokka	Providing telecommunication	2008	95	95	824	870
Tama	network infrastucture/
("PST"),	February 19, 2019
Jakarta, Indonesia

Telekomunikasi	Telecommunication/	2012	100	100	719	706
Indonesia	September 11, 2012
International
(“Telin TL”) S.A.,
Dili, Timor Leste

TS Global Network	Satellite services/	1996	70	70	669	732
Sdn. Bhd.	December 14, 2017
(“TSGN”),
Petaling Jaya,
Malaysia

PT Telkomsel Mitra	Bussiness management	2019	100	100	594	569
Inovasi	consulting and capital
(“TMI”),	venture services/
Jakarta, Indonesia	January 18, 2019

PT Swadharma	System Integrator Services/	2001	51	51	577	520
Sarana	April 2, 2018
Informatika
(“SSI”),
Jakarta, Indonesia

PT Administrasi	Health insurance	2002	100	100	480	395
Medika	administration services/
(“Ad Medika”),	February 25, 2010
Jakarta, Indonesia

PT Nusantara	Service and trading/	2014	100	100	316	272
Sukses Investasi	September 1, 2014
(“NSI”),
Jakarta, Indonesia

PT Graha Yasa	Tourism service/	2012	51	51	289	288
Selaras	April 27, 2012
(”GYS”),
Jakarta, Indonesia

PT Metraplasa	Network & e-commerce	2012	60	60	260	214
(“Metraplasa”),	services/
Jakarta, Indonesia	April 9, 2012

PT Nutech Integrasi	System integrator/	2001	60	60	137	177
(“Nutech”),	December 13, 2017
Jakarta, Indonesia

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.Subsidiaries (continued)

ii.	Indirect subsidiaries (continued):

	Nature of business/date of	Year of start			Total assets before
Subsidiary/place of	Incorporation or acquisition	of commercial	Percentage of ownership*		elimination
incorporation	by the Company	operations	2020	2019	2020	2019
Telekomunikasi	Telecomunication	2014	100	100	115	89
Indonesia	December 11, 2013
International Inc.,
(“Telkom USA”),
Los Angeles, USA

Telekomunikasi	Telecommunication/	2013	100	100	88	86
Indonesia	January 9, 2013
International Pty Ltd,
(“Telkom Australia”),
Sydney, Australia

Telekomunikasi	Telecommunication/	2013	70	70	39	67
Indonesia Intl	July 2, 2013
(Malaysia) Sdn. Bhd
(“Telin Malaysia”),
Malaysia

PT Satelit	Satellite services/	2013	100	100	14	16
Multimedia	March 25, 2013
Indonesia
(“SMI”),
Jakarta, Indonesia

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

e.Acquisition transactions of subsidiaries

i.     Dayamitra

      PST

On February 19, 2019, Dayamitra purchased 95% ownership in PST from Rahina Dewayani and Rahayu based on a Conditional Stock Sale and Purchase Agreement. Based on the agreement, Dayamitra purchased 95% ownership of PST amounting to Rp1,113 billion and is required to purchase the remaining 5% ownership of PST within a maximum of 24 months from March 8, 2019, at the same price per share as the acquisition of 95% shares. In connection with such requirement, on December 31, 2019 Dayamitra recognized the liabilities to the previous shareholder of Rp80 billion. In accordance with the terms and conditions of the agreement, at acquisition date, Dayamitra had substantially held 100% ownership of PST shares.  The acquisition was accounted as a business combination.

PST is a company engaged in managing tower rental. This new investment is expected to strengthen the Company's business portfolio.

Acquisition of Indosat’s Towers

On October 14, 2019, Dayamitra signed a Sales Purchase Agreement ("SPA") with PT Indosat, Tbk. ("Indosat") related to the purchase of Indosat's towers. The matters stipulated and agreed simultaneously with the SPA are as follows:

(a)  Transfer of ownership 2,100 telecommunication towers (3,982 tenants) and their licenses;

(b)  Transfer of 1,731 leases of lands previously leased by Indosat from third parties;

(c)  369 leases of lands owned by Indosat; and

(d)  Transfer of the collocation contracts and the related user's details of 3,982 existing tenants in the towers being acquired.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

e.	Acquisition transactions of subsidiaries (continued)

i.	Dayamitra (continued)

Acquisition of Indosat’s Towers (continued)

On December 20, 2019, Dayamitra and Indosat have signed Letter Agreement (Closing Memo), as a follow-up on the SPA, amounting to Rp4,443 billion.

In addition, Dayamitra and Indosat also signed Master Tower Lease Agreement ("MTLA"), which stipulated that Indosat agreed to lease back for one each of the slot in 2,100 telecommunication towers acquired. This acquisition was accounted for as an asset acquisition.

The fair values of the identifiable assets and liabilities at the acquisition date for these two transactions were:

	Indosat’s Tower	PST shares	Total
Assets
Current assets	517	146	663
Property and equipment	3,453	634	4,087
Non-current assets	-	91	91
Liabilities	-	(610)	(610)
Net book value of net assets	3,970	261	4,231

The difference between fair value and
book value of fixed assets	-	398	398
Other non-current assets	473	194	667
Deferred tax	-	(148)	(148)

Fair value of identifiable net assets acquired	4,443	705	5,148
Fair value consideration transferred	4,443	1,172	5,615
Goodwill	-	467	467

ii.	Telkomsel

Based on notarial deed of Bonardo Nasution, S.H. No. 12 dated January 18, 2019, Telkomsel established TMI. On February 18, 2019, Telkomsel paid Rp550 billion for 549,989 shares of the total 550,000 shares of TMI.

TMI is a company engaged in innovation and strategic investment. This new investment is expected to strengthen the Company's business portfolio in order to transform to telecommunication digital company.

.

f.	Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, which have been completed and authorized for issuance by the Board of Directors of the Company on April 29, 2021.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with Financial Accounting Standards ("Standar Akuntansi Keuangan” or “SAK") including Indonesian Statement of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and interpretation of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) in Indonesia published by the Financial Accounting Standards Board of  Institute  of  Indonesian  Chartered  Accountants  and  Regulation  No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.	Basis of preparation of consolidated financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”) and millions of US$, unless otherwise stated. For the figures in the consolidated financial statements which still contain values but below Rp1 billion and US$ 1 million, are presented with zeros.

New accounting standards

On January 1, 2020, the Group adopted statements of financial accounting standards and new and revised interpretations of financial accounting standards that are effective from that date. Changes to the Group's accounting policies have been made as required, in accordance with the transitional provisions in the respective standards and interpretations.

i.	PSAK 71: Financial Instruments
ii.	PSAK 72: Revenue from contracts with customers
iii.	PSAK 73: Lease

The above changes in financial accounting standards and their effects are described in Note 2ac.

The adoption of the new and revised standards and interpretations did not result in major changes to the Group's accounting policies and had no material impact on the amounts reported for the current or previous financial year:

i.	Amendments PSAK 1: Presentation of Financial Statements
ii.	Amendments PSAK 15: Investments in Associates and Joint Ventures
iii.	Amendments PSAK 25: Accounting Policies, Changes in Accounting Estimates and Errors
iv.	ISAK 36: Interpretation of the Interaction between Provisions regarding Land Rights in PSAK 16: Fixed Assets and PSAK 73: Leases.
v.	Amendments PSAK 55, PSAK 60, and PSAK 71: Interest Rate Reference Reform
vi.	Financial Reporting Conceptual Framework

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.	Basis of preparation of financial statements (continued)

Accounting standards issued but not yet effective

Effective January 1, 2021

i.	Amendment PSAK 22: Business Combination

This amendment clarifies the definition of business in order to assist the entity in determining whether a transaction should be recorded as a business combination asset acquisition.

ii.	Amendment PSAK 55: Financial Instruments: Recognition and Measurement, Amendment PSAK 60: Financial Instruments: Disclosures, and Amendment PSAK 71: Financial Instruments
iii.	Amendment PSAK 62: Insurance Contracts and Amendment PSAK 73: Leases related to the Benchmark Interest Rate Reform - Phase 2.

This amendment provides for the benchmark interest rate reform - Phase 2 applies only to changes required by the reform of the benchmark interest rate for financial instruments and hedging relationships.

iv.	Amendment PSAK 73: Lease

This amendment provides that the lessee may choose not assess whether the relevant lease concessions Covid-19 is a modification of the lease and provide the requirements that must be met for such a practical way can be applied. This amendment extends the coverage of the lease concession period, which is a prerequisite for implementing the practical method to June 30, 2022.

Effective January 1, 2022

i.	Amendment PSAK 22: Business Combination

This amendment regulates the reference to the Conceptual Framework by clarifying the interactions between PSAK 22, PSAK 57, ISAK 30 and the Conceptual Framework for Financial Reporting.

ii.	Amendment PSAK 57: Provisions, Contingent Liabilities and Contingent Assets

This amendment clarifies the cost of fulfilling a contract in relation to determining whether a contract is an burdensome contract.

iii.	Amendment PSAK 71: Financial Instruments

This amendment clarifies the fees (rewards) recognized by the borrower in relation to derecognition of financial liabilities.

iv.	Amendment PSAK 73: Lease

This amendment clarifies the measurement by tenants and the recording of changes in lease terms related to “improvements to leased property”.

Effective January 1, 2023

i.	Amendment PSAK 1: Presentation of Financial Statements

This amendment clarifies the classification of liabilities as short term or long term.

ii.	Amendment PSAK 16: Fixed Assets

This amendment regulates the treatment of results before the intended use.

b.	Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Principles of consolidation (continued)

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i.	The contractual arrangement with the other vote holders of the investee,
ii.	Rights arising from other contractual arrangements, and
iii.	The Group's voting rights and potential voting rights.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gain control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All assets and liabilities, equity, revenue and expenses and cash flow from transactions within Group have been eliminated at the time of consolidation.

In case of loss of control over a subsidiary, the Group:

●	derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
●	derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
●	recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
●	recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;
●	recognizes any surplus or deficit in profit or loss that is attributable to the Group.

c.	Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter
No. KEP-347/BL/2012. The party which is considered as a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Business combinations and goodwill

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends immediately after the Company receives the information about the facts and circumstances that existed at the acquisition date or learns that additional information cannot be obtained. However, the measurement period must not exceed one year from the date of acquisition.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Business combinations and goodwill (continued)

In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012), all balances of the Difference In Value of Restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

e.	Cash and cash equivalents

Cash and short-term deposits in the statement of financial position comprise cash in banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to  a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets” in the consolidated statements of financial position (Note 2t).

f.	Investments in associates

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries. Holding of 20% or more of the voting power of the investee (held directly or indirectly, through subsidiaries) is presumed to give rise to significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, a holding of less than 20% of the voting power is presumed not to give rise to significant influence, unless it can be clearly demonstrated that there is in fact significant influence.

The existence of significant influence will usually be evidenced in one or more of the following ways:

i.	representation on the board of directors or equivalent governing body of the investee;
ii.	participation in policy-making processes, including participation in decisions about dividends and other distributions;
iii.	material transactions between the investor and the investee;
iv.	interchange of managerial personnel;
v.	provision of essential technical information.

The Group’s investments in its associates are accounted for using the equity method.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Investments in associates (continued)

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

i.	Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment, and
ii.	Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes it share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their carrying value.

These assets are included in “Long-term Investments in Associates” in the consolidated statements of financial position.

For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

g.Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less a loss allowance based on lifetime expected credit losses at each reporting date. The Group has established a credit provision methodology that is based on its historical credit loss experience which adjusted by specific forward-looking factors from customer and the economic environment. Receivables are written off in the year are determined to be uncollectible (Note 2t).

h.Inventories

Inventories consist of components, which represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module ("SIM") cards, handsets, wireless broadband modems and blank prepaid vouchers.

Inventories are valued at the lower of cost and net realizable value. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less estimated cost to sell or determining the prevailing replacement costs.

Cost is determined using the weighted average method.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.Inventories (continued)

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

i.Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.	Intangible assets

Intangible assets mainly consist of software. Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

k.Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment losses, if any.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.Property and equipment (continued)

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex, and data communication equipment	5-15
Transmission installation and equipment	3-30
Satellite, earth station, and equipment	3-20
Cable network	5-25
Power supply	3-20
Vehicles	4-8
Data processing equipment	3-20
Other telecommunication peripherals	5
Office equipment	2-5
Customer Premises Equipment (“CPE”) asset	4-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. Based on review the useful life of certain production equipment asset are changed from previous year. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is measured reliably.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.Property and equipment (continued)

Property under construction is stated at cost until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use or sale.

l.Leases

Accounting policy for leases applied from January 1, 2020

PSAK 73 sets out a comprehensive model for identification of lease agreements and its treatment in the financial statements of both lessees and lessors. PSAK 73 introduces a control model for the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer.

The Group adopted PSAK 73 as at January 1, 2020 using the modified retrospective method by recognizing the cumulative effect of initially applying PSAK 73 as an adjustment to the opening balance of equity at January 1, 2020. Accordingly, the comparative information presented for 2019 has not been restated and it is presented, as previously reported, under PSAK 30 and the related interpretations.

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract, except in cases where the Group is reasonably certain of exercising renewal options contractually foreseen.

The Group has made use of the package of practical expedients available under the transition guidance within PSAK 73, which among other things:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2020 as short-term leases;
●	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application;
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
●	apply PSAK 73 to leases that were previously identified under PSAK 30 and ISAK 8, and not to apply PSAK 73 to those that were not previously identified under these two standards;
●	not to separate non-lease components from lease components, and instead, account for both as a single lease component; and
●	not to recognize a lease liability and a Right-of-Use (“ROU”) asset for leases where the underlying assets are low-value assets (i.e. underlying assets with a maximum value of US$5,000 or Rp50 million when new).

PSAK 73 also permits the Group not to reassess the Group prior conclusions about lease identification, lease classification and the Group has  elected to carry forward the historical lease assessments and relied on its assessment made applying PSAK 30 and ISAK 8 Determining whether an Arrangement contains a Lease. The Group applies the definition of a lease and related guidance set out in PSAK 73 to all lease contracts entered into or modified on or after January 1, 2020.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.Leases (continued)

Accounting policy for leases applied from January 1, 2020 (continued)

i.	The Group as Lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and ROU assets representing the right to use the underlying assets.

The Group recognizes ROU assets at the commencement date of the lease. ROU assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, restoration costs and lease payments made at or before the commencement date less any lease incentives received.

ROU assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Years
Buildings	15-40
Transmission installation and equipment	3-25
Power supply	3-20
Vehicles	4-8
Others	2-25

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The ROU assets are subject to impairment in accordance with PSAK 48 Impairment of Assets.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.Leases (continued)

Accounting policy for leases applied from January 1, 2020 (continued)

i.	The Group as Lessee (continued)

Lease liabilities (continued)

Short-term leases with a duration of less than 12 months, short-term lease ends within 12 months after January 1, 2020 and low-value leases, as well as those lease elements, partially or totally not complying with the principles of recognition defined by PSAK 73 will be treated similarly to operating leases. The Group will recognize those lease payments on a straight-line basis over the lease term in the consolidated statements of profit or loss and other comprehensive income.

ii.	The Group as Lessor

Under PSAK 73, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. Leases in which the Group transfers substantially all the risks and rewards incidental to ownership of an asset are classified as finance  leases, otherwise it will be classified as an operating leases. Lease classification is made at the inception date and is reassessed only if there is a lease modification.

At the commencement date, the Group recognizes assets held under a finance lease at an amount equal to the net investment in the lease and present it as finance lease receivable. The net investment in the lease include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and residual value guarantees provided to the lessor by the lessee. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the lessee and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

As required by PSAK 71, an allowance for expected credit loss has been recognized on the finance lease receivables and presented under “Other Receivables”.

Rental income arising from operating leases is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the fixed assets and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

If an arrangement contains lease and non-lease components, the Group applies PSAK 72 Revenue from Contracts with Customers to allocate the consideration in the contract.

Accounting policy for leases applied until December 31, 2019

i.	As lessee

A lease is classified at the commencement date as a finance lease or operating lease. A lease that transfers substantially all the risks and benefits associated with ownership of shares to the Group is classified as a finance lease.

The finance lease is capitalized at the beginning of lease terms at the fair value of the leased assets or, if lower, present value of the minimum lease payment. Lease payments are apportioned between the finance charge and rental expenses. The finance charge is allocated to each period during the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Financial charges are recognized as finance costs in profit or loss.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.Leases (continued)

Accounting policy for leases applied until December 31, 2019 (continued)

i.	As lessee (continued)

The Group did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases (i.e. the ROU assets and lease liabilities equal the lease assets and liabilities recognized under PSAK 30R). The requirements of PSAK 73 were applied to these leases from January 1, 2020.

Leased assets are depreciated based on the useful lives. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease terms, the leased assets are fully depreciated over the shorter of the lease terms and their economic useful lives.

Operating leases are leases other than finance leases. Payments are charged under operating leases are recognized as an expense in profit or loss on a straight-line basis over the lease period.

ii.	As lessor

Leases where the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. The initial direct costs incurred in negotiating and arranging operating leases are added to the carrying value of the underlying assets and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as income in the period in which they are earned.

Revenue arising from operating lease is recorded as revenue from lessor transactions (Note 2q).

m.Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

n.Trade payables

Trade payables are obligations to pay for goods and/or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if the payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

o.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be withdrawn. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be withdrawn, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facilities to which it relates.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.	Foreign currency translations

The functional currency and the reporting currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose functional currency is maintained in U.S. dollars and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose functional currency is Australian dollars, TS Global Network Sdn. Bhd., and Telekomunikasi Indonesia International Sdn. Bhd. whose functional currency is Malaysian ringgit.

Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	2020		2019
	Buy	Sell	Buy	Sell
United States dollar (“US$”) 1	14,040	14,060	13,880	13,885
Australian dollar (“AU$”) 1	10,738	10,756	9,724	9,729
Singapore dollar (“SGD”) 1	10,591	10,607	10,312	10,317
New Taiwan dollar (“TWD”) 1	499.61	500.46	463.73	464.65
Euro ("EUR") 1	17,209	17,239	15,559	15,571
Japanese yen ("JPY") 1	135.91	136.15	127.76	127.82
Malaysian ringgit ("MYR") 1	3,477	3,485	3,390	3,394
Macanese pataca (“MOP”) 1	1,756	1,761	1,729	1,731
Hong Kong dollar (“HKD”) 1	1,811	1,814	1,782	1,783

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

q.Revenue and expense recognition

Accounting policy for revenue applied since January 1, 2020

Revenue from contract with customers

PSAK 72 establishes a comprehensive framework to determine how, when and how much revenue is to be recognized. The standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

The Group adopted PSAK 72 as at January 1, 2020 using the modified retrospective method by recognising the cumulative effect of initially applying PSAK 72 as an adjustment to the opening balance of equity at January 1, 2020.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.Revenue and expense recognition (continued)

Accounting policy for revenue applied since January 1, 2020 (continued)

Revenue from contract with customers (continued)

The Group has also elected to apply the following practical expedients on the transition date:

(i)	Completed contracts - the Group applied PSAK 72 only to customer contracts that had not been completed on January 1, 2020; and
(ii)

Contract modifications - instead of applying a retrospective approach to quantify the cumulative effects of contract modifications from the time each modification was made; the Group aggregated the effects of all contract modifications that occurred before January 1, 2020 in order to:

(a)	identify satisfied and unsatisfied performance obligations;
(b)	determine the transaction price of the latest modified contract; and
(c)	allocate the transaction price to the satisfied and unsatisfied performance obligations as of January 1, 2020.

Moreover, the Group also elected to apply practical expedient to not account for the effect of financing component when the period between the payment for a promised good or service and the transfer for such good or service to the customer is less than one year, in adopting PSAK 72.

Below is the summary of the Group’s revenue recognition accounting policy for each revenue stream:

i.	Mobile

Revenue from mobile primarily comprises of revenue from cellular service which among others: telephone service, interconnection service, internet and data service and Short Messaging Services (“SMS”) service. Those services are offered on postpaid or prepaid basis, which for prepaid, the sales of starter packs (also known as SIM cards and start-up load vouchers) and pulse reload vouchers are recognized initially as contract liabilities.

All mobile services revenues are recognized based on output method, either per actual usage or allowance unit used (if services sold in plan basis), because the customer simultaneously receives and consumes the benefits provided by the Group.

For services sold in bundled plan, total consideration is allocated to performance obligations based on stand-alone selling price for each of product and/or service. The Group estimated the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Most bundled plans sold by the Group only include services which are generally satisfied over the same period of time. Therefore the revenue recognition pattern is generally not impacted by the allocation.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.Revenue and expense recognition (continued)

Accounting policy for revenue applied since January 1, 2020 (continued)

Revenue from contract with customers (continued)

i.	Mobile (continued)

The consideration that is received is allocated between the telecommunication services and the points issued, with the consideration allocated to points that are equal to its fair value. The fair value of the points is determined according to historical information relating to the redemption rate of award points. The fair value of the points that are issued is deferred and recognized as revenue when the points are redeemed or have expired.

ii.	Consumer

Revenue from consumer primarily comprises of revenue from fixed telephone and Indihome services. Revenues from fixed telephone service are derived from customer who subscribes to fixed telephone service only, while revenues from Indihome service are derived from customer who subscribes to internet services or to more than one retail products. Those services are offered on a postpaid basis and billed in the following month. The contracts are offered as month to month contract.

The Group has a bundled services plan named “Indihome”. Under this bundled plan, the customer is allowed to subscribe to a combination of Consumer’s service (i.e. telephone, internet and data and paid TV).

All consumer services are recognized using the output method based on the customer's actual usage or time elapsed basis as the customer simultaneously receives and consumes the benefits provided by the Group.

Customers may be required to pay an upfront fee at the commencement of the contract. The upfront fee is considered to be a material right because the customer is not required to pay an upfront fee when the customer renews the service beyond the original contract period. The Group values the renewal option in the amount of the consideration received from the upfront fee for the installation service. The Group defers the amount of renewal option and recognizes it as revenue on a straight-line basis over the expected term of the customer relationships. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

iii.	Enterprise

Revenue from Enterprise primarily comprises of revenue from providing telephone service, data and internet service, information technologies service, and other services (e.g. sales of peripherals, manage service, call center service, e-health, e-payment, and others.). Some of the contracts with enterprise customers are bespoke in nature.

Revenues from enterprise are recognized overtime using output method based on actual usage or time elapsed if the provision of service does not depend on usage (i.e. minute of voice, kilobyte of data, etc.), except for sales of goods which are recognized as a point in time, because the customer simultaneously receives and consumes the benefits provided by the Group. Revenues for performance obligations that are satisfied at a point in time is recognized when control of goods is transferred to the customer, typically when the customer has physical possession of the goods.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.Revenue and expense recognition (continued)

Accounting policy for revenue applied since January 1, 2020 (continued)

Revenue from contract with customers (continued)

iii.	Enterprise (continued)

Some of the arrangements in enterprise are offered as bundled arrangements. For bundled arrangements, the product and/or service in the contract is accounted for as an individual performance obligation when it is separately identifiable from other promises in the contract and the customer can benefit from the product/service on its own. The total consideration is allocated to each distinct performance obligation that has been included in the contract, based on its stand-alone selling price. The stand-alone selling price is determined according to the observable prices at which individual product and/or service are sold separately, adjusted for market conditions and normal discounts as appropriate. Alternatively, when the observable prices are not available, the expected cost plus margin approach is used to determine the stand-alone selling prices.

Certain contracts with enterprise customers may give rise to variable consideration as the contract price depends on a future event (e.g. usage based contract or revenue-share based contract). In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on the method that better predicts the amount of consideration to which it will be entitled. The Group determines that the most expected value method is the appropriate method to use in estimating the variable consideration for a single contract with a large number of possible outcomes.

Before including any amount of variable consideration in the transaction price, the Group considers whether the amount of variable consideration is constrained. The Group determines that the estimates of variable consideration are not constrained based on its historical experience, business forecast and the current economic conditions and only includes variable consideration to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

When another party is involved in providing products and/or services to a customer, the Group is the principal if it controls the specified products and/or services before those products and/or services are transferred to the customer. Revenues are recorded on the net amount that has been retained (the amount paid by the customer less the amount paid to the suppliers), when, in substance, the Group has acted as agent and earned commission from the suppliers of the products and/or services sold.

iv.	Wholesale and International Business (“WIB”)

Revenue from WIB is mainly comprised of interconnections service for interconnection of other telecommunications carriers’ subscriber calls to the Group’s subscribers (incoming) and calls between other telecommunications carriers subscribers through the Group’s network (transit) and network service with other telecommunications carriers. All of these services are recognized based on output method using the basis of the actual recorded traffic for the month.

Incremental cost of obtaining/fulfilling contract with customers

The incremental costs of obtaining/fulfiling contracts with customers, which principally is comprised of sales commissions and contract fulfilment costs, are initially recognized on the statement of financial position. These costs are subsequently amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services. Costs that do not qualify as costs of obtaining/fulfilling contract with customers are expensed as incurred or in accordance with other relevant standards.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.Revenue and expense recognition (continued)

Accounting policy for revenue applied since January 1, 2020 (continued)

Revenue from lessor transactions

Revenue from lessor transactions comprise of revenue from telecommunication tower leases and other rental. Rental income is recognized on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss due to its operating nature.

Accounting policy for revenue applied until December 31, 2019

i.	Cellular revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

(a)	Airtime and charges for value added services are recognized based on usage by subscribers.
(b)	Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid service, which consist of the sale of starter packs (also known as SIM cards and start-up load vouchers) and pulse reload vouchers, are recognized initially as unearned income and recognized as revenue based on total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

ii.	Fixed line telephone revenues

Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from fixed line installations are deferred and recognized as revenue on the straight-line basis over the expected term of the customer relationships. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis

iii.Indihome’s revenues

Revenues from Indihome service is derived from customer who subscribes to internet service or to more than one retail products. Those services are offered on postpaid basis which is billed in the following month. The contracts are offered as month to month contract and revenues are recognized monthly as its billed.

Revenues from Indihome connection installations are deferred and recognized as revenue on a straight-line basis over the estimated term of customer relationship based on historical information and customer trends and also update its annually evaluation.

iv.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’ subscriber calls to the Group’s subscribers (incoming) and calls between subscribers of other operators through the Group’s network (transit).

v.	Data, internet, and information technology service revenues

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.Revenue and expense recognition (continued)

Accounting policy for revenue applied until December 31, 2019 (continued)

v.	Data, internet, and information technology service revenues (continued)

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods are delivered to customers or the installation takes place.

Revenue from computer software development service is recognized using the percentage-of-completion method.

vi.	Network revenues

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

vii.	Other revenues

Revenues from sales of peripherals or other telecommunications equipments are recognized when delivered to customers.

Revenues from telecommunication tower leases are recognized on straight-line basis over the lease period in accordance with the agreement with the customers.

Revenues from other services are recognized when services are rendered to customers.

viii.	Multiple-element arrangements

Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

ix.	Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Group acts as principal in the sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less amount paid to the suppliers) when, in substance, the Group has acted as agent and earned commission from the suppliers of the goods and services sold.

x.Customer loyalty programme

The Group operates a loyalty programme, which allows customers to accumulate points for every certain multiple of the telecommunication services usage. The points can be redeemed in the future for free or discounted products or services, provided other qualifying conditions are achieved.

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points.
Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

xi.Expenses

Expenses are recognized as they are incurred.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.	Employee benefits

i. Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

(a)	The date of plan amendment or curtailment; and
(b)	The date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Employee benefits (continued)

ii.Post-employment benefit plans and other long-term employee benefits (continued)

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in “Personnel Expenses” as they become payable.

iii.Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee’s services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

iv.Early retirement benefits

Early retirement benefits are accrued at the time the Group makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

s.Taxes

Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is recognized directly in equity.

Current income tax assets and liabilities are measured at the amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted or substantively enacted at each reporting date. Management periodically evaluates positions taken in Annual Tax Returns ("Surat Pemberitahuan Tahunan"/"SPT Tahunan") with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

Tax assessment

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal are determined. The additional taxes and penalty imposed through an SKP are recognized in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

Deferred tax

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.Taxes (continued)

Deferred tax (continued)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced if there is no longer probable that sufficient taxable profit will be available to compensate part or all of the benefits of deferred tax assets. Unrecognized deferred tax assets are reassessed at each reporting date and recognized if it is probable that future taxable profits will be available for recovery. Tax deductions arising from the reversal of deferred tax assets are excluded from estimates of future taxable income.

Deferred tax transactions which are recognized outside profit or loss are recognized outside profit or loss. Therefore, deferred taxes on these transactions are recognized either in other comprehensive income or recognized directly in equity.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, if and only if it has a legally enforceable right to set off current tax assets and liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same Tax Authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Value added tax (“VAT”)

Revenues, expenses and assets are recognized net of the VAT amount except:

i.	VAT arising from the purchase of assets or services that cannot be credited by the Tax Office, which VAT is recognized as part of the acquisition cost of the asset or as part of the applied expenses; and
ii.	Receivables and payables are presented including the amount of VAT.

Uncertainty over income tax

In accordance with ISAK 34: Uncertainty Over Income Tax Treatments which is effective on
January 1, 2019, stated that the recognition and measurement of tax assets and liabilities that contain uncertainty over income tax are determined by considering whether to be treated separately or together, the assumptions used in the examination of tax treatments by the Tax Authorities, consideration the probability that the Tax Authorities will accept uncertain tax treatment and re-consideration or estimation if there is a change in facts and circumstances.

If the acceptance of the tax treatment by the Tax Authorities is probable, the measurement is in line with income tax fillings. If the acceptance of the tax treatment by the Tax Authorities is not probable, the Group meaures its tax balances using the method that provides the better predict of resolution (i.e. most likely amount or expected value).

Accordingly, management believes that the interpretation did not have a significant impact on the consolidated financial statements.

Final tax

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on such transaction remains subject to tax even though the tax payer incurred a loss on the transaction.

Final tax on construction services and lease is presented as part of “Other Income (Expenses) - net”.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Financial instruments

Accounting policy for financial instruments applied since January 1, 2020

The Group classifies financial instruments into financial assets and financial liabilities. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The group adopted PSAK 71 as at January 1, 2020

i.	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through OCI (“FVTOCI”), and fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component of for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transactions costs. Trade receivables that do not contain a significant financing component or which the Group has applied the practical expedient, measured at a predetermined transaction price in accordance with PSAK 72.

Financial asset to be classified and measured at amortized cost or FVTOCI, it needs to give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. This assessment is referred to as the solely payments of principal and interest (SPPI) testing and it is performed at instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to buy or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

a.	Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Group’s financial assets at amortized cost consist of cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Financial instruments (continued)

Accounting policy for financial instruments applied since January 1, 2020 (continued)

i.	Financial assets (continued)

b.Financial assets at FVTOCI with recycling of cumulative gains and losses (debt instruments)

The Group measures debt instruments at FVTOCI if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at FVTOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group have no debt instruments classified at FVTOCI with recycling of cumulative gains and losses as of December 31, 2020.

c.Financial assets designated at FVTOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under PSAK 71 and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVTOCI are not subject to impairment assessment.

d.Financial assets at FVTPL

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at FVTPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not fulfilled with solely payments of principal and interest (SPPI) testing are classified and measured at FVTPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVTOCI, as described above, debt instruments may be designated at FVTPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. Financial assets that held for trading are disclosed as part of notes current financial asset, while the others are disclosed as part of notes long-term investment in debt and equity instruments.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Financial instruments (continued)

Accounting policy for financial instruments applied since January 1, 2020 (continued)

i.	Financial assets (continued)

Expected credit losses (“ECL”)

The Group recognizes an allowance for ECL for all debt instruments not held at FVTPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECL are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established a provision model that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. Trade receivables are written off when there is low possibility of recovering the contractual cash flow, after all collection efforts have been done and have been fully provided for allowance.

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loan and borrowings and payables, net of directly attributable transaction costs.

The Group classifies its financial liabilities as: (i) financial liabilities at FVTPL or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, interest-bearing loans, other borrowings and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans, and obligations under finance leases.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Financial instruments (continued)

Accounting policy for financial instruments applied since January 1, 2020 (continued)

ii.	Financial liabilities (continued)

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

a.	Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVTPL are designated at the initial date of recognition, and only if the criteria in PSAK 71 are satisfied. The Group has not designated any financial liability as at FVTPL.

b.Financial liabilities measured at amortized cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and other borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortisation process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss. This category generally applies to interest-bearing loans and other borrowings. For more information, refer to Note 20 Long-Term Loans and Other Borrowings.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of offset must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

(i)	the normal course of business;
(ii)	the event of default; and
(iii)	the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.	Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

v.	Hedge Accounting

The Group does not apply hedge accounting.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Financial instruments (continued)

Accounting policy for financial instruments applied until December 31, 2019

The Group classifies financial instruments into financial assets and financial liabilities. A Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest method in accordance with their classification.

i.	Financial assets

The Group classifies its financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity investment or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivables, other non-current financial assets, and available-for-sale investments.

‘(a)  Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other income (expense) in consolidated statements of profit or loss and other comprehensive income in the period in which they arise.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables consist of, among other, cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets (long-term trade receivables and restricted cash).

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

(c)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities on which management has the positive intention and ability to hold to maturity, other than:

●	those that the Group, upon initial recognition, designates as at fair value through profit or loss;
●	those that the Group designates as available-for-sale; and
●	those that meet the definition of loans and receivables.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Financial instruments (continued)

Accounting policy for financial instruments applied until December 31, 2019 (continued)

i.	Financial assets (continued)

(d)	Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite periods of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale investments primarily consist of mutual funds, corporate and government bonds and capital stock, which are recorded as part of “Other current financial assets” and “Long-term investments in Associate” in the consolidated statements of financial position.

Available-for-sale investments are stated at fair value. Unrealized holding gains or losses on available-for-sale investments are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gains or losses from the sale of available-for-sale investments are recognized in the consolidated statements of profit or loss and other comprehensive income, and are determined on the specific identification basis.

Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial assets. Impairment is recognized when the loss can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a Group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in the collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Financial instruments (continued)

Accounting policy for financial instruments applied until December 31, 2019 (continued)

i.	Financial assets (continued)

Impairment of financial assets (continued)

For available-for-sale financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognized in other consolidated comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other consolidated comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

ii.	Financial liabilities

The Group classifies its financial liabilities as (a) financial liabilities at fair value through profit or loss or (b) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, interest-bearing loans, other borrowings and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans, and obligations under finance leases.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

(b)	Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are trade and other payables, accrued expenses, interest-bearing loans, other borrowings, and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans, and obligations under finance leases.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of offset must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

(a)the normal course of business;
(b)the event of default; and
(c)the event of insolvency or bankruptcy of the Group and all of the counterparties.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Financial instruments (continued)

iv.Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arm’s length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, a discounted cash flow analysis or other valuation models.

v.Derecognition of financial instrument

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

u.Sukuk Ijarah

Sukuk Ijarah issued by the Group is recognized at nominal value, adjusted to the premium or discount and related transaction costs. The difference between the carrying amount and the nominal value is amortized on a straight-line basis over the period of the sukuk and is recognized in the income statement as the sukuk issuance expense.

Sukuk Ijarah, after adjusting for premium or discount and unamortized transaction costs, is presented as part of liabilities.

v. Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer of treasury stock is credited to “Additional Paid-in Capital”.

w.	Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

x.Basic and diluted earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial instruments.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

y.	Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
ii.

whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and

iii.	for which discrete financial information is available.

z.	Provisions

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

aa.  Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in profit or loss as part of “Depreciation and Amortisation” in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill can not be reversed in future periods.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab.Current and non current classifications

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is presented current when it is:

i.	expected to be realized or intended to be sold or consumed in the normal operating cycle;
ii.	held primarily for the purpose of trading;
iii.

expected to be realized within twelve months after the reporting period; or cash or cash equivalent unless restricted from being exchanged or used to settle a liability for a least twelve months after the reporting period.

Asset which do not meet above criterias, classified as non current assets.

A liability is current when:

i.	it is expected to be settled in the normal operating cycle;
ii.	it is held primarily in the proposed of trading;
iii.	it is due to be settled within twelve months after reporting period;
iv.	there is no unconditional right after deferred the settlement of the liability for at least twelve months after the reporting period.

The terms of liability that could, at the option of counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Liabilities which do not meet above criterias, classified as long term liabilities.

Deffered tax assets and liabilities are classified as non-current assets and liabilities.

ac.	Changes in accounting policy and disclosures

PSAK 71

The Group has applied PSAK 71 modified retrospective approach on the required effective date, January 1, 2020. The 2020 opening balances have been adjusted, but the previous periods have not been restated. Some of the key changes that impacted the Group include the following:

i.	Classification and measurement

Under PSAK 71, the Group classifies its financial assets as at amortized cost, at FVTPL, and at FVTOCI. Previously under PSAK 55, its classified as loan and receivables and available for sale. The classification is based on two criteria: the Group’s business model for managing the assets; and whether the instruments’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding.

The assessment of the Group’s business model was made as of the date of initial application, January 1, 2020, and then applied retrospectively to those financial assets that were not derecognized before January 1, 2020. The assessment of whether contractual cash flows on debt instruments are solely payments of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

The classification and measurement requirements of PSAK 71 have an impact on some of the Group’s available for sale financial assets as they have to be measured at FVTPL as the instruments’ contractual cash flow does not represent solely payments of principal and interest. The Group continued measuring at amortized cost for all financial assets previously classified as loans and receivables under PSAK 55 (2013).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.	Changes in accounting policy and disclosures (continued)

PSAK 71 (continued)

i.	Classification and measurement (continued)

The table below illustrates the classification and measurement of financial assets under PSAK 71 and PSAK 55 at the date of initial application, January 1, 2020:

	Original measurement	New measurement
	category under PSAK 55	category under PSAK 71
Cash and cash equivalents	Loans and receivables	Amortized cost
Trade receivables	Loans and receivables	Amortized cost
Convertible bonds	Available for sale	FVTPL
Debt instruments	Available for sale	FVTOCI
Equity investments	Available for sale	FVTPL

ii.	Impairment

The adoption of PSAK 71 has fundamentally changed the Group’s accounting for impairment losses for financial assets by replacing PSAK 55’s incurred loss approach with a forward-looking ECL approach. PSAK 71 requires the Group to recognise an allowance for ECL for all debt instruments not held at FVTPL and contract assets.

PSAK 72

The Group has adopted PSAK 72 from January 1, 2020 using the modified retrospective approach, which means the Group elected not to restate comparative figures but any adjustments to the carrying amounts at transition date were recognized in the opening balance of retained earnings and non-controlling interest. Some of the key changes that impacted the Group include the following:

i.	Based on the new requirements under PSAK 72, contract assets and contract liabilities have been added as new lines in the consolidated statements of financial position. Previously, contract assets were reported as trade receivables and contract liabilities were reported as unearned income.
ii.	Contract costs that consist of costs to obtain and fulfill the contract have been added as new line in the consolidated statement of financial position. Previously, these contract costs were expensed as incurred or amortized with systematic basis that is inconsistent with the recognition of related revenue.
iii.	Revenues from contracts with customers which measured under PSAK 72 are separately presented from revenues from lessor transactions.

In the transition date of PSAK 72, the application of variable consideration and timing of revenue recognition principle results in the Group recognized an increase in retained earnings as the amount of revenue recognized for the completed performance obligation under PSAK 72 is greater than the revenue recognized under the previous revenue standard. In return, the Group recognizes contract assets as the Group’s right to consideration in exchange for the completed performance obligation. The contract assets are subsequently reclassified as trade receivables when the consideration becomes unconditional.

The Group also recognizes capitalisation of incremental costs of obtaining and fulfilling the contracts with customers. In contrast to the previous standards that required the Group to expense these costs as incurred, the capitalised contract costs are now amortized on a consistent basis with the transfer to the customer of the goods or services to which the contract costs relate.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.Changes in accounting policy and disclosures (continued)

PSAK 73

The Group has applied PSAK 73 using modified retrospective approach on the required effective date, January 1, 2020. The 2020 opening balances have been adjusted, but the previous periods have not been restated. Some of the key changes that impacted the Group include the following:

i.	Right-of-use assets and lease liabilities

Adoption of PSAK 73 resulted in the Group’s future minimum lease payments under non-cancellable operating leases to be recognized as lease liabilities with corresponding Right-of-Use (“ROU”) assets.

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2020. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 January, 2020 was 7.33%.

ii.	Sublease

The Group has reclassified certain of its sublease agreements as finance leases. The portion of the ROU assets subject to sublease is de-recognized and a sublease receivable is recognized in the balance sheet when the sublease commences.

The effect of adopting PSAK 71, PSAK 72, and PSAK 73 were as follows:

January 1, 2020
ASSETS
Cash and cash equivalents	(1)
Trade receivables	(1,119)
Contract assets	947
Other receivables	(95)
Contract cost	1,185
Other current assets	(1,207)
Long-term investments in financial instrument	294
Property and equipment	(2,154)
ROU assets	20,413
Deferred tax assets - net	(99)
Other non-current assets	(3,170)
14,994

LIABILITIES
Unearned income	8,155
Contract liabilities	(8,224)
Deferred tax liabilities - net	7
Lease liabilities	(14,260)
(14,322)

EQUITY
Other equity	52
Retained earnings - unappropriated	(685)
Non-controlling interests	(39)
(672)

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.	Changes in accounting policy and disclosures (continued)

The impact of the changes to the current period financial statements is as follow:

		Previous
	New standards	standards	Adjusment
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS
Cash and cash equivalents	20,589	20,589	0
Trade receivables	11,339	12,405	(1,066)
Contract asset	1,036	-	1,036
Other receivables	214	268	(54)
Contract cost	454	-	454
Other current assets	6,561	6,792	(231)
Long-term investments in financial instruments	4,045	3,820	225
Property and equipment	160,923	163,077	(2,154)
Right-of-use assets	18,566	-	18,566
Deferred tax assets - net	3,578	3,907	(329)
Contract asset – net of current portion	203	-	203
Contract cost – net of current portion	1,254	-	1,254
Other non-current assets	4,833	8,003	(3,170)
TOTAL ASSETS	233,595	218,861	14,734

LIABILITIES
Accrued expenses	14,265	14,627	(362)
Unearned income	-	7,834	(7,834)
Contract liabilities	7,834	-	7,834
Current maturities of lease liabilities	5,396	2,515	2,881
Deferred tax liabilities - net	561	580	(19)
Unearned income – net of current portion	-	1,004	(1,004)
Contract liabilities - net of current portion	1,004	-	1,004
Long term loan and other borrowing – net of
current maturities	30,561	29,198	1,363
Lease liabilities - net of current maturities	10,221	-	10,221
TOTAL LIABILITIES	69,842	55,758	14,084

EQUITY
Other equity	374	349	25
Retained earnings - unapproriated	79,152	78,350	802
Non-controlling interests	18,362	18,539	(177)
TOTAL EQUITY	97,888	97,238	650

CONSOLIDATED STATEMENT OF PROFIT OR
LOSS AND OTHER COMPREHENSIVE INCOME

Operation, maintenance and telecommunication
service	(34,593)	(39,202)	4,609
Depreciation and amortization	(28,892)	(24,523)	(4,369)
General and administrative	(6,511)	(6,823)	312
Marketing	(3,482)	(4,233)	751
Other income - net	403	744	(341)
Finance costs	(4,520)	(3,624)	(896)
Income tax (expense) benefit - deferred	586	793	(207)

Profit for the year attributable to:
Owners of the parent company	20,804	20,769	35
Non-controlling interests	8,759	8,936	(177)

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.	Changes in accounting policy and disclosures (continued)

The impact of the changes to the current period financial statements is as follow (continued):

(In billions of
Indonesia Rupiah)
CONSOLIDATED STATEMENT OF CASHFLOWS
Net cash flows from operating activities
Short-term and low-value lease asset	(3,731)
Net cash flows from financing activities
Repayment of principal portion of lease liabilities	(4,802)

ad.  Critical accounting considerations, estimates and assumptions

The preparation of the Group's consolidated financial statements requires management to make decisions, estimates and assumptions that affect the amount of revenue, expenses, assets and liabilities reported, and the accompanying disclosures, and disclosures of contingent liabilities, at the end of the reporting period.

Uncertainty about these assumptions and estimates can produce results that require a material adjustment to the carrying amounts of assets and liabilities affected in the coming periods.

i.	Consideration

The following considerations were made by management in applying the Group's accounting policies that have the most significant influence on the amounts recognized in the consolidated financial statements:

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income could necessitate future adjustments to tax income and expense already recorded. Judgment is also involved in determining the provision for corporate income tax. There are certain transactions and computation for which the ultimate tax determination is uncertain during the ordinary course of business.

The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amounts of income tax are disclosed in Note 28.

ii.	Estimates and assumptions

Estimates and assumption are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ad.  Critical accounting considerations, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(a)	Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (ROI). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 31 and 32.

(b)	Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation, and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amounts of property and equipment are disclosed in Note 12.

(c)	Determining the lease term of contracts with renewal and termination options - Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ad.  Critical accounting considerations, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(d)  Credit loss provision for financial assets

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a credit provision methodology that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors, and the economic environment.

For term deposits and debt instruments at fair value through OCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the deposits or debt instrument are considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

The Group assesses whether there is objective evidence that other receivables or other financial assets have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of provision for impairment of other receivables are disclosed in Note 5.

Following the effect of Covid-19 pandemic, Group has not remodified the definition of its significant increase in credit risk and the definition of its default. Group also closely monitors the changes in shared risk characteristics of certain account receivables by evaluating the customer segmentations portfolios which the respective customers might engage in business industries, or locate in areas, which have become affected, or are more prone to be affected, by the pandemic. Group has reassessed the model used to calculate ECLs based on the latest reasonable and supportable data to better reflect the current change in circumstances. Methods and approaches will continue to be monitored and updated if additional reasonable and supportable data and information are available; including forward looking information and other input in the future.

(e)	Revenue

(i)	Critical judgements in determining the performance obligation, timing of revenue recognition and revenue classification

The Group provides information technology services that are bespoke in nature. Bespoke products consist of various goods and/or services bundled together in order to provide integrated solution services to customers. In addition to the bespoke service, Group also provide multiple standard product as bundling product in contract with customer. Significant judgment is required in determining the number and nature of performance obligations promised to customers in those contracts. The number and nature of performance obligations will determine the timing of revenue recognition for such contract.

The Group reviews the determination of  performance obligations on a contract-by-contract basis. When a contract consisting of several goods and/or service is assessed to have one performance obligations, the Group applies a single method of measuring progress for the performance obligation based on the measurement method that best depicts the economics of the contract, which in most cases is over time.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ad.  Critical accounting considerations, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(e)	Revenue (continued)

(i)	Critical judgements in determining the performance obligation, timing of revenue recognition and revenue classification (continued)

The Group also presents the revenue classification using consistent approach. When a contract consisting of several goods and/or service is assessed to have one performance obligations, the Group presents that performance obligations in one financial statement line items which best represent the main service of the Group, which in most cases is the internet, data communication and information technology services.

(ii)	Critical judgements in determining the stand-alone selling price

The Group provides wide array of products related to telecommunication and technology. To determine the stand-alone selling price for goods and/or services that do not have any readily available observable price, the Group uses the expected cost-plus margin approach. The Group determines the appropriate margin based  on historical achievement.

(f)	Test for impairment of non-current assets and goodwill

The application of the acquisition method in a business combination requires the use of accounting estimates in allocating the purchase price to the fair market value of the assets and liabilities acquired, including intangible assets. Certain business acquisitions by the Group resulted goodwill, which is not amortized but is tested for impairment annually and every indication of impairment exists.

Although management believes that the assumptions used are appropriate, significant changes to those assumptions can materially affect the evaluation of recoverable amounts and may result in impairment according to PSAK 48: Impairment of Assets.

(g)	Acquisition

The Group evaluates each acquisition transaction to determine whether it will be treated as an asset acquisition or business combination. For transactions that are treated as an asset acquisition, the purchase price is allocated to the assets obtained, without the recognition of goodwill. For acquisitions that meet the business combination definition, the Group applies the accounting acquisition method for assets acquired and liabilities assumed are recorded at fair value at the acquisition date, and the results of operations are included with the Group's results from the date of each acquisition.

Any excess from the purchase price paid for the amount recognized for assets acquired and liabilities incurred is recorded as goodwill. The Group continues to evaluate acquisitions that are counted as a business combination for a period not exceeding one year after the applicable acquisition date of each transaction to determine whether additional adjustments are needed to allocate the purchase price paid for the assets acquired and liabilities assumed. The fair value of assets acquired and liabilities incurred are usually determined using either an estimated replacement cost or a discounted cash flow valuation method. When determining the fair value of tangible assets acquired, the Group estimates the cost of replacing assets with new assets by considering factors such as the age, condition and economic useful lives of the assets. When determining the fair value of the intangible assets obtained, the Group estimates the applicable discount rate and the time and amount of future cash flows, including the rates and terms for the extension and reduction.

readiness to deliver opt

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.  CASH AND CASH EQUIVALENTS

		2020		2019
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Cash on hand	Rp	-	19	-	37
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk. (“Bank Mandiri”)	Rp	-	1,559	-	1,407
	US$	8	110	9	122
	EUR	2	28	1	23
	JPY	1	0	1	0
	HKD	2	3	0	1
	AU$	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk. (“BNI”)	Rp	-	1,129	-	1,033
	US$	5	72	6	86
	SGD	0	0	0	0
	EUR	-	-	0	0
PT Bank Rakyat Indonesia (Persero) Tbk. (“BRI”)	Rp	-	312	-	198
	US$	-	6	3	44
PT Bank Tabungan Negara (Persero) Tbk. ("BTN")	Rp	-	43	-	51
Others (each below Rp75 billion)	Rp	-	21	-	20
	US$	0	0	0	0
	SGD	0	0	-	-
Sub-total			3,283		2,985

Third parties
PT Bank CIMB Niaga Tbk. (”Bank CIMB Niaga”)	Rp	-	1,576	-	33
	US$	0	1	0	0
	MYR	1	4	-	-
The Hongkong and Shanghai Banking
Corporation Ltd. ("HSBC Hongkong")	US$	36	504	14	188
	HKD	5	10	6	10
PT Bank HSBC Indonesia ("HSBC")	Rp	-	218	-	3
PT Bank Pembangunan Daerah (“BPD”)	Rp	-	155	-	121
PT Bank Permata Tbk (“Bank Permata”)	Rp	-	81	-	335
	US$	1	12	4	62
Standard Chartered Bank (“SCB”)	Rp	-	0	-	0
	US$	6	86	11	150
	SGD	8	81	1	7
Others (each below Rp75 billion)	Rp	-	260	-	401
	US$	8	108	8	113
	MYR	13	44	4	12
	TWD	42	21	0	13
	SGD	1	15	0	3
	EUR	0	5	1	17
	AU$	0	5	1	7
	MOP	0	-	0	1
	HKD	0	0	0	0
Sub-total			3,186		1,476

Total cash in banks			6,469		4,461

Time deposits
Related parties
BNI	Rp	-	3,039	-	2,693
	US$	27	385	32	450
Bank Mandiri	Rp	-	2,825	-	1,129
	US$	14	190	16	215
BRI	Rp	-	2,421	-	2,561
	US$	34	479	36	500
BTN	Rp	-	2,123	-	2,733
	US$	-	-	4	49
Sub-total			11,462		10,330

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.CASH AND CASH EQUIVALENTS (continued)

		2020		2019
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits (continued)
Third parties
PT Bank Pembangunan Daerah Jawa Barat
dan Banten Tbk (“BJB”)	Rp	-	919	-	1,394
	US$	6	80	-	-
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	379	0	400
	US$	9	131
PT Bank Maybank Indonesia Tbk. ("Maybank")	Rp	-	12	0	14
	US$	35	494	5	70
PT Bank Sinarmas Tbk. (“Bank Sinarmas”)	Rp	-	250	0	0
PT Bank Tabungan Pensiunan Nasional Tbk. ("BTPN")	Rp	-	115	0	1
PT Bank Danamon Tbk. (“Bank Danamon”)	Rp	-	101	0	1
PT Bank DBS Indonesia ("Bank DBS")	Rp	-	-	0	29
PT Bank CIMB Niaga Tbk
(“Bank CIMB Niaga”)	Rp	-	42	-	992
	US$	-	-	29	398
Others (each below Rp75 billion)	Rp	-	45	0	43
	US$	5	71	8	42
	MYR	-	-	9	30
Sub-total			2,639		3,414

Total time deposits			14,101		13,744
Allowance for expected credit loss			(0)		-
Total			20,589		18,242

Interest rates per annum on time deposits are as follows:

	2020	2019
Rupiah	2.00% - 8.25%	4.00% - 9.25%
Foreign currency	0.25% - 2.80%	0.50% - 3.30%

The related parties in which the Group places its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

4. OTHER CURRENT FINANCIAL ASSETS

		2020		2019
		Balance		Balance
		Foreign currency	Rupiah	Foreign currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits
Related parties
BNI	Rp	-	60	-	-
	US$	20	278	-	-
Bank Mandiri	Rp	-	180	-	-
	US$	5	70	-	-
BRI	Rp	-	120	-	-
	US$	14	197	-	-
BTN	US$	9	126	-	-
Sub-total			1.031		-

Third parties
SCB	US$	-	-	8	111
Others (each below Rp75 billion)	Rp	-	18	-	18
	US$	5	71	5	71
Total time deposits			1,120		200

Escrow accounts	Rp	-	47	-	142
	US$	2	27	1	15
	MYR	-	-	6	19
Total escrow accounts			74		176

Mutual funds
Related parties
PT Bahana TCW Investment Management
("Bahana TCM")	Rp	-	77	-	71
Total mutual funds			77		71

Others (each below Rp75 billion)	US$	2	32	-	102
	MYR	-	-	2	5
Total others			32		107
Total			1,303		554

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2020	2019
Rupiah	3.25% - 6.50%	6.50%
Foreign currency	0.15% - 1.08%	1.20% - 2.51%

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.	By debtor

(i)Related parties

	2020	2019
State-owned enterprises	1,564	1,604
Indonusa	504	494
Indosat	225	150
Others (each below Rp75 billion)	407	459
Total	2,700	2,707
Allowance for expected credit losses	(1,056)	(915)
Net	1,644	1,792

(ii)Third parties

	2020	2019
Individual and business subscribers	15,095	13,710
Overseas international carriers	1,904	1,583
Total	16,999	15,293
Allowance for expected credit losses	(7,304)	(5,288)
Net	9,695	10,005

b.	By age

(i)Related parties

	2020	2019
Up to 3 months	1,356	1,563
3 to 6 months	253	237
More than 6 months	1,091	907
Total	2,700	2,707
+	(1,056)	(915)
Net	1,644	1,792

(ii)Third parties

	2020	2019
Up to 3 months	8,762	9,270
3 to 6 months	1,021	1,077
More than 6 months	7,216	4,946
Total	16,999	15,293
Allowance for expected credit losses	(7,304)	(5,288)
Net	9,695	10,005

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES (continued)

b.	By age (continued)

(iii)Aging of total trade receivables

	2020			2019
		Allowance for	Expected		Allowance for
		expected	credit		expected
	Gross	credit losses	loss rate	Gross	credit losses
Not past due	7,818	696	8.9%	8,250	395
Past due up to 3 months	2,300	488	21.2%	2,583	513
Past due more than 3 to 6 months	1,274	495	38.9%	1,314	458
Past due more than 6 months	8,307	6,681	80.4%	5,853	4,837
Total	19,699	8,360		18,000	6,203

The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2020 and 2019, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp4,217 billion and Rp3,942 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.	By currency

(i)Related parties

	2020	2019
Rupiah	2,690	2,705
U.S. dollar	10	2
Total	2,700	2,707
Allowance for expected credit losses	(1,056)	(915)
Net	1,644	1,792

(ii)Third parties

	2020	2019
Rupiah	14,635	12,883
U.S. dollar	2,265	2,298
Singapore dollar	75	71
Others (each below Rp75 billion)	24	41
Total	16,999	15,293
Allowance for expected credit losses	(7,304)	(5,288)
Net	9,695	10,005

d.  Movements in the allowance for impairment of receivables

	2020	2019
Beginning balance	6,203	5,029
Adjustment on initial application of PSAK 71	(14)	-
Allowance recognized during the period	2,362	2,283
Receivables written off	(191)	(1,109)
Ending balance	8,360	6,203

The receivables written off relate to both related party and third party trade receivables.

Management believes that the allowance for expected credit losses is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2020 and 2019, certain trade receivables of the subsidiaries amounting to Rp3,432 billion and Rp6,812 billion, respectively, have been pledged as collateral under lending agreements (Notes 19 and 20c).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

6.	CONTRACT ASSETS

	2020	2019
Contract assets	1,351	-
Allowance for expected credit losses	(112)	-
Net	1,239	-
Short term portion	(1,036)	-
Long term portion	203	-

Management believes that the allowance for expected credit losses is adequate to cover losses on uncollectible contract asset.

Refer to Note 33 for details of related party transactions.

7.	INVENTORIES

	2020	2019
Components	560	351
SIM cards and blank prepaid vouchers	265	154
Others	226	172
Total	1,051	677
Provision for obsolescence
Components	(37)	(62)
SIM cards and blank prepaid vouchers	(28)	(28)
Others	(3)	(2)
Total	(68)	(92)
Net	983	585

Movements in the provision for obsolescence are as follows:

	2020	2019
Beginning balance	92	67
Provision recognized during the year	1	25
Inventory written off	(25)	-
Ending balance	68	92

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

The inventories recognized as expense and included in operations, maintenance and telecommunication service expenses in December 31, 2020 and 2019 amounted to Rp544 billion and Rp1,727 billion, respectively (Note 26).

As of December 31, 2020 and 2019, certain inventories of the subsidiaries amounting to Rp557 billion and Rp343 billion, respectively, have been pledged as collateral under lending agreements (Notes 20c).

As of December 31, 2020 and 2019, modules (part of property and equipment) and components held by the Group with book value amounting to Rp107 billion and Rp112 billion, respectively, have been insured against fire, theft, and other specific risks. Total sum insured as of December 31, 2020 and 2019 amounted to Rp155 billion.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

8.	OTHER CURRENT ASSETS

The breakdown of other current assets is as follows:

	2020	2019
Prepaid annual frequency license (Note 36c.i)	4,554	3,879
Advances	1,339	670
Prepaid rental	259	1,403
Prepaid salaries	180	189
Others (each below Rp75 billion)	229	550
Total	6,561	6,691

9. CONTRACT COST

The breakdown of contract costs is as follows:

	2020
	Cost to obtain	Cost to fulfill	Total
At December 31, 2019	-	-	-
Adjustment of initial application of PSAK 72	696	489	1,185
Total	696	489	1,185

At January 1, 2020	696	489	1,185
Amortisation during the year	(150)	(368)	(518)
Addition current year	699	342	1,041
At December 31, 2020	1,245	463	1,708
Short term portion	(193)	(261)	(454)
Long term portion	1,052	202	1,254

10. LONG-TERM INVESTMENTS IN FINANCIAL INSTRUMENT

	2020	2019

Convertible bonds
PT Aplikasi Karya Anak Bangsa (“AKAB”)	2,116	-
Others (each below Rp75 billion)	223	333
Total convertible bonds	2,339	333

Investment in equity	1,706	720

Total	4,045	1,053

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

10. LONG-TERM INVESTMENTS IN FINANCIAL INSTRUMENT (continued)

On November 16, 2020, Telkomsel entered into agreements with AKAB in the form of non-interest bearing convertible bond amounting to US$150 million (equivalent to Rp2,116 billion as of December 31, 2020). The convertible bond will mature on November 16, 2023. The investment in convertible bond is classified as FVTPL since it is held by Telkomsel not to collect the contractual cash flow and is not solely payment of principal and interest on the principal amount outstanding.

Investments in equity include investments of MDI at several start-up entities engaged in Information and technology. The additional investments during the year by MDI amounted to Rp783 billion. These equity investments are classified as FVTPL.

11.	LONG-TERM INVESTMENTS IN ASSOCIATES

The details of long-term investments in associates under equity method as of December 31, 2020 are as follows:

	2020
	Percentage of ownership	Beginning balance	Additions (Deductions)	Share of net profit (loss)	Dividend	Share of other comprehensive income	Impairment	Ending balance
Long-term investments
in associates:

Jalin[a]	33,00	77	-	17	(5)	(0)	-	89
Finarya[b]	25,00	267	28	(209)	-	1	-	87
Tiphone[c]	24,00	526	-	(41)	-	-	(485)	-
Indonusa[d]	20,00	210	-	-	-	-	(210)	-
Others (each below Rp75 billion)[e]		130	(33)	(13))	-	(0)	(68)	16
Total long-term
investments in associates		1,210	(5)	(246)	(5)	1	(763)	192

Summarized financial information of the Group’s investments accounted for under the equity method as at and for the year ended December 31, 2020*:

	Jalin	Finarya	Indonusa	Others
Statements of financial position
Current assets	187	3.160	565	972
Non-current assets	194	169	331	4,516
Current liabilities	(92)	(2.327)	(318)	(795)
Non-current liabilities	(22)	(41)	(573)	(4,398)
Equity (deficit)	267	961	5	295

Statements of profit or loss and other
comprehensive income
Revenues	277	133	783	1,278
Operating expenses	(205)	(948)	(691)	(1,035)
Other income (expenses) including
finance costs - net	(3)	69	(24)	(92)
Profit (loss) before tax	69	(746)	68	151)
Income tax benefit (expense)	(18)	2	(6)	(4)
Profit (loss) for the period	51	(744)	62	147)
Other comprehensive income (loss)	(1)	4	7	(27)
Total comprehensive income (loss)
for the period	50	(740)	69	120)

* Summary of financial information for Tiphone as of December 31, 2020 is not available.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

11.	LONG-TERM INVESTMENTS IN ASSOCIATES (Continued)

The details of long-term investments in associates under equity method as of December 31, 2019 are as follows:

	2019
	Percentage of ownership	Beginning balance	Additions (deduction)	Share of net profit (loss)	Dividend	Share of other comprehensive income	Impairment	Ending balance
Long-term investment
in associates:
Tiphone[c]	24.00	1,602	-	88	(11)	19	(1,172)	526
Finarya[b]	26.58	-	484	(217)	-	-	-	267
Indonusa[d]	20.00	210	-	-	-	-	-	210
Jalin[a]	33.00	-	70	7	-	(0)	-	77
Others (each below Rp75 billion)[e]		141	32)	(44))	-	1)	-)	130
Total long-term
investments in associates		1,953	586	(166)	(11)	20	(1,172)	1,210

Summarized financial information of the Group’s investments accounted for under the equity method as at and for the year ended December 31, 2019:

	Tiphone	Finarya	Indonusa	Jalin	Others
Statements of financial position
Current assets	8,165	2,382	495	100	1,056
Non-current assets	778	132	253	222	4,326
Current liabilities	(3,824)	(1,533)	(534)	(78)	(1,552)
Non-current liabilities	(741)	(3)	(278)	(10)	(5,343)
Equity (deficit)	4,378	978	(64)	234	(1,513)

Statements of profit or loss and other
comprehensive income
Revenues	28,442	38	794	205	1,205
Operating expenses	(27,621)	(877)	(738)	(148)	(1,303)
Other income (expenses) including
finance costs - net	(321)	17	1	2	(159)
Profit (loss) before tax	500	(822)	57	59	(257)
Income tax benefit (expense)	(138)	1	(10)	(17)	(48)
Profit (loss) for the period	362	(821)	47	42	(305)
Other comprehensive income (loss)	77	-	(1)	(0)	2
Total comprehensive income (loss)
for the period	439	(821)	46	42	(303)

a Jalin was previously a subsidiary. On June 19, 2019 the Group sold 67% of its shares to PT Danareksa (Persero) (“Danareksa”) amounted to Rp395 billion.

[b]

On January 21, 2019, Telkomsel established of PT Fintek Karya Nusantara ("Finarya”), a subsidiary, with an initial investment amounted to Rp25 billion and on February 22, 2019 Telkomsel transferred its assets amounted to Rp150 billion to Finarya. For this transaction, Telkomsel obtained 2,499 and 14,974 shares, respectively (equal to 100% ownership). Telkomsel with PT Mandiri Capital Indonesia, PT BRI Ventura Indonesia, PT BNI Sekuritas, PT Jasamarga Tollroad Operator, PT Dana Tabungan dan Asuransi Pegawai Negeri (Persero), PT Pertamina Retail, PT Kereta Commuter Indonesia (“KCI”), PT Asuransi Jiwasraya (Persero), and PT Danareksa Capital, entered in to shareholder agreement on July 31, 2019, October 31, 2019, and December 31, 2019 relating to the increase in issued and paid up capital made by each shareholder. On December 31, 2019, Telkomsel owned 48,530 shares or equivalent to 26.58% ownership.

On October 23, 2020 Finarya issued 13,632 series B shares, owned by Grab LA Pte Ltd (“Grab”) 11,237 shares, PT BRI Ventura Indonesia 943 shares, Mandiri Capital Indonesia 924 shares, Telkomsel 528 shares. This investment decreased Telkomsel’s ownership in PT Finarya, from previously 26.58% and diluted to 25.00%.

[c]

Tiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such as cellullar phone including spare parts, accessories, rechargeable credit vouchers, repair service, and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for Rp1,395 billion, including intangible assets and goodwill amounting to Rp188 billion and Rp647 billion, respectively. In 2020, Management has recognized full impairment on its investment in Tiphone considering the doubts over the continuity of its business, financial condition and suspension of stocks effective June 10, 2020. Management has decided to book full allowance for the investment in Tiphone as of December 31, 2020.

[d]

Indonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its shares ownership in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by Rp80 billion. The Company waived its right to own the new shares issued and transferred it to Metra, as the result, Metra’s ownership in Indonusa increased to 4.33% and the Company’s ownership become 15.67%.  Based on management assessment, there was allowance for impairment on investment in Indonusa.

[e]	The unrecognized share in losses in other investments cumulatively as of December 31, 2020 and 2019 was amounting to Rp228 billion and Rp480 billion, respectively.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12. PROPERTY AND EQUIPMENT

	December 31, 2019	Effect of adoption of PSAK 73	January 1, 2020	Additions	Deductions	Reclassifications/ Translations	December 31, 2020
At cost:
Directly acquired assets
Land rights	1,644	-	1,644	157	-	(1)	1,800
Buildings	14,062	-	14,062	201	-	1,874	16,137
Leasehold improvements	1,549	-	1,549	31	(192)	22	1,410
Switching equipment	17,348	-	17,348	956	(1,921)	1,123	17,506
Telegraph, telex and data communication
equipment	2,258	-	2,258	429	-	(675)	2,012
Transmission installation and equipment	151,750	-	151,750	1,050	(3,825)	10,221	159,196
Satellite, earth station and equipment	12,344	-	12,344	236	(2)	(2,155)	10,423
Cable network	54,357	-	54,357	8,280	(68)	(1,773)	60,796
Power supply	20,113	-	20,113	45	(311)	1,141	20,988
Data processing equipment	16,409	-	16,409	3	(703)	1,954	17,663
Other telecommunication peripherals	5,340	-	5,340	2,157	-	16	7,513
Office equipment	2,361	-	2,361	216	(354)	(98)	2,125
Vehicles	568	-	568	48	(104)	39	551
Other equipment	123	-	123	17	-	(72)	68
Property under construction	2,619	-	2,619	15,610	(8)	(15,697)	2,524
Asset under finance lease
Transmission installation and equipment	5,500	(5,500)	-	-	-	-	-
Data processing equipment	1	(1)	-	-	-	-	-
Vehicles	503	(503)	-	-	-	-	-
Office equipment	42	(42)	-	-	-	-	-
CPE assets	22	(22)	-	-	-	-	-
Power supply	-	-	-	-	-	-	-
RSA assets	89	-	89	-	-	(89)	-
Total	309,002	(6,068)	302,934	29,436	(7,488)	(4,170)	320,712

	December 31, 2019	Effect of adoption of PSAK 73	January 1, 2020	Additions	Deductions	Reclassifications/ Translations	December 31, 2020
Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	4,113	-	4,113	739	-	20	4,872
Leasehold improvements	1,091	-	1,091	158	(188)	-	1,061
Switching equipment	11,976	-	11,976	1,569	(1,921)	(3)	11,621
Telegraph, telex and data communication
equipment	1,580	-	1,580	-	-	2	1,582
Transmission installation and equipment	79,993	-	79,993	11,463	(3,545)	80	87,991
Satellite, earth station and equipment	5,809	-	5,809	900	(1)	(2,296)	4,412
Cable network	14,171	-	14,171	2,509	(66)	(636)	15,978
Power supply	13,596	-	13,596	1,512	(309)	(42)	14,757
Data processing equipment	11,977	-	11,977	1,522	(708)	(11)	12,780
Other telecommunication peripherals	1,766	-	1,766	1,120	-	(1)	2,885
Office equipment	1,678	-	1,678	375	(360)	(119)	1,574
Vehicles	210	-	210	74	(70)	15	229
Other equipment	66	-	66	2	-	(21)	47
Asset under finance lease
Transmission installation and equipment	3,734	(3,734)	-	-	-	-	-
Data processing equipment	1	(1)	-	-	-	-	-
Vehicles	115	(115)	-	-	-	-	-
Office equipment	44	(44)	-	-	-	-	-
CPE assets	20	(20)	-	-	-	-	-
Power supply	-	-	-	-	-	-	-
RSA assets	89	-	89	-	-	(89)	-
Total	152,029	(3,914)	148,115	21,943	(7,168)	(3,101)	159,789
Net book value	156,973						160,923

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12.	PROPERTY AND EQUIPMENT (continued)

	January 1, 2019	Acquisition	Additions	Deductions	Reclassifications/ translations	December 31, 2019
At cost:
Directly acquired assets
Land rights	1,626	6	16	-	(4)	1,644
Buildings	11,833	12	779	(4)	1,442	14,062
Leasehold improvements	1,375	-	37	(58)	195	1,549
Switching equipment	15,291	-	1,228	(61)	890	17,348
Telegraph, telex, and data communication
equipment	1,586	-	675	-	(3)	2,258
Transmission installation and equipment	141,408	686	6,768	(6,240)	9,128	151,750
Satellite, earth station, and equipment	11,972	-	108	(11)	275	12,344
Cable network	45,451	-	8,197	(113)	822	54,357
Power supply	17,864	-	793	(253)	1,709	20,113
Data processing equipment	14,265	10	709	(107)	1,532	16,409
Other telecommunication peripherals	3,423	-	1,904	-	13	5,340
Office equipment	2,142	7	208	(101)	105	2,361
Vehicles	641	-	99	(167)	(5)	568
Other equipment	94	-	57	-	(28)	123
Property under construction	4,876	81	14,923	(20)	(17,241)	2,619
Asset under finance lease
Transmission installation and equipment	5,603	-	-	(102)	(1)	5,500
Data processing equipment	1	-	-	-	-	1
Vehicles	578	1	54	(80)	(50)	503
Office equipment	16	-	30	(4)	-	42
CPE assets	22	-	-	-	-	22
Power supply	125	-	-	-	(125)	-
RSA assets	252	-	-	-	(163)	89
Total	280,444	803	36,585	(7,321)	(1,509)	309,002

	January 1, 2019	Acquisition	Additions	Deductions	Reclassifications/ translations	December 31, 2019
Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	3,405	-	726	(4)	(14)	4,113
Leasehold improvements	949	-	198	(56)	-	1,091
Switching equipment	10,550	-	1,488	(45)	(17)	11,976
Telegraph, telex, and data communication
equipment	1,320	-	260	-	-	1,580
Transmission installation and equipment	74,247	-	11,059	(5,260)	(53)	79,993
Satellite, earth station, and equipment	5,005	-	818	(10)	(4)	5,809
Cable network	12,185	-	2,349	(102)	(261)	14,171
Power supply	12,316	-	1,454	(239)	65	13,596
Data processing equipment	10,747	-	1,304	(61)	(13)	11,977
Other telecommunication peripherals	1,029	-	737	-	-	1,766
Office equipment	1,312	-	383	(55)	38	1,678
Vehicles	281	-	72	(137)	(6)	210
Other equipment	75	-	1	-	(10)	66
Asset under finance lease
Transmission installation and equipment	3,241	-	587	(94)	-	3,734
Data processing equipment	1	-	-	-	-	1
Vehicles	126	-	72	(58)	(25)	115
Office equipment	70	-	3	(3)	(26)	44
CPE assets	20	-	-	-	-	20
Power supply	73	-	-	-	(73)	-
RSA assets	244	-	-	-	(155)	89
Total	137,196	-	21,511	(6,124)	(554)	152,029
Net book value	143,248					156,973

a.	Gain on sale of property and equipment

	2020	2019
Proceeds from sale of property and equipment	236	1,496
Net book value	(20)	(853)
Gain on disposal or sale of property and equipment	216	643

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12.	PROPERTY AND EQUIPMENT (continued)

b.Others

(i)	As of December 31, 2020 and 2019, the CGUs that independently generate cash inflows are fixed wireline, cellular, and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2020 and 2019.

(ii)	Interest capitalized to property under construction amounted to Rp160 billion and Rp99 billion for the years ended December 30, 2020 and 2019, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 6.25% to 11.00% and 4.12% to 11.00% for the years ended December 31, 2020 and 2019, respectively.

(iii)	No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2020 and 2019.

(iv)	In 2020 and 2019, the Group obtained proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp234 billion and Rp197 billion, respectively, and were recorded as part of “Other Income - net” in the consolidated statements of profit or loss and other comprehensive income. In 2020 and 2019, the net carrying value of those assets of Rp190 billion and Rp165 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(v)	In 2018, the estimated useful lives of radio software license and data processing equipment were changed from 7 to 10 years and from 3 to 5 years, respectively. The impact of reduction in the depreciation expense for the year ended December 31, 2020 and 2019 amounting to Rp266 billion and Rp637 billion, respectively.

In 2020, the estimated useful lives of towers in Indonesia were changed from 20 to 30 years. The impact of reduction in the depreciation expense for the year ended December 31, 2020, amounted to Rp160 billion. Towers are presented as part of transmission installation and equipment.

(vi)

The Group owns several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10-50 years which will expire between 2020 and 2070. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vii)

As of December 31, 2020 and 2019, the Group’s property and equipment excluding land rights, with net carrying amount of Rp159,454 billion and Rp150,891 billion, respectively, were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling Rp22,886 billion and Rp18,190 billion, US$Nil and US$74 million, HK$8 million, SG$315 million and SG$269 million, and MYR39 million, respectively, and first loss basis amounted to Rp2,750 billion and Rp2,760 billion, respectively. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(viii)

As of December 31, 2020 and 2019, the percentage of completion of property under construction was around 61.19% and 32.39%, respectively, of the total contract value, with estimated dates of completion until March 2023 and November 2021, respectively. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(ix)

As of December 31, 2020 dan 2019, all assets owned by the Company have been pledged as collateral for bonds (Notes 20b.i). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp14,115 billion and Rp11,147 billion, respectively, have been pledged as collateral under lending agreements (Notes 19, 20c, and 20d).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12. PROPERTY AND EQUIPMENT (continued)

b.	Others (continued)

(x)

As of December 31, 2020 and 2019, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp63,656 billion and Rp60,081 billion, respectively. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xi)  In 2020, the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (Nilai Jual Objek Pajak or “NJOP”) of the related land rights and buildings, amounted to Rp41,984 billion.

13. RIGHT OF USE ASSETS

The Group leases several assets including land rights, building, transmission installation and equipments, power supply, vehicles, and other equipments used in its operations, which generally have lease term between 1 and 33 years.

The Group also has certain leases with lease terms of twelve months or less and low-value leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. There are no lease contracts with variable lease payments. Short-term lease expense amounted to Rp3,612 billion and low-value assets lease expense amounted to Rp119 billion were incurred for the year ended December 31, 2020.

The carrying amounts of right of use assets recognized and the movement during the period:

	December 31,	Effect of	January 1,			Reclassifications/	December 31,
	2019	adoption of PSAK 73	2020	Additions	Deductions	translations	2020
At cost:
Land rights	-	3,777	3,777	1,407	(322)	1	4,863
Buildings	-	639	639	132	(8)	(29)	734
Transmission installation
and equipment	-	14,873	14,873	1,872	(674)	1	16,072
Power supply	-	544	544	97	-	-	641
Vehicles	-	540	540	138	(2)	-	676
Others	-	45	45	1	(1)	(16)	29
Total	-	20,418	20,418	3,647	(1,007)	(43)	23,015

Accumulated amortization:
Land rights	-	-	-	(812)	49	-	(763)
Buildings	-	-	-	(193)	4	23	(166)
Transmission installation
and equipment	-	-	-	(3,687)	527	-	(3,160)
Power supply	-	-	-	(200)	-	-	(200)
Vehicles	-	-	-	(141)	-	-	(141)
Others	-	-	-	(20)	1	-	(19)
Total	-	-	-	(5,053)	581	23	(4,449)
Net book value	-						18,566

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

13. RIGHT OF USE ASSETS (continued)

The carrying amounts of the lease liabilities and the details of the transfers are as follows:

2020

Balance, December 31, 2019	2,340
Adjustments on application of PSAK 73	14,260
Balance, January 1, 2020	16,600
Additions	3,964
Deductions	(4,947)
Balance, 31 December 2020	15,617
Current maturities	(5,396)
Long-term portion	10,221

Maturity analysis of lease payments are as follows:

Years	2020	2020
2021		6,096
2022		3,812
2023		2,887
2024		1,864
2025		1,288
Thereafter		1,731
Total lease payments		17,678
Interest		(2,139)
Net present value of lease payments		15,539
Accrued interest		78
Total lease liability		15,617
Current maturities		(5,396)
Long-term portion		10,221

14. OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	2020	2019
Claims for tax refund - net of current portion (Note 28b)	1,382	3,666
Prepaid annual frequency license -
net of current portion (Note 8)	1,237	1,488
Prepaid taxes - net of current portion (Note 28a)	787	678
Deferred charges	498	570
Advances for purchases of property and equipment	404	481
Security deposit	168	210
Prepaid rental	-	3,170
Others (each below Rp75 billion)	357	643
Total	4,833	10,906

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

15.	INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2020	1,432	12,480	96	1,571	15,579
Additions	-	2,282	3	3	2,288
Deductions	-	(166)	-	(74)	(240)
Reclassifications/translations	(4)	92	(5)	(26)	57
Balance, December 31, 2020	1,428	14,688	94	1,474	17,684
Accumulated amortization and impairment
losses:
Balance, January 1, 2020	(29)	(8,400)	(93)	(611)	(9,133)
Amortization	-	(1,545)	(9)	(176)	(1,730)
Impairment	(104)	-	-	-	(104)
Deductions	-	124	-	-	124
Reclassifications/translations	8	(42)	8	31	5
Balance, December 31, 2020	(125)	(9,863)	(94)	(756)	(10,838)
Net book value	1,303	4,825	0	718	6,846

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2019	1,066	10,680	94	687	12,527
Additions	-	1,942	4	511	2,457
Acquisition	467	-	-	379	846
Deductions	(104)	(166)	(12)	(14)	(296)
Reclassifications/translations	3	24	10	8	45
Balance, December 31, 2019	1,432	12,480	96	1,571	15,579
Accumulated amortization and impairment
losses:
Balance, January 1, 2019	(29)	(6,896)	(81)	(489)	(7,495)
Amortization	-	(1,165)	(357)	(145)	(1,667)
Deductions	-	71	2	14	87
Reclassifications/translations	-	(410)	343	9	(58)
Balance, December 31, 2019	(29)	(8,400)	(93)	(611)	(9,133)
Net book value	1,403	4,080	3	960	6,446

(i)	Goodwill resulted from the acquisition of Sigma (2008), Admedika (2010), data center PT Bina Data Mandiri (“BDM”) (2012), Contact Centres Australia Pty. Ltd. (2014), PT Media Nusantara Data Global (“MNDG”) (2015), Melon and PT Griya Silkindo Drajatmoerni (“GSDm”) (2016), TSGN and Nutech (2017), SSI, CIP, and Telin Malaysia (2018), and PST (2019) (Note 1e).

(ii)	As of December 31, 2020, the impairment of goodwill arising from the acquisition of Sigma, Contact Centres Australia Pty. Ltd., and platform Tiketapasaja.com amounted to Rp88 billion, Rp14 billion, and Rp2 billion, respectively. The impairment losses are presented as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income.As of December 31, 2019, there was no impairment of goodwill.

(iii)	The amortization is presented as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortization periods of software range for the year ended December 31, 2020 and 2019 are from 1-6 years and 1-5 years, respectively.

(iv)	As of December 31, 2020 and 2019, the cost of fully amortized intangible assets that are still used in operations amounted to Rp7,077 billion and Rp5,526 billion, respectively.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.	TRADE PAYABLES

The breakdown of trade payables is as follows:

	2020	2019
Related parties
Purchases of equipments, materials, and services	678	683
Payables to other telecommunication providers	250	136
Sub-total	928	819

Third parties
Purchases of equipments, materials, and services	11,953	10,634
Payables to other telecommunication providers	2,914	1,070
Radio frequency usage charges, concession fees,
and Universal Service Obligation (“USO”) charges	1,204	1,374
Sub-total	16,071	13,078
Total	16,999	13,897

Trade payables by currency are as follows:
	2020	2019
Rupiah	14,895	12,027
U.S. Dollar	2,012	1,823
Others	92	47
Total	16,999	13,897

Terms and conditions of the above financial liabilities:

1.	The Group’s trade payables are non-interest bearing and are normally settled on 1 year term.
2.	Refer to Note 33 for details on related party transactions.
3.	Refer to Note 38b.v for the Group’s liquidity risk management.

17.ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2020	2019
Operation, maintenance, and telecommunication services	8,455	8,450
Salaries and benefits	3,399	2,412
General, administrative, and marketing expenses	2,255	2,658
Interest and bank charges	156	216
Total	14,265	13,736

Refer to Note 33 for details of related party transactions.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

18.	CONTRACT LIABILITIES

a.	Current portion

	2020	2019
Advances from customers for Mobile	5,047	5,161
Advances from customers for Enterprise	1,884	1,250
Advances from customers for WIB	668	695
Advances from customers for Consumer	111	76
Others (each other below Rp75 billion)	124	170
Total	7,834	7,352

b.	Non-current portion

	2020	2019
Advances from customers for Consumer	588	389
Advances from customers for WIB	345	327
Advances from customers for Enterprise	68	83
Others	3	4
Total	1,004	803

The balance of contract liabilities as of December 31, 2019 is presented as unearned income in the consolidated statements of financial position.

Refer to Note 33 for details of related party transactions.

19.   SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

a.	Short-term bank loans

		2020		2019
		Outstanding		Outstanding
Lenders	Currency	Foreign currency (in millions)	Rupiah equivalent	Foreign currency (in millions)	Rupiah equivalent
Related parties
Bank Mandiri	Rp	-	2,900	-	2,400
BNI	Rp	-	897	-	1,238
PT Bank BNI Syariah ("BNI Syariah")	Rp	-	-	-	17
Sub-total			3,797		3,655
Third parties
MUFG Bank, Ltd. ("MUFG Bank")	Rp	-	2,611	-	1,705
HSBC	Rp	-	2,304	-	1,754
	US$	0	4	0	4
Bank DBS	Rp	-	573	-	722
	US$	1	13	1	13
PT Bank UOB Indonesia
("UOB Indonesia")	Rp	-	200	-	500
BTPN	Rp	-	110	-	-
SCB	Rp	-	100	-	150
Bank CIMB Niaga	Rp	-	78	-	78
Others (each below Rp75 billion)	Rp	-	73	-	124
	US$	5	71	-	-
Sub-total			6,137		5,050
Total			9,934		8,705

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19. SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.	Short-term bank loans (continued)

Other significant information relating to short-term bank loans as of December 31, 2020 is as follows:

	Borrower	Currency	Total facility (in billions)	Maturity date	Interest rate	Interest rate per annum	Security**
Mandiri
2019 - 2020	The Company, Finnet	Rp	2,900	April 28, 2021 - November 21, 2021	Monthly, Quarterly	1 month JIBOR + 1.50% 3 month JIBOR + 0.60%	None
BNI
2014 - 2017	GSD, Sigma[a], TLT	Rp	615	January 9, 2021 - November 7, 2021	Monthly	7.90% - 9.00%	Trade receivables and property and equipment
2014 - 2020	Telkom Infratel, Infomedia[b], Sigma[h], Metranet	Rp	1,455	January 9, 2021 - December 19, 2021	Monthly	1 month JIBOR + 2.20% - 2.50%	Trade receivables and property and equipment
MUFG Bank
2018 - 2020	The Company, Infomedia, Metra, GSD, Telkom Infratel	Rp	2,660	January 22, 2021 - September 27, 2021	Monthly	1 month JIBOR + 0.70%	None
HSBC
2018	Sigma[c,h]	Rp	600	July 15, 2021	Monthly	Under BLR 8.75%	Trade receivables
2018	Sigma[c,h]	US$	0.004	July 15, 2021	Monthly	Under BLR 9.13%	Trade receivables
2018 - 2020	The Company, Sigma, Melon, Metra, MD Media, PINS, Metranet	Rp	2,850	January 23, 2021 - December 31, 2021	Monthly, Quarterly	1 month JIBOR + 0.70% - 0.90% 3 month JIBOR + 1.00%	None
DBS
2016	Nutech	Rp	4	October 13, 2021	Monthly	9.00%	None
2016	Sigma[d,e]	US$	0.02	July 31, 2021	Semi-annually	3.25% (US$). 10.75% (Rp)	Trade receivables
2018	Telkom Infratel, Infomedia	Rp	600	July 31, 2021	Monthly	1 month JIBOR + 0.70% - 1.45%	None
UOB Indonesia
2016	Finnet[f]	Rp	500	March 31, 2021	Monthly	1 month JIBOR + 1.75%	None
BTPN
2020	PINS	Rp	250	March 13, 2021	Quarterly	3 month JIBOR + 1.50%	None
SCB
2019	GSD[g]	Rp	150	January 17, 2021	Monthly	Cost of fund + 2.00%	None
Bank CIMB Niaga
2013	GSD[h]	Rp	85	January 1, 2021	Monthly	10.90% - 11.50%	Trade receivables and property and equipment

*	In original currency
**	Refer to Note 5 and Note 12 for details of trade receivables and property and equipment pledged as collateral.
[a]	Based on the latest amendment on April 23, 2019.
[b]	Based on the latest amendment on March 28, 2018 and July 6, 2018.
[c]	Based on the latest amendment on July 16, 2018.
[d]	Based on the latest amendment on December 5, 2018.
[e]	Facility in U.S. Dollar. Withdrawal can be executed in U.S. Dollar and Rupiah.
[f]	Based on the latest amendment on December 11, 2020.
[g]	Based on the latest amendment on January 18, 2019.
[h]	Unsettled loan will be automatically extended.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19. SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.	Short-term bank loans (continued)

On March 27, 2020, the Company, Metra, Infomedia, and TII entered credit agreements amendments with MUFG Bank amounting to Rp600 billion. As of December 31, 2020, the unused facilities amounted to Rp230 billion.

On August 19, 2020, the Company and GSD entered credit agreements amendments with MUFG Bank amounting to Rp900 billion. As of December 31, 2020, the unused facilities amounted to Rp19.1 billion.

On August 24, 2020, the Company, Sigma, and Melon entered credit agreements amendments with HSBC amounting to Rp700 billion. As of December 31, 2020, the unused facilities amounted to Rp19.5 billion.

On August 27, 2020, the Company entered credit agreements with Bank Permata amounting to Rp400 billion. As of December 31, 2020, the facilities has not been used.

On October 1, 2020, the Company, Infomedia, MD Media, and Telkom Infratel entered credit agreements amendments with MUFG Bank amounting to Rp1,560 billion. As of December 31, 2020, the unused facilities amounted to Rp200 billion.

On October 7, 2020, the Company, Infomedia, and Telkom Infratel entered credit agreements amendments with Bank DBS amounting to Rp1,000 billion. As of December 31, 2020, the unused facilities amounted to Rp525 billion.

On October 23, 2020, the Company entered credit agreements with Bank of China amounting to Rp1,000 billion. As of December 31, 2020, the facilities has not been used.

On November 9, 2020, the Company entered credit agreements with Citibank amounting to Rp500 billion. As of December 31, 2020, the facilities has not been used.

On November 16, 2020, the Company entered credit agreements amendments with Bank Mandiri amounting to Rp4,400 billion. As of December 31, 2020, the unused facilities amounted to Rp2,000 billion.

On November 27, 2020, the Company entered credit agreements with HSBC amounting to Rp500 billion. As of December 31, 2020, the unused facilities amounted to Rp200 billion.

On December 28, 2020, the Company, Metra, MD Media, Metranet, and Telkomsat entered credit agreements amendments with HSBC amounting to Rp1,000 billion. As of December 31, 2020, the unused facilities amounted to Rp216 billion.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries and maintaining financial ratios. As of December 31, 2020, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2020, the Group obtained a waivers from lenders to not demand the loan payment as a result of the breach of covenants for Sigma, Telkom Infratel, dan PINS. The waivers from BNI, BCA, and BTPN were received on December 28, 2020, December 29, 2020, and January 7, 2021, respectively.

The credit facilities were obtained by the Group for working capital purposes.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19. SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

b.	Current maturities of long-term borrowings

	Notes	2020	2019
Two-step loans	20a	184	194
Bonds and notes	20b	478	2,491
Bank loans	20c	7,648	5,434
Other borrowings	20d	1,040	627
Total		9,350	8,746

20.   LONG-TERM LOANS AND OTHER BORROWINGS

	Notes	2020	2019
Two-step loans	20a	384	542
Bonds and notes	20b	6,991	7,467
Bank loans	20c	20,581	21,171
Other borrowings	20d	2,605	3,113
Total		30,561	32,293

Scheduled principal payments as of December 31, 2020 are as follows:

	Year
	Notes	Total	2022	2023	2024	2025	Thereafter
Two-step loans	20a	384	148	131	105	-	-
Bonds and notes	20b	6,991	2,199	-	-	2,097	2,695
Bank loans	20c	20,581	5,193	4,831	4,210	2,993	3,354
Other borrowings	20d	2,605	1,041	1,052	512	-	-
Total		30,561	8,581	6,014	4,827	5,090	6,049

a.	Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in Rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2020		2019
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	3,072	418	3,839	491
	US$	4	59	9	120
	Rp	-	91	-	125
Total			568		736
Current maturities (Note 19b)			(184)		(194)
Long-term portion			384		542

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	US$	Semi-annually	Semi-annually	3.85%
	Rp	Semi-annually	Semi-annually	7.50%

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20. LONG-TERM LOANS AND OTHER BORROWINGS (continued)

a.	Two-step loans (continued)

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans will be settled semi-annually and due on various dates until 2024.

The Company had used all facilities under the two-step loans program since 2008 and the withdrawal period for the two-step loan has ended.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

i.	Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).
ii.	Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of December 31, 2020, the Company has complied with the above-mentioned ratios.

b.	Bonds and notes

		2020	2019
Bonds and notes	Currency	Outstanding	Outstanding
Bonds
2010
Series B	Rp	-	1,995
2015
Series A	Rp	2,200	2,200
Series B	Rp	2,100	2,100
Series C	Rp	1,200	1,200
Series D	Rp	1,500	1,500
Medium Term Notes ("MTN")
MTN I Telkom 2018
Series B	Rp	-	200
Series C	Rp	296	296
MTN Syariah Ijarah I Telkom 2018
Series B	Rp	-	296
Series C	Rp	182	182
Total		7,478	9,969
Unamortized debt issuance cost		(9)	(11)
Total		7,469	9,958
Current maturities (Note 19b)		(478)	(2,491)
Long-term portion		6,991	7,467

i.	Bonds

2010

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quartely	10.20%

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 12b.ix). The underwriters of the bonds are PT Bahana Securities (“Bahana”), PT BRI Danareksa Sekuritas, and PT Mandiri Sekuritas and the trustee is Bank CIMB Niaga. Based on the General Meeting of Bondholders on September 26, 2018, the trustee was changed to BTN.

The Company received the proceeds from the issuance of bonds on July 6, 2010.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20. LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes (continued)

i.	Bonds (continued)

2010 (continued)

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband (bandwidth, softswitching, datacom, information technology, and others), infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and to optimize legacy and supporting facilities (fixed wireline and wireless).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 5:1.
(c)	Debt service coverage is at least 125%.

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 12b.ix). The underwriters of the bonds are Bahana, PT BRI Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia, Tbk. and the trustee is Bank Permata.

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and merger and acquisition of some domestic and international entities.

As of December 31, 2020, the rating of the bonds issued by Pefindo is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 4:1.
(c)	Debt service coverage is at least 125%.

As of December 31, 2020, the Company has complied with the above-mentioned ratios.

ii.	MTN

MTN I Telkom Year 2018

					Interest
			Issuance	Maturity	payment	Interest rate
Notes	Currency	Principal	date	date	period	per annum	Security
Series A	Rp	262	September 4, 2018	September 14, 2019	Quarterly	7.25%	All assets
Series B	Rp	200	September 4, 2018	September 4, 2020	Quarterly	8.00%	All assets
Series C	Rp	296	September 4, 2018	September 4, 2021	Quarterly	8.35%	All assets
		758

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20. LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b. Bonds and notes (continued)

ii.	MTN (continued)

MTN I Telkom Year 2018 (continued)

Based on Agreement of Issuance and Appointment of Monitoring Agents of Medium Term Notes (“MTN”) I Telkom Year 2018 dated August 31, 2018 as covered by notarial deed No. 24 of Fathiah Helmi, S.H., the Company issued MTN with the principal amount up to Rp758 billion in series.

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT BRI Danareksa Sekuritas, and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and  PT Kustodian Sentral Efek Indonesia (“KSEI”) as the Payment Agent and the Custodian. The MTN are traded in private placement programs. The funds obtained from MTN are used for access network and backbone development.

As of December 31, 2020, the rating of the MTN issued by Pefindo is idAAA (Triple A).

According to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 4:1.
(c)	Debt service coverage is at least 125%.

As of December 31, 2020, the Company has complied with the above-mentioned ratios.

MTN Syariah Ijarah I Telkom Year 2018

						Annual
			Issuance	Maturity	Return	return
Notes	Currency	Principal	date	date	period	payment	Security
Series A	Rp	264	September 4, 2018	September 14, 2019	Quarterly	19	The Right to benefit of ijarah objects
Series B	Rp	296	September 4, 2018	September 4, 2020	Quarterly	24	The Right to benefit of ijarah objects
Series C	Rp	182	September 4, 2018	September 4, 2021	Quarterly	15	The Right to benefit of ijarah objects
		742				58

Based on Agreement of Issuance and Appointment of Monitoring Agents of MTN Syariah Ijarah Telkom Year 2018 dated August 31, 2018 as covered by notarial deed No. 26 of Fathiah Helmi, S.H., the Company issued MTN Syariah Ijarah with the principal amount up to Rp742 billion in series.

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT BRI Danareksa Sekuritas, and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and KSEI as the Payment Agent and the Custodian. The MTN Syariah Ijarah are traded in private placement programs. The funds obtained from MTN Syariah Ijarah are used for investment projects. The object of MTN Syariah Ijarah transaction is telecommunication network which is located in the special region of Yogyakarta, its network telecommunication involves cable network, information technology equipments, and other production tools of telecommunication services.

As of December 31, 2020 the rating of the MTN Syariah Ijarah issued by Pefindo is idAAA sy (Triple A Syariah).

According to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 4:1.
(c)	Debt service coverage is at least 125%.

As of December 31, 2020, the Company has complied with the above-mentioned ratios.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20. LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans

		2020		2019
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	7,958	-	5,898
Bank Mandiri	Rp	-	6,203	-	7,611
BRI	Rp	-	2,822	-	1,758
BNI Syariah	Rp	-	43	-	52
Sub-total			17,026		15,319
Third parties
BCA	Rp	-	3,145	-	1,665
MUFG Bank	Rp	-	2,596	-	2,981
	US$	-	-	8	108
Syndication of banks	Rp	-	1,326	-	1,250
	US$	30	427	37	514
Bank DBS	Rp	-	1,378	-	770
Bank Permata	Rp	-	757	-	-
UOB Singapore	US$	31	437	40	556
ANZ	Rp	-	374	-	440
Bank CIMB Niaga	Rp	-	307	-	439
HSBC	Rp	-	214	-	500
BTPN	Rp	-	173	-	537
PT Bank ICBC Indonesia ("ICBC")	Rp	-	113	-	159
Citibank	Rp	-	-	-	500
Bank of China	Rp	-	-	-	500
UOB Indonesia	Rp	-	-	-	357
Others (each below Rp75 billion)	Rp	-	-	-	9
	MYR	12	41	19	66
Sub-total			11,288		11,351
Total			28,314		26,670
Unamortized debt issuance cost			(85)		(65)
			28,229		26,605
Current maturities (Note 19b)			(7,648)		(5,434)
Long-term portion			20,581		21,171

Other significant information relating to bank loans as of December 31, 2020 is as follows:

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
BNI
2018	GSD	Rp	182	54	2018 - 2021	Monthly	8.75%	Trade receivables
2013 - 2019	The Company, GSD, TLT, Sigma, Dayamitra, Telkom Infratel	Rp	9,752	1,197	2016 - 2033	Monthly, Quarterly	1 month JIBOR + 2.20% - 2.50%; 3 months JIBOR + 1.70% - 2.25%	Trade receivables, inventory, and property and equipment and all assets
Bank Mandiri
2017 - 2018	The Company, Balebat	Rp	680	133	2018 - 2025	Monthly, Quarterly	8.50% - 9.00%	Trade receivables, inventory, and property and equipment
2017 - 2019	The Company, GSD, Dayamitra, Telkomsel[a]	Rp	6,138	208	2019 - 2026	Quarterly	3 months JIBOR + 0.60% - 1.85%	None
BRI
2017 - 2019	The Company, Dayamitra, GSD	Rp	3,253	236	2019 - 2025	Quarterly	3 months JIBOR + 1.70% - 2.00%	Property and equipment and all assets

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of December 31, 2020 is as follows (continued):

0

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
BCA
2017 - 2020	The Company, Metra, Dayamitra, Telkom Infratel, PST	Rp	7,981	244	2017 - 2027	Quarterly	3 months JIBOR + 1.50% - 2.25%	Property and equipment
MUFG Bank
2016 - 2020	GSD, Metra, Dayamitra	Rp	3,700	618	2016 - 2027	Quarterly	3 months JIBOR + 1.43% - 2.40%	Property and equipment
Syndication of banks
2015 - 2020	The Company, GSD, Dayamitra	Rp	4,000	500	2016 - 2027	Quarterly	3 months JIBOR + 2.00% - 2.75%	Property and equipment and all assets
2018	TII	US$	0.09	0.007	2019 - 2025	Semi-annually	6 months LIBOR + 1.25%	None
DBS
2016	Nutech	Rp	6	1	2017 - 2021	Monthly	10.00%	Trade receivables and property and equipment
2017 - 2020	PINS, Dayamitra, Telkomsat	Rp	1,830	191	2018 - 2027	Quarterly	3 months JIBOR + 1.50% - 2.45%	Property and equipment
Bank Permata
2020	Nutech	Rp	7	0.7	2020 - 2027	Monthly	9.25%	Property and equipment
2020	Dayamitra	Rp	750	-	2021 - 2027	Quarterly	3 months JIBOR + 1.50%	Property and equipment
UOB Singapore
2016	TII	US$	0.049	0.009	2019 - 2024	Semi-annually	6 months LIBOR + 1.25%	None
ANZ
2015 - 2020	GSD, PINS	Rp	500	66	2020 - 2025	Quarterly	3 months JIBOR + 1.40% - 2.00%	Property and equipment
Bank CIMB
Niaga
2017 - 2019	GSD, Metra	Rp	695	125	2018 - 2024	Quarterly	3 months JIBOR + 1.425% - 1.50%	None
HSBC
2020	Telkomsat	Rp	214	-	31 Desember 2021	Annually	12 months JIBOR + 0.80%	None
BTPN
2017 - 2019	GSD, Metra, Dayamitra, TII	Rp	559	97	2018 - 2023	Quarterly	3 months JIBOR + 1.435% - 1.50%	None
ICBC
2017	GSD	Rp	272	45	2017 - 2024	Quarterly	3 months JIBOR + 2.36%	Trade receivables and property and equipment

*  In original currency

** Refer to Note 5, note 7, and Note 12 for details of trade receivables, inventories, and property and equipment pledged as collateral.

[a]

Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2020, Telkomsel has complied with the above covenants.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

On March 13, 2015, the Company, GSD, Metra, and Infomedia entered into several credit facilities agreements with BTPN, MUFG Bank, ANZ, and syndication of banks (BCA and BNI) with total facilities amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively. Based on amendment on August 2, 2016, Dayamitra and Telkom Akses are included as borrowers into BTPN and MUFG Bank credit facilities agreement and excluded GSD from those agreement. Based on the latest amendment on March 13, 2017, PINS is included as one of borrower into ANZ’s credit facility agreement. In 2017, PINS withdrawn the facility amounted to Rp200 billion.

On March, 24, 2017, the Company, Dayamitra, Sigma, GSD, and TII entered several credit agreements with BRI, BNI, and Bank Mandiri with total facilities amounting to Rp1,000 billion, Rp2,005 billion and Rp1,500 billion, respectively.

On March 30, 2017, The Company, GSD, Metra, Dayamitra, PINS, and Telkomsat entered into several credit agreements with MUFG Bank, BTPN, Bank DBS, Bank CIMB Niaga, and BCA with total facilities amounting to Rp400 billion, Rp400 billion, Rp850 billion, Rp495 billion, and Rp850 billion, respectively. Based on amendment on June 29, 2017, Telkom Infratel is included as one of borrower into BCA’s credit facility agreement replaced PINS.

On February 26, 2018, the Company and TII entered into a credit agreements with Bank Mandiri with total facilities amounting to Rp775 billion, respectively.

On March 27, 2018 and May 23, 2019, the Company and Dayamitra entered into several credit agreements with MUFG Bank and BRI Bank with total facilities amounting to Rp800 billion and Rp200 billion, respectively.

On January 15, 2019, the Company, Infomedia, TII, Telkom Infratel, Telkomsat, and Sigma entered into a credit agreements with BTPN with total facilities amounting to Rp628 billion. As of December 31, 2020, the unused facility for BTPN amounted to Rp538 billion.

On June 19, 2019, the Company and Dayamitra entered into a credit agreement with BNI with total facilities amounting to Rp2,160 billion and Rp840 billion, respectively. As of December 31, 2020,all facilities has been used.

On August 18, 2020, the Company entered into a credit agreements with BCA with total facilities amounting to Rp4,000 billion. As of December 31, 2020, the unused facility for BCA amounted to Rp2,500 billion.

On November 16, 2020, The Company, Dayamitra, and GSD entered into a credit agreement amendments with Bank Mandiri with total facilities amounting to Rp1,400 billion, Rp1,113 billion, and Rp200 billion, respectively. As of December 31, 2020, the unused facility for Bank Mandiri amounted to Rp136.1 billion.

On December 4, 2020, The Company and Admedika entered into a credit agreement with BTPN with total facilities amounting to Rp1,500 billion. As of December 31, 2020, all facilities has not been used.

On December 11, 2020, The Company, PINS, and GSD entered into a credit agreement amendments with Bank CIMB Niaga with total facilities amounting to Rp500 billion, Rp300 billion, and Rp200 billion, respectively. As of December 31, 2020, the unused facility for Bank CIMB Niaga amounted to Rp908 billion.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2020, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2020, the Group obtained waiver from lenders for the non-fulfillment financial ratios in Sigma, Telkom Infratel, and GSD. The waivers BNI, HSBC, BCA, Bank Mandiri, and ICBC were received on December 28, 2020, December 29, 2020, and December 31, 2020.

The credit facilities were obtained by the Group for working capital purposes.

d.	Other borrowing

		Outstanding
Lenders	Currency	2020	2019
PT Sarana Multi Infrastruktur	Rp	3,652	3,748
Unamortized debt issuance cost		(7)	(8)
Total		3,645	3,740
Current maturities (Note 19b)		(1,040)	(627)
Long-term portion		2,605	3,113

Other significant information relating to other borrowing as of December 31, 2020 is as follows:

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security
PT Sarana Multi
Infrastruktur
November 14, 2018	The Company	Rp	1,000	220	Semi-annually (2019-2023)	3 months JIBOR + 1.75%	None
March 29, 2019	The Company	Rp	2,836	350	Quarterly (2020-2024)	8.49%	None
October 12, 2016	Dayamitra	Rp	700	100	Semi-annually (2018-2024)	3 months JIBOR + 1.85%	Property and equipment
March 29, 2017	Dayamitra	Rp	600	514	Semi-annually (2018-2024)	3 months JIBOR + 1.85%	Property and equipment
March 29, 2019	Telkomsat	Rp	164	11	Semi-annually (2020-2024)	8.49%	None

Under the agreement, The Company, Dayamitra, and Telkomsat is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1, except Dayamitra should not exceed 5:1.
(b)	Net debt to EBITDA ratio should not exceed 4:1.
(c)	Minimal debt service coverage at least 125%, except Dayamitra is at least 100%

As of December 31, 2020, The Company, Dayamitra, and Telkomsat has complied with the above-mentioned ratios.

On June 15, 2020, The Company, Telkomsat, and Telkom Infratel  entered into a credit agreement amendments with PT Sarana Multi Infrastruktur amounting to Rp2,836 billion, Rp164 billion, and RpNil billion, respectively. As of December 31, 2020, the unused facility for PT Sarana Multi Infrastruktur amounted to Rp106 billion.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

21.	NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	2020	2019
Non-controlling interests in net assets of subsidiaries:
Telkomsel	17,879	17,221
GSD	232	230
Metra	135	130
TII	116	108
Total	18,362	17,689

	2020	2019
Non-controlling interests in net income (loss)
of subsidiaries:
Telkomsel	8,771	9,029
Metra	(2)	(53)
TII	3	(5)
GSD	(13)	(42)
Total	8,759	8,929

Material partly-owned subsidiary

As of December 31, 2020 and 2019  the non-controlling interest holds 35% ownership interest in Telkomsel which is considered material to the company (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of inter-company balances and transactions.

Summarized statement of financial position

	2020	2019
Current assets	19,488	18,657
Non-current assets	84,164	64,073
Current liabilities	(28,997)	(20,892)
Non-current liabilities	(23,568)	(12,629)
Total equity	51,087	49,209
Attributable to:
Equity holders of parent company	33,208	31,988
Non-controlling interest	17,879	17,221

Summarized statements of profit or loss and other comprehensive income

	2020	2019
Revenues	87,103	91,088
Operating expenses	(55,894)	(56,097)
Other income (expense) - net	341	(389)
Profit before income tax	31,550	34,602
Income tax expense - net	(6,488)	(8,803)
Profit for year from continuing operations	25,062	25,799
Other comprehensive income (loss) - net	(1,054)	(424)
Net comprehensive income for the year	24,008	25,375

Attributable to non-controlling interest	8,771	9,029
Dividend paid to non-controlling interest	7,725	8,490

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

21.	NON-CONTROLLING INTERESTS (continued)

Summarized statements of cash flows

	2020	2019
Operating activities	39,758	41,515
Investing activities	(10,923)	(13,448)
Financing activities	(28,277)	(25,943)
Net increase in cash and cash equivalents	558	2,124

22.CAPITAL STOCK

	2020
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	3,839,380,280	3.88	192
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Budi Setyawan Wijaya	275,000	0	0
Dian Rachmawan	120,222	0	0
Afriwandi	42,500	0	0
Herlan Wijanarko	42,500	0	0
Edi Witjara	32,500	0	0
Public (individually less than 5%)	43,618,813,083	44.03	2,181
Total	99,062,216,600	100.00	4,953

	2019
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,601,837,380	4.65	230
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Harry Mozarta Zen	474,692	0	0
Faizal Rochmad Djoemadi	126,800	0	0
Bogi Witjaksono	55,000	0	0
Edi Witjara	32,500	0	0
Siti Choiriana	540	0	0
Public (individually less than 5%)	42,856,179,173	43.26	2,143
Total	99,062,216,600	100.00	4,953

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and can not be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

23.	OTHER EQUITY

	2020	2019
Translation adjustment	583	568
Effect of change in equity of associated companies	386	386
Unrealized holding gain on available-for-sale securities	5	54
Difference due to acquisition of non controlling interests in
subsidiaries	(637)	(637)
Other equity components	37	37
Total	374	408

24.  REVENUES

2020	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues	19,427	1,065	845	273	-	21,610
Interconnection revenues	410	-	-	7,276	-	7,686
Data, internet, and information
technology service revenues
Cellular internet and data	59,502	-	-	-	-	59,502
Internet, data communication, and
information technology services	-	10	8,069	1,665	-	9,744
SMS	4,377	-	440	-	-	4,817
Others	-	42	939	632	140	1,753
Total data, internet, and information
technology service revenues	63,879	52	9,448	2,297	140	75,816
Network revenues	4	-	766	919	-	1,689
Indihome revenues	-	19,827	2,387	-	-	22,214
Other services
Manage service and terminal	-	-	1,291	1	-	1,292
Call center service	-	-	775	70	-	845
E-health	-	-	549	-	-	549
E-payment	-	-	475	-	24	499
Sales of peripherals	-	-	0	-	-	0
Others		51	1,187	393	354	1,985
Total other services	-	51	4,277	464	378	5,170
Total revenues from
contract with customer	83,720	20,995	17,723	11,229	518	134,185
Revenues from lessor transactions	-	-	-	2,277	-	2,277
Total revenues	83,720	20,995	17,723	13,506	518	136,462
Adjustments and eliminations	-	(38)	6	(5)	(299)
Total external revenues as reported in
note operating segment	83,720	20,957	17,729	13,501	219

2019	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues	24,978	1,541	1,172	287	-	27,978
Interconnection revenues	576	-	-	5,710	-	6,286
Data, internet, and information
technology service revenues
Cellular internet and data	55,675	-	-	-	-	55,675
Internet, data communication, and
information technology services	-	31	7,656	1,340	-	9,027
SMS	6,664	-	399	-	-	7,063
Others	-	-	558	380	85	1,023
Total data, internet, and information
technology service revenues	62,339	31	8,613	1,720	85	72,788
Network revenues	4	1	917	926	-	1,848
Indihome revenues	-	16,083	2,242	-	-	18,325
Other services
Manage service and terminal	-	-	1,731	1	-	1,732
Tower lease	-	-	-	1,239	-	1,239
Sales of peripherals	-	-	1,109	-	-	1,109
Call center service	-	-	651	149	-	800
E-payment	-	-	453	-	113	566
E-health	-	-	523	-	-	523
Others	-	67	1,293	580	433	2,373
Total other services	-	67	5,760	1,969	546	8,342
Total revenues	87,897	17,723	18,704	10,612	631	135,567
Adjustments and eliminations	-	(17)	(3)	(3)	(434)
Total external revenues as reported in
note operating segment	87,897	17,706	18,701	10,609	197

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

24.  REVENUES (continued)

Management expects that most of the transaction price allocated to the unsatisfied contracts as of December 31, 2020 will be recognised as revenue during the next reporting periods. Unsatisfied performance obligations as of December 31, 2020, which management expect to be realised within one year is Rp8,070 billion, and more than one year Rp9,585 billion.

The Group entered into non-cancelable lease agreements as a lessor. The lease agreements cover leased lines, telecommunication equipment, and land building. These leases have terms of between 1 to 10 years. All leases include a clause to enable an upward revision of the rental charge on an annual basis according to the prevailing market conditions. These lessees are also required to provide a residual value guaranted on the properties.

There is no revenue from major customers which exceeds 10% of total revenues for the year ended December 31, 2020.

Refer to Note 33 for details of related parties transactions.

25.	PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2020	2019
Salaries and related benefits	8,272	7,945
Vacation pay, incentives, and other benefits	4,321	3,538
Periodic pension benefit cost (Note 31)	804	840
LSA expense (Note 32)	290	290
Obligation under the Labor Law (Note 31)	258	136
Net periodic post-employment health care
benefit cost (Note 31)	253	167
Other post-employment benefit cost (Note 31)	81	33
Long service employee benefit cost (Note 31)	53	-
Others	58	63
Total	14,390	13,012

Refer to Note 33 for details of related parties transactions.

26.	OPERATION, MAINTENANCE, AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance, and telecommunication service expenses is as follows:

	2020	2019
Operation and maintenance	19,930	24,410
Radio frequency usage charges (Note 36c.i)	5,930	5,736
Leased lines and CPE	3,371	4,793
Concession fees and USO charges	2,411	2,370
Electricity, gas, and water	946	1,102
Project management	538	463
Cost of SIM cards and vouchers (Note 7)	487	618
Insurance	378	246
Vehicles rental and supporting facilities	343	466
Cost of sales of peripherals (Note 7)	57	1,109
Tower leases	17	641
Others (each below Rp75 billion)	185	272
Total	34,593	42,226

Refer to Note 33 for details of related parties transactions.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

27. GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2020	2019
Allowance for expected credit losses	2,267	2,283
General expenses	1,805	1,653
Professional fees	981	793
Training, education, and recruitment	308	461
Travelling	275	410
Social contribution	223	200
Collection expenses	193	176
Meeting	184	276
Others (each below Rp75 billion)	275	444
Total	6,511	6,696

Refer to Note 33 for details of related parties transactions.

28.TAXATION

a.Prepaid taxes

	2020	2019
The Company:
Income Tax
Income tax corporate	363	-
Article 22 - Withholding tax on goods delivery
and imports	2	6
Article 23 - Withholding tax on service delivery	124	90
VAT	787	678
Subsidiaries:
Income tax
Income tax corporate	420	-
Article 4 (2) - Final tax	6	13
Article 23 - Withholding tax on service delivery	-	2
VAT	2,255	2,458
Total prepaid taxes	3,957	3,247
Current portion	(3,170)	(2,569)
Non-current portion (Note 14)	787	678

b.Claims for tax refund

	2020	2019
The Company
Income tax corporate	102	406
VAT	428	2,046
Subsidiaries
Income Tax
Income tax corporate	933	992
Income tax article 23 - Withholding tax on
services delivery	17	44
VAT	756	1,170
Total claims for tax refund	2,236	4,658
Current portion	(854)	(992)
Non-current portion (Note 14)	1,382	3,666

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.TAXATION (continued)

c.	Taxes payable

	2020	2019
The Company:
Income taxes
Article 4 (2) - Final tax	53	43
Article 21 - Individual income tax	119	101
Article 22 - Withholding tax on goods delivery
and imports	5	7
Article 23 - Withholding tax on services	21	38
Article 25 - Installment of corporate income tax	-	6
Article 26 - Withholding tax on non-resident
income	7	9
Article 29 - Corporate income tax	814	1,059
VAT - Tax collector	490	487
	1,509	1,750
Subsidiaries:
Income taxes
Article 4 (2) - Final tax	136	153
Article 21 - Individual income tax	176	108
Article 22 - Withholding tax on goods delivery
and imports	4	3
Article 23 - Withholding tax on services	55	80
Article 25 - Installment of corporate income tax	3	7
Article 26 - Withholding tax on non-resident
income	7	5
Article 29 - Corporate income tax	474	473
VAT	349	852
	1,204	1,681
Total taxes payable	2,713	3,431

d. The components of consolidated income tax expense (benefit) are as follows:

	2020	2019
Current
The Company	1,976	1,272
Subsidiaries	7,822	9,347
	9,798	10,619
Deferred
The Company	10	(82)
Subsidiaries	(596)	(221)
	(586)	(303)
Net income tax expense	9,212	10,316

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

d. The components of consolidated income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company For the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
Profit before income tax consolidation	38,775	37,908
Add back consolidation eliminations	25,861	23,555
Consolidated profit before income tax and eliminations	64,636	61,463
Less: profit before income tax of the subsidiaries	(40,285)	(41,390)
Profit before income tax attributable to the Company
before deduction of income subject to final tax	24,351	20,073
Less: income subject to final tax	(395)	(515)
Profit before income tax attributable to the Company
after deduction of income subject to final tax	23,956	19,558
Temporary differences:
Provision for impairment of receivables	916	641
Provision for employee benefits	314	74
Land rights, intangible assets, and other	29	48
Deferred installation fee	234	2
Net periodic pension and other post-employment
benefits costs	(110)	(348)
Difference between book value of accounting
and tax property equipment	(576)	(309)
Accrued expenses and provision for inventory
obsolescence	27	(20)
Finance leases	6	(7)
Capitalization of contract cost	155	-
Net temporary differences	995	81
Permanent differences:
Employee benefits	145	225
Donations	204	212
Net periodic post-retirement health care benefit costs	253	167
Expense related to income subject to final tax	125	133
Equity in net income of associates and subsidiaries	(15,432)	(13,911)
Other income from tax assessment result	(157)	(483)
Others	51	25
Net permanent differences	(14,811)	(13,632)
Taxable income of the Company	10,140	6,007
Current corporate income tax expense	1,927	1,201
Final income tax expense	48	70
Current income tax expense on tax assessment	1	1
Total current income tax expense of the Company	1,976	1,272
Current income tax expense of the subsidiaries	7,822	9,347
Total current income tax expense	9,798	10,619

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.TAXATION (continued)

d.The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 19% (2020) and 20% (2019) to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2020	2019
Profit before income tax consolidation	38,775	37,908
(Less): consolidated income subject to final tax - net	(1,675)	(1,138)
	37,100	36,770

Income tax expense calculated at the Company’s
applicable statutory tax rate	7,049	7,354
Difference in applicable statutory tax rate for
subsidiaries	906	1,557
Non-deductible expenses	473	764
Final income tax expense	51	73
Changes of tax rates (Perppu No.1/2020)	210	-
Unrecognized deferred tax	201	323
Others	322	245
Net income tax expense	9,212	10,316

Tax Law No. 36/2008 with implementing rules under Government Regulation No.56/2015 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one fiscal year.

In March 2020, the Government issued Government Regulation in lieu of Law No.1/2020 concerning State Financial Policy and Financial System Stability for Handling Corona Virus Disease 2019 (COVID-19) and / or in the Context of Facing Threats that Harm National Economy and / or Financial System Stability, which has been stipulated into Law No.2/2020, governing the adjustments to the tax rates of domestic corporate taxpayers and permanent establishments, to 22% for fiscal years 2020 and 2021, and 20% for fiscal years 2022. Furthermore, the Government issues Government Regulations ("PP") No. 30/2020 concerning Reduction of Income Tax Rates for Domestic Taxpayers in the form of a Public Company, which regulates the tax rate of 3% lower for domestic taxpayers in the form of publicly listed companies whose shares are listed and traded on the IDX with a minimum of 40% of the total all shares subscribed by the company and such shares are owned by at least 300 shareholders, where the ownership of each may not exceed 5%. These requirements must be fulfilled by companies that listed their shares on the stock exchange in a minimum of 183 calendar days within one fiscal year, and the fulfillment of the requirements referred to is carried out by the Public Company Taxpayer by submitting a report to the Directorate General of Taxes. The Company has met all of the required criteria; therefore, for the purpose of calculating current income tax expense and liabilities for the year ended December 31, 2020, the Company has reduced the applicable tax rate by 3%.

The Company applied the tax rate of 19% and 20% for the years ended December 31, 2020 and 2019. The subsidiaries applied the tax rate of 22% and 25% for the years ended December 31, 2020 and 2019.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.TAXATION (continued)

d.The components of income tax expense (benefit) are as follows (continued):

The  Company  will  submit  the  above  taxable income and current income tax expense computation  in  its  income  tax  return (“Surat Pemberitahuan Tahunan” or Annual Tax Return) for fiscal year 2020 that will be reported to the  tax  office  based  on  prevailing  regulations.

e.Tax assessment

(i)	The Company

Income tax and VAT fiscal year 2011

On October 21, 2014, the Company received SKPKBs from the Tax Authorities as the result of the tax audit for fiscal year 2011. Based on SKPKBs, the Company received VAT underpayment assessment for the fiscal period January to December 2011 amounting to Rp182.5 billion (including penalty of Rp60 billion) and corporate income tax underpayment amounting to Rp2.8 billion (including penalty of Rp929 million). The accepted portion of SKPKBs amounting to Rp4.7 billion (including penalty of Rp2 billion) was charged to the 2014 consolidated statements of profit or loss and other comprehensive income. The portion of VAT international incoming call interconnection amounting to Rp177.9 billion (including penalty of Rp58 billion) is recognized as claim for tax refund.

On January 7, 2015, the Company filed an objection and on October 20, 2015, Tax Authorities issued a rejection regarding this objection.

On January 20, 2016, the Company filed an appeal on the Tax Court on the rejection of its objection to the assessment of VAT international incoming call interconnection.

On April 4 and 5, 2017, the Tax Court issued a verdict which were decided on March 20, 2017, regarding to VAT international incoming call interconnection appeal process. The verdict stated that the international incoming call interconnection transaction is the taxable services and categorized as export service that subject to 0% VAT and granted the Company’s appeal for the fiscal period January and September to December 2011 amounting to Rp73.9 billion. Tax Court rejected the Company’s appeal for the fiscal period February to August 2011 amounting to Rp104 billion, since the Company did not meet the administrative requirement. Regarding this rejection, on June 19 and 21, 2017, the Company filed judicial review. In May 2017, the Company received tax refund for the fiscal period January and September to December 2011 amounting to Rp73,9 billion which compensated with STP 2013 and 2014 amounting to Rp59.9 billion and Rp14 billion, respectively.

In May to September, and November, 2019, the Company has received the SC’s verdicts, which were decided in March, April, May, July, August, and September 2019, wherein the SC has granted the Company’s judicial review for fiscal period February, March, and May to August 2011 and rejected the Tax Authorities’s judicial review for the fiscal period January and September to December 2011. On August 21, 2019, the Company received tax refund for fiscal period March, May, and June 2011 amounting to Rp44 billion. Regarding the verdict for the fiscal period April 2011, which was decided in April 2019, the SC granted the Company’s appeal request and the verdict has been uploaded through the SC’s website. Accordingly, as of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal process for fiscal period January to December 2011 has obtained the legal force from the SC.

In January 24 and March 31, 2020, the Company received tax refund for the fiscal period February, August, April, and July 2011 amounting to Rp59 billion. Accordingly, the Company has received all final and binding decisions from the SC and has received all tax refund for the entire 2011 tax period.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

e.Tax assessments (continued)

(i)	The Company (continued)

Income tax and VAT fiscal year 2012

On May 3, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal period January to December 2012. On November 3, 2016, Tax Authorities issued SKPKBs for fiscal year 2012, wherein the Company was liable for underpayment of corporate income tax amounting to Rp991.6 billion (including penalty of Rp321.6 billion), VAT underpayment amounting to Rp467 billion (including penalty of Rp153.5 billion), self-assessed offshore VAT underpayment amounting to Rp1.2 billion (including penalty of Rp392 million), VAT on tax collected underpayment amounting to Rp57 billion (including penalty of Rp18.5 billion). The Company also received STP for VAT amounting to Rp37.5 billion, withholding tax article 21 underpayment amounting to Rp16.2 billion (including penalty of Rp5.3 billion), final withholding tax article 21 underpayment amounting to Rp1.2 billion (including penalty of Rp407 million), withholding tax article 23 underpayment amounting to Rp63.5 billion (including penalty of Rp20.6 billion), withholding tax article 4 (2) underpayment amounting to Rp25 billion (including penalty of Rp8.1 billion), and withholding tax article 26 underpayment amounting to Rp197.6 billion (including penalty of Rp64 billion). The Company has agreed to the recalculation of input tax credit on international incoming call interconnection services amounting to Rp35.2 billion, corporate income tax amounting to Rp613.3 million, and withholding tax article 26 amounting to Rp311.5 million that have been charged in the 2016 consolidated statements of profit or loss and other comprehensive income. On November 16, 2016, the Company filed an objection regarding to the remaining assessments.

On March 1, 2017 and May 9, 2017, the Company received the decision letter from Tax Authorities for the underpayment of self-assessed offshore VAT amounting to Rp1.8 million (including penalty of Rp0.6 million) and the underpayment of VAT on tax collected amounting to Rp4.4 billion (including penalty of Rp1.4 billion). Based on the decision letter, the Company decided to accept the decision from Tax Authorities. On October 19, 2017, the Tax Authorities issued decision letter on Company’s objections, wherein the Tax Authorities has decreased the Company’s underpayment for corporate income tax and increased of the Company’s underpayment for withholding tax article 21, final withholding tax article 21, withholding tax article 23, withholding tax article 4 (2), and withholding tax article 26. Based on decision letter, the Company was liable for underpayment of withholding tax article 21 amounting to Rp20.7 billion (including penalty of Rp6.7 billion), underpayment of final withholding tax article 21 amounting to Rp23.8 billion (including penalty of Rp7.7 billion), underpayment of withholding tax article 23 amounting to Rp115.7 billion (including penalty of Rp37.5 billion), underpayment of withholding tax article 4 (2) amounting to Rp25 billion (including penalty of Rp8.1 billion), underpayment of withholding tax article 26 amounting to Rp197.6 billion (including penalty of Rp64.1 billion), and underpayment of corporate income tax amounting to Rp496.4 billion (including penalty of Rp161 billion). On October 30 and 31, 2017, the Tax Authorities issued decision letter on Company’s objection, wherein the Tax Authorities has decreased and increased the Company’s underpayment of VAT for the fiscal period January to December 2012 amounting to Rp429.3 billion (including penalty of Rp141.2 billion).

On January, 17 and 26, 2018, the Company filed an appeal on the rejection of its objection. In September 2018, the Tax Authorities issued the revision of decision letter on Company’s objection, wherein the Tax Authorities has decreased the Company’s underpayment of VAT for fiscal period March, April, September, and December 2012 amounting to Rp9.9 billion (including penalty of Rp3.2 billion). Therefore, as of December 31, 2018, the underpayment of VAT fiscal period January to December 2012 amounting to Rp419.4 billion (including penalty of Rp138 billion).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28. TAXATION (continued)

e.Tax assessments (continued)

(i)	The Company (continued)

Income tax and VAT fiscal year 2012 (continued)

On December 16, 2019, the Company received the Tax Court’s verdict regarding tax dispute for all taxes for fiscal year 2012. The Tax Court granted the several Company’s request regarding withholding tax. Therefore, the amount should be paid by the Company for withholding tax article 21 amounting to Rp52.4 milion (including penalty of Rp17 million), withholding tax article 23 amounting to Rp1.4 billion (including penalty of Rp 0.4 billion), withholding tax article 26 amounting to Rp802.6 million (including penalty of Rp260.3 million), and withholding tax article 4 (2) amounting to Rp1.3 million (including penalty of Rp0.4 million). Regarding appeal request for final withholding tax article 21, the Tax Court granted all the Company’s appeal. Furthermore, the Tax Court granted the several Company’s appeal regarding corporate income tax and VAT. Therefore, the amount should be paid by the Company for corporate income tax amounting to Rp29.6 billion (including penalty of Rp9.6 billion) and VAT amounting to Rp51.1 billion (including penalty of Rp17.5 billion). The Company has received appeal decision and agreed to pay underpayment of withholding tax article 21, 23, 26, 4(2), corporate income tax and VAT.

In February, 2020, the Company received tax refund amounting to Rp115.7 billion regarding VAT for fiscal period December 2012, and Rp46.8 billion was compensated for the January to November 2012 tax return SKPKB.

In April 2020, the Company filed an application for reduction or cancellation of incorrect STP of VAT for fiscal period January to December 2012. The company filed a request for reduction in STP by recalculating it based on the decision on appeal, so that the value of the SPT, which was originally Rp37.5 billion, became Rp5.8 billion. In June 2020, the Tax Court granted Company’s request. In July 2020, the Company received tax refund amounting to Rp31.7 billion and Rp20.9 million which compensated with STP PPh Article 21 from several Tax Offices (KPP).

On July 6, 2020, the Company received a notification from Tax Court that Tax Authorities filed a judicial review for all Tax Court Decisions. On July 30, 2020, in response to the judicial review from Tax Authorities, the Company filed a contra memorandum for all 2012 desicions to SC.

As of December 2020, the SC has announced judicial review result of all withholding tax disputes, corporate income tax and some VAT disputes for tax period January to December 2012. In the results of the decision, the SC rejected all of the judicial review proposed by the DGT, except for dispute of withholding tax article 21, the decision is given NO (Niet Ontvankelijke Verklaard) and for the VAT for tax period January, March, May and October 2012 the decision has not been received.

As of the date of approval and authorization for the issuance of these consolidated financial statements, the Company has received all decisions with permanent legal force from the SC except for some dispute that describe in the previous paragraph.

Income tax and VAT fiscal year 2015

On August 23, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal period January to December 2015.

On April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter (“SKPLB”) for overpayment of corporate income tax amounting to Rp147 billion, and SKPKBs for underpayment of VAT amounting to Rp13 billion (including penalty of Rp4.1 billion), underpayment of VAT on tax collected amounting to Rp6 billion (including penalty of Rp1.5 billion), underpayment of self-assessed offshore VAT amounting to Rp55.3 billion (including penalty of Rp16.8 billion).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28. TAXATION (continued)

e.Tax assessments (continued)

(i)	The Company (continued)

Income tax and VAT fiscal year 2015 (continued)

The Company also received STP for VAT amounting to Rp34 billion, VAT on tax collected amounting to Rp7 billion, and self-assessed offshore VAT amounting to Rp8 billion. The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer deductible temporary differences related to provision for incentives to fixed wireless (Flexi) subscribers’ migration amounting to Rp42 billion from Annual Tax Return of corporate income tax fiscal year 2015 to Annual Tax Return of corporate income tax fiscal year 2016. The Company also accepted underpayment of VAT, underpayment of VAT on tax collected, and STP for VAT on tax collected amounting to Rp26 billion. The accepted portion was charged to the 2017 consolidated statements of profit or loss and other comprehensive income. On July 24, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion and self-assessed offshore VAT amounting to Rp55 billion.

On May 3 and 22, 2018, the Tax Authorities issued decision letter on Company’s objections for SKPLB of self-assessed offshore VAT amounting to Rp54.6 billion, wherein Tax Authorities has decreased the Company’s underpayment and granted all the Company’s objection. The Company has agreed with the Tax Authorities’s decision regarding SKPLB of self-assessed offshore VAT amounting to Rp793 million and has been charged in the 2018 consolidated statements of profit or loss and other comprehensive income. On July 18, 2018, the Tax Authorities issued Decision Letter on Company’s objections for SKPLB of corporate income tax, wherein the Tax Authorities has granted the several Company’s objection and additional amount of overpayment which should be received amounting to Rp76 billion. On October 10, 2018, the Company filed an appeal.

On July 8, 2020, the Company received appeal decision from the Tax Court regarding corporate income tax dispute for fiscal year 2015. The Tax Court partially approved the appeal filed by the Company. On September 9, 2020, the Company received tax  refund of additional overpayment of corporate income tax amounting to Rp90.9 billion.

On October 26, 2020, the Company received notification letter from Tax Court that Tax Authorities filed a judicial review of corporate income tax dispute for fiscal year 2015. On December 2, 2020, the Company filed a contra memorandum for judicial review as response of Tax Authorities’s judicial review. As of the date of approval and authorization for the issuance of these consolidated financial statements, the Company did not received verdict from the SC. In accordance with taxation law, for all withholding income tax and VAT except corporate income tax has passed tax assessment period, therefore all tax liabilities for fiscal year 2015 considered final and has permanent legal force.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28. TAXATION (continued)

e.Tax assessments (continued)

(i)	The Company (continued)

Income tax and VAT fiscal year 2016

On August 25, 2017, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal periods January to December 2016.

On June 7, 2018, Tax Authorities issued SKPLB of corporate income tax amounting to Rp15.3 billion, SKPKB of withholding tax article 26 amounting to Rp556.7 million (including penalty of Rp180.5 million) and SKPLB of VAT amounting to Rp922.7 billion. The Company accepted the assessment on the overpayment of corporate income tax amounting to Rp15.3 billion and for the remaining balance amounting to Rp99.1 billion was charged as current income tax expense on tax assesment, underpayment of withholding tax article 26 amounting to Rp557 million, and correction of VAT In amounting to Rp10.5 billion, STP for VAT on tax collected amounting to Rp7.1 billion, VAT on free gifts amounting to Rp7.3 billion, VAT on transfer asset amounting to Rp1.2 billion, and STP for VAT amounting to Rp1.7 billion. The accepted portion was charged to the 2018 consolidated statements of profit or loss and other comprehensive income. In July 2018, the Company received tax refund amounting to Rp882.7 billion and for the remaining balance amounting to Rp39.9 billion has been compensated to STP for VAT amounting to Rp31.9 billion, VAT on tax collected amounting to Rp7.1 billion, withholding tax article 23 amounting to Rp556 million, and withholding tax article 21 amounting to Rp300 million. On August 31, 2018, the Company filed an objection to the Tax Authorities for VAT international incoming call interconnection services amounting to Rp151.7 billion and STP for VAT amounting to Rp30.3 billion.

On March 11 and May 27, 2019, the Tax Authorities issued decision letter on Company’s objections, wherein the Tax Authorities granted all objections from the Company and increased the amount of overpayment for the fiscal period January to December 2016. In April and July 2019, the Company received tax refund amounting to Rp151.7 billion and amounting to Rp1.9 million has been compensated to withholding tax article 21 for several fiscal periods. Therefore all tax liabilities for fiscal year 2016 considered final and has permanent legal force.

Income tax and VAT fiscal year 2017

On November 6, 2018, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal period January to December 2017.

On November 13 and 14, 2019, the Tax Authorities issued SKPLB of corporate income tax amounting to Rp294.4 billion from overpayment amounting to Rp294.5 billion, SKPLB of VAT amounting to Rp746.9 billion from overpayment amounting to Rp748.3 billion, and SKPKB of withholding tax article 21 amounting to Rp1.8 billion (including penalty of Rp0.5 billion). The Company accepted the tax corrections amounting to Rp1.5 billion which consists of corporate income tax amounting to Rp0.1 billion and input VAT which cannot be credited amounting to Rp1.4 billion. Furthermore, the Company received STP and SKPKB regarding VAT on tax collected amounting to Rp1.2 billion and Rp957 million (including penalty of Rp0.3 billion), respectively. On November 14, 2019, the Tax Authorities issued Notice of Nil Tax Assessment (“SKPN”) regarding self-assessed offshore VAT, withholding tax article 21 final, withholding tax article 22, withholding tax article 26, withholding tax article 4 (2).

On January 23 and 24, 2020, the Company received VAT refunds of Rp746.9 billion and Corporate Income Taxes of Rp292.3 billion and Rp2.1 billion has been compensated to SKPKB and STP VAT WAPU. Therefore all tax liabilities for fiscal year 2017 considered final and has permanent legal force.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28. TAXATION (continued)

e.Tax assessments (continued)

(i)	The Company (continued)

Income tax fiscal year 2018

On February 17, 2020, the Tax Authorities issued a Field Tax Audit Notification Letter for January to December 2018. On February 25, 2020, the Company has received an introductory return for VAT refunds for the January to December 2018 tax period amounting to Rp979.1 billion and Rp30.3 billion which have been compensated to the SKPKB corporate income tax and withholding income tax for fiscal year 2012. On December 16, 2020, the Company received SKP and STP as result of tax audit 2018. DGT issued SKPLB of corporate income tax amounting to Rp101.5 billion, SKPLB of withholding tax article 21 amounting to Rp1.9 billion (include penalty Rp573.9 million), SKPLB of withholding tax article 23 amounting to Rp4 million (include penalty Rp1.2 million) and SKPLB of VAT for fiscal period January to August and October to December amounting to Rp85.3 billion). Furthermore DGT issued SKPKB of VAT for fiscal period September amounting to Rp240.5 billion (include penalty Rp59.5 billion), SKPKB of VAT WAPU amounting to Rp15.17 billion (include penalty Rp4.6 billion) and STP of VAT WAPU amounting to Rp1.2 billion. The Company agreed to receive tax audit correction of corporate income tax amounting Rp1.1 billion, underpayment of withholding tax article 21 amounting to Rp1.9 billion, underpayment of withholding tax article 23 amounting to Rp4 million, VAT tax credit amounting to Rp4.8 billion, STP of VAT WAPU amounting Rp1.2 billion, underpayment of VAT WAPU amounting to Rp15.17 billion. The corrections that have been approved have been charged to the 2020 profit or loss income statement.

The company did not approve the correction from tax auditor who imposes VAT on the transaction of submitting the space segment component (asset in constructive) of the Satelit Merah Putih to Telkomsat and will file a legal remedy for objection. As of the issuance date of these consolidated financial statements, the Company has received all refunds of the tax excess on Corporate Income Tax and VAT.

(ii)Telkomsel

Income tax and VAT fiscal year 2011

On February 15, 2016, Telkomsel filed an appeal to the Tax Authorities for the 2011 underpayment of corporate income tax amounting to Rp250 billion (including penalty of Rp81.1 billion). Subsequently, on March 17, 2016, Telkomsel also filed an appeal to the Tax Court for the underpayment of VAT amounting to Rp1.2 billion (including penalty of Rp392 million).

On February 6, 2017, Telkomsel received the Tax Court’s verdict for VAT cases of Rp1.2 billion in favor of Telkomsel. Subsequently, Telkomsel received the tax refund in March and June 2017. On March 2, 2017, Telkomsel received the Tax Court’s verdict for the underpayment of corporate income tax which partially accepted Telkomel’s appeal amounting to Rp247.6 billion and recorded the amount as part of claim for tax refund. On August 31, 2017, Telkomsel received the tax refund. In July and October 2017, Telkomsel received notification that the Tax Authorities had filed a judicial review to the SC for corporate income tax and VAT amounting to Rp62 billion and Rp1.2 billion, respectively. Telkomsel submitted its contra memorandum for judicial review in August and November 2017.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28. TAXATION (continued)

e.Tax assessments (continued)

(ii)Telkomsel (continued)

Income tax and VAT fiscal year 2011 (continued)

As of December 31, 2019, Telkomsel has received partial official verdicts from the SC which rejected the Tax Authorities’s judicial review for VAT case amounting to Rp1.1 billion. On October 17, 2019, Telkomsel filed a letter to Tax Court requesting the remaining official verdicts regarding VAT which have been announced by SC in favor of Telkomsel.

In October 2019, Telkomsel has received the official verdicts from the SC which rejected the Tax Authorities’ judicial review for corporate income tax amounting to Rp62 billion. On January 24, 2020, the Company received the remaining official decision from the SC which rejected the Tax Authority's request regarding the 2011 VAT Case amounting to Rp0.1 billion.

Income tax and VAT fiscal year 2014

On May 31, 2019, Telkomsel received the SKPKB and STP for the fiscal year 2014 amounting to Rp150.6 billion (including penalty of Rp54.6 billion). Telkomsel accepted and paid the portion of Rp16.5 billion on June 27, 2019 and recorded it as other expense. On August 20, 2019, Telkomsel has paid amounting to Rp99.1 billion and recorded it as claim for tax refund. Subsequently, on August 23, 2019, Telkomsel filed an objection to the Tax Authorities amounting to Rp134.1 billion.

On July 15 and July 22, 2020, Telkomsel received objection decision letter from Tax Authorities which accepted Rp27.2 billion and rejected Rp106.8 billion. In August 27, 2020 Telkomsel received partially the tax refund Rp27.2 billion.

On September 28, 2020, Telkomsel filed an appeal to the Tax Court for the 2014 corporate income tax, withholding tax, and VAT. As of the date of approval and authorization for issuance of these financial statements, the appeal is still in process.

Income tax and VAT fiscal year 2015

On August 1, 2019, Telkomsel received the SKPKB and STP for fiscal year 2015 amounting to Rp384.8 billion (including penalty of Rp128.6 billion). On August 28, 2019, Telkomsel has paid the whole amount. For the amount of Rp34.6 billion was charged to the statement of profit or loss and other comprehensive income and for the remaining portion amounting to Rp350.2 billion was recorded as claim for tax refund. On September 24, 2019, Telkomsel filed an objection to the Tax Authorities amounting to Rp350.2 billion.

On July 13, 2020, Telkomsel received objection decision letter from Tax Authorities that rejected all Company’s objection.

On September 28, 2020, the Company filed an appeal to the Tax Court for the 2015 CIT, WHT, and VAT. As of the date of approval and authorization for issuance of these financial statements, the appeal is still in process.

Income tax and VAT fiscal year 2018

On February 20, 2020, Telkomsel received the tax audit instruction letter for compliance of fiscal year 2018. As of the date of approval and authorization for issuance of these financial statements, the tax audit still in process.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

f.Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

		Effect of adoption			Credited to
		of new		(Charged)	other	Charged to
	December 31,	accounting	Changes of	credited to profit	comprehensive	equity and	December 31,
	2019	standards	tax rates	or loss	income	reclassification	2020
The Company
Deferred tax assets:
Provision for impairment of receivables	760	16	(126)	174	-	-	824
Net periodic pension and other
post-employment benefit costs	837	-	(158)	(21)	546	-	1,204
Difference between accounting and tax
bases of property and equipment	427	-	32	(45)	-	-	414
Provision for employee benefits	230	-	(12)	59	-	-	277
Deferred installation fee	92	-	(17)	44			119
Land rights, intangible assets and others	19	-	(1)	5	-	-	23
Accrued expenses and provision for
inventory obsolescence	75	-	(8)	5	-	-	72
Total deferred tax assets	2,440	16	(290)	221	546	-	2,933
Deferred tax liabilities:
Valuation of long-term investment	(11)	-	1	10	-	-	-
Finance leases	(5)	-	1	1	-	-	(3)
Capitalization of contract cost	-	(135)	15	30	-	-	(90)
Total deferred tax liabilities	(16)	(135)	17	41	-	-	(93)

Telkomsel
Deferred tax assets:
Provision for employee benefits	865	-	(186)	102	298	-	1,079
Provision for impairment of receivables	259	44	(59)	38	-	-	282
Contract liabilities	-	9	(1)	(8)	-	-	-
Other financial instrument	-	191	(109)	493	-	-	575
Total deferred tax assets	1,124	244	(355)	625	298	-	1,936
Deferred tax liabilities:
Finance leases	(1,099)	1,100	-	-	-	-	1
Difference between accounting and tax
bases of property and equipment	(557)	(1,290)	446	(122)	-	-	(1,523)
License amortization	(151)	-	31	(4)	-	-	(124)
Contract cost	-	(27)	3	24	-	-	-
Other financial instrument	-	(5)	-	(65)	-	-	(70)
Total deferred tax liabilities	(1,807)	(222)	480	(167)	-	-	(1,716)

Deferred tax assets of the Company - net	2,424	(119)	(273)	262	546	-	2,840
Deferred tax (liabilities) assets of
Telkomsel - net	(683)	22	125	458	298	-	220
Deferred tax assets of the other
subsidiaries - net	474	(2)	(57)	102	4	(3)	518
Deferred tax liabilities of the other
subsidiaries - net	(547)	7	(6)	(26)	11	-	(561)
Total deferred tax asset - net	2,215	(99)	(205)	822	848	(3)	3,578
Total deferred tax liabilities - net	(547)	7	(6)	(26)	11	-	(561)

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

f.Deferred tax assets and liabilities (continued)

The details of the Group's deferred tax assets and liabilities are as follows (continued):

			Credited to
		(Charged)	other	Charged to
	December 31,	credited to profit	comprehensive	equity and	December 31,
	2018	or loss	income	reclassification	2019
The Company
Deferred tax assets:
Net periodic pension and other
post-employment benefit costs	663	(70)	244	-	837
Provision for impairment of receivables	632	128	-	-	760
Difference between accounting and tax
bases of property and equipment	420	7	-	-	427
Provision for employee benefits	215	15	-	-	230
Deferred installation fee	92	0	-	-	92
Accrued expenses and provision for
inventory obsolescence	79	(4)	-	-	75
Land rights, intangible assets and others	9	10	-	-	19
Total deferred tax assets	2,110	86	244	-	2,440
Deferred tax liabilities:
Finance leases	(1)	(4)	-	-	(5)
Valuation of long-term investment	(11)	-	-	-	(11)
Total deferred tax liabilities	(12)	(4)	-	-	(16)
Deferred tax assets of the Company - net	2,098	82	244	-	2,424
Deferred tax assets of the other
subsidiaries - net	406	152	10	(94)	474
Total deferred tax assets - net	2,504	234	254	(94)	2,898
Telkomsel
Deferred tax assets:
Provision for employee benefits	641	83	141	-	865
Provision for impairment of receivables	270	(11)	-	-	259
Total deferred tax assets	911	72	141	-	1,124
Deferred tax liabilities:
Finance leases	(896)	(203)	-	-	(1,099)
Difference between accounting and tax
bases of property and equipment	(616)	68	-	(9)	(557)
License amortization	(118)	(33)	-	-	(151)
Total deferred tax liabilities	(1,630)	(168)	-	(9)	(1,807)
Deferred tax liabilities of Telkomsel - net	(719)	(96)	141	(9)	(683)
Deferred tax liabilities of the other					-
subsidiaries - net	(533)	165	16	(195)	(547)
Total deferred tax liabilities - net	(1,252)	69	157	(204)	(1,230)

As of December 31, 2020 and 2019, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognised were Rp32,550 billion and Rp29,731 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it can be reduced if actual future taxable income is lower than estimates.

g.	Administration

From 2008 to 2019, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and the latest by Government Regulation No. 56/2015 in conjunction with PMK No. 238/PMK.03/2008. Furthermore, the company is also entitled to an incentive tax rate reduce by 3% because it meets the requirements in accordance with PP No.30 / 2020. On the basis of  historical data, for the year ended December 31, 2020 and 2019, the Company calculates the deferred tax using the tax rate of 19% and 20%.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

g.	Administration (continued)

The taxation laws of Indonesia require that the Company and its local subsidiaries submit to individual tax returns on the basis of self-assessment. Under prevailing regulations, the Directorate General of Taxes (”DGT”) may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from the time the tax became due.

The Ministry of Finance of the Republic of Indonesia has issued Regulation No. 85/PMK.03/2012 dated June 6, 2012 as amended by PMK No. 136 - PMK.03/2012 dated August 16, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic of Indonesia also has issued Regulation No. 224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 as amended by PMK No. 34/PMK.010/2017 dated March 1, 2017. The Company has withheld, deposited, and reported the VAT, PPnBM and also income tax article 22 in accordance with the Regulations.

In May 2019, the Company was appointed as Low Risk Taxable Entrepreneur through DGT Decree No.KEP-00080/WPJ.19/KP.04/2019. In accordance with the Ministry of Finance Regulation No. 39/PMK.03/2018 dated April 12, 2018 as amended by PMK No. 117/PMK.03/2019 dated August 16, 2019, the Company was given the preliminary return on tax overpayment as referred to the taxation laws.

During the COVID-19 pandemic, the Government has updated its regulations governing tax incentives. In July 2020, the Minister of Finance of the Republic of Indonesia issued Regulation of the Minister of Finance No. 86 / PMK.03 / 2020 (“PMK-86/2020”) dated 16 July 2020 concerning Tax Incentives for Taxpayers Affected by the Corona Virus Disease 2019 Pandemic. In PMK-86/2020, the Government expanded the Mandatory Business Field Code (KLU) of Taxpayers who are entitled to take advantage of tax incentives and extend the incentive period until December 2020. Based on the list of KLU in the attachment PMK-86/2020, the Company KLU is included as the recipient of the incentive PPh 21 for Government Borne employees (DTP). Thus, since the tax period July to December 2020, the Company implemented PPh 21 for DTP employees who met the terms and conditions as stipulated in PMK-86/2020.

29. BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the periode attributable to owners of the parent company amounting to Rp20,804 billion and Rp18,663 billion by the weighted average number of shares outstanding during the period totaling 99,062,216,600 shares for the years ended December 31, 2020 and 2019, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

Basic earnings per share amounting to Rp210.01 and Rp188.40 (in full amount) for the years ended December 31, 2020 and 2019, respectively.

The Company does not have potentially dilutive financial investments for the years ended December 31, 2020 and 2019.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.  CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 133 dated  May 24, 2019 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2018 amounting to Rp10,819 billion (Rp109.22 per share) and Rp5,410 billion (Rp54.61 per share), respectively.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 31 dated  June 19, 2020 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2019 amounting to Rp11,197 billion (Rp113.04 per share) and Rp4,065 billion (Rp41.03 per share), respectively.

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of December 31, 2020 and 2019 amounting to Rp15,337 billion, respectively.

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follow:

	Notes	2020	2019
Pension benefit and other post-employment
benefit obligations
Pension benefit
The Company - funded	31a.i.a
Defined pension benefit obligation	31a.i.a.i	5,557	2,338
The Company - unfunded	31a.i.b	962	1,479
Telkomsel	31a.ii	3,852	2,209
Others		1	0
Projected pension benefit obligations		10,372	6,026
Net periodic post-employment health care
benefit	31b	1,407	996
Other post-employment benefit	31c	367	366
Long service employee benefit	31d	53	-
Obligation under the Labor Law	31e	777	690
Total		12,976	8,078

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2020	2019
Pension benefit cost
The Company - funded	31a.i.a
Defined pension benefit obligation	31a.i.a.i	545	362
Additional pension benefit obligation	31a.i.a.ii	0	1
The Company - unfunded	31a.i.b	117	163
Telkomsel	31a.ii	142	314
Others		0	0
Total periodic pension benefit cost	25	804	840
Net periodic post-employment health care
benefit cost	25,31b	253	167
Other post-employment benefit cost	25,31c	81	33
Long service employee benefit cost	25,31d	53	-
Obligation under the Labor Law	25,31e	258	136
Total		1,449	1,176

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows (continued):

The amounts recognized in OCI are as follows:

	Notes	2020	2019
Defined benefit plan actuarial gain (losses)
The Company - funded	31a.i.a
Defined pension benefit obligation	31a.i.a.i	(2,942)	(1,116)
Additional pension benefit obligation	31a.i.a.ii	0	7
The Company - unfunded	31a.i.b	89	(94)
Telkomsel	31a.ii	(1,554)	(561)
Others		0	0
Post-employment health care benefit cost	31b	(158)	(634)
Other post-employment benefit	31c	(15)	(15)
Obligation under the Labor Law	31e	125	(107)
Sub-total		(4,455)	(2,520)
Deferred tax effect at the applicable tax rates	28f	859	411
Defined benefit plan acturial gain (losses) -
net of tax		(3,596)	(2,109)

a.	Pension benefit cost

i.	The Company

a.	Funded pension plan

i.	Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). Pension Fund Management in accordance with the Pension Fund and Investment Directives Regulations determined by the Founder is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board consisting of representatives of the Company and participants.

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp205 billion and Rp233 billion, for the years ended December 31, 2020 and 2019, respectively.

Risks exposed to defined benefit programs are risks such as asset volatility and changes in bond yields. The project liabilities are calculated using a discount rate that refers to the level of government bond yields, if the return on program assets is lower, it will result in a program deficit. A decrease in the yield of government bonds will increase the program liabilities, although this will be offset in part by an increase in the value of the program bonds held. The Company ensures that the investment position is set within the framework of asset-liability matching ("ALM") that has been formed to achieve long-term results that are in line with the liabilities in the defined benefit pension plan. Within the ALM framework, the Company's objective is to adjust its pension assets and liabilities by investing in a well diversified portfolio to produce an optimal rate of return, taking into account the level of risk. Investment in the program has been well diversified, so that one investment's poor performance will not have a material impact on all asset groups.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position as of December 31, 2020, and 2019 under the defined benefit pension plan:

	2020	2019
Changes in projected pension benefit
obligations
Projected pension benefit obligations at
beginning of year	22,061	20,121
Charged to profit or loss:
Service costs	260	259
Interest costs	1,544	1,599
Pension plan participants’ contributions	27	33
Actuarial losses recognized in OCI	2,741	1,514
Pension benefits paid	(1,530)	(1,465)
Additional welfare benefits	80	-
Benefits paid by employer	(80)	-
Projected pension benefit obligations at
end of year	25,103	22,061

Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	19,723	19,064
Interest income	1,383	1,524
Return on plan assets (excluding amount
included in net interest expense)	(201)	398
Employer’s contributions	205	233
Pension plan participants’ contributions	27	32
Pension benefits paid	(1,530)	(1,465)
Plan administration cost	(61)	(63)
Fair value of pension plan assets at
end of year	19,546	19,723
Projected pension benefit obligations at
end of year	5,557	2,338

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

As of December 31, 2020 and 2019, plan assets consist of:

	2020		2019
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	426	-	521	-
Equity instruments:
Finance	2,340	-	1,735	-
Infrastructure, utilities and transportation	540	-	540	-
Trading, service and investment	336	-	395	-
Construction, property and real estate	303	-	210	-
Basic industry and chemical	290	-	135	-
Mining	229	-	159	-
Agriculture	62	-	70	-
Consumer goods	21	-	1,085	-
Miscellaneous industries	246	-	292	-
Equity-based mutual fund	678	-	1,027	-
Fixed income instruments:
Corporate bonds	-	6,208	-	6,077
Government bonds	6,821	-	6,493	-
Mutual funds	181	-	85	-
Non-public equity:
Direct placement	-	342	-	374
Property	-	185	-	186
Others	-	338	-	339
Total	12,473	7,073	12,747	6,976

Pension plan assets include Series B shares issued by the Company with fair values totalling to Rp338 billion and Rp346 billion, representing 1.73% and 1.75 % of total plan assets as of December 31, 2020 and 2019, respectively, and bonds issued by the Company with fair value totalling to Rp352 billion and Rp341 billion representing 1.80% and 1.73% of total plan assets as of December 31, 2020 and 2019, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,121 billion and Rp1,858 billion for the years ended December 31, 2020 and 2019, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Based on Dapen’s financial statement as of December 31, 2020, Dapen’s FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan in 2021.

In 2020, the Company provided employee welfare benefit to pensioners and pension beneficiaries who entered their retirement period before June 30, 2002 amounting to Rp80 billion.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

The movement at the projected pension benefit obligations for the years ended December 31, 2020 and 2019 are as follow:

	2020	2019
Projected pension benefit obligations
(prepaid pension benefit cost) at
beginning of year	2,338	1,057
Net periodic pension benefit cost	562	398
Employer contribution	(205)	(233)
Actuarial losses recognized in OCI	2,741	1,514
Return on plan assets (excluding amount
included in net interest expense)	201	(398)
Benefits paid by employer	(80)	-
Projected pension benefit obligations at
end of year	5,557	2,338

The components of net periodic pension benefit cost for the years ended December 31, 2020  and 2019 are as follow:

	2020	2019
Service costs	260	259
Plan administration cost	61	63
Net interest cost	161	76
Additional welfare benefits	80	-
Net periodic pension benefit cost	562	398
Amount charged to subsidiaries under
contractual agreements	(17)	(36)
Net periodic pension benefit cost less
cost charged to subsidiaries	545	362

Amounts recognized in OCI for the years ended December 31, 2020 and 2019 are as follow :

	2020	2019
Actuarial losses recognized during
the year due to:
Experience adjustments	356	(677)
Changes in financial assumptions	2,190	1,952
Changes in demographic assumptions	195	239
Return on plan assets (excluding amount
included in net interest expense)	201	(398)
Net	2,942	1,116

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2020 and 2019, with reports dated April 8, 2021 and April 20, 2020, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
Discount rate	6.50%	7.25%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2019	2011

ii.	Additional pension benefit obligation

Based on the Company’s policy issued on June 7, 2017 regarding Pension Regulation by  Dapen, the Company established additional benefit fund at maximum 10% of surplus of defined benefit plan, when FSR is above 105% and return on investment is above actuarial discount rate of pension fund.

Program assets for Additional Benefit have been set aside since 2018 according to the Oversight Board’s approval. As of December 31, 2020, the additional benefits liabilities have been fully paid to the pension beneficiaries and no additional obligation was set aside due to the requirement for recognition of the additional benefits as mentioned above have not been met.

b.	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp41 billion and Rp55 billion, for the years ended December 31, 2020 and 2019, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus, and other benefits. Since April 1, 2012, the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

i.	The Company (continued)

b.	Unfunded pension plan (continued)

The following table presents the changes in the unfunded projected pension benefit obligations for MPS and MPP for the years ended December 31, 2020 and 2019 :

	2020	2019
Unfunded projected pension benefit
obligations at beginning of year	1,479	1,830
Charged to profit or loss:
Service costs	28	29
Net Interest costs	89	134
Actuarial (gain) losses recognized in OCI	(89)	94
Benefits paid by employer	(545)	(608)
Unfunded projected pension benefit
obligations at end of year	962	1,479

The components of total periodic pension benefit cost for the years ended December 31, 2020 and 2019 are as follow :

	2020	2019
Service costs	28	29
Net interest costs	89	134
Total periodic pension benefit cost	117	163

Amounts recognized in OCI for the years ended December 31, 2020 and 2019 are as follow :

	2020	2019
Actuarial (gain) losses recognized during
the year due to:
Experience adjusments	(32)	12
Changes in demographic assumptions	(99)	37
Changes in financial assumptions	42	45
Net	(89)	94

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2020 and 2019, with reports dated April 8, 2021 and April 20, 2020, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2020 and 2019 are as follow:

	2020	2019
Discount rate	5.25%-6.50%	6.50%-7.25%
Rate of compensation increases	6.10%-8.00%	6.10%-8.00%
Indonesian mortality table	2019	2011

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

ii.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits determined based on their latest basic salary or take-home pay (exclusive of functional allowances) and number of service years. The plan is managed by PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, through an annuity insurance contract. Until 2004, employees contributed 5% of their monthly salaries to the plan, while Telkomsel contributed the remaining part required under the plan. Beginning in 2005, Telkomsel has been taking the responsibility for the full amount of the contributions.

In 2020, Jiwasraya’s unfavorable financial condition negatively affected its ability to fulfill its obligation to Telkomsel. As a result, Jiwasraya and Telkomsel agreed to restructure Telkomsel’s pension plan by terminating the existing plan and establishing a new plan with the amount of insured benefits of Rp799 billion as of December 31, 2020.

As a part of Jiwasraya’s restructuring program, Indonesia Financial Group (“IFG”) was established by the Government of Indonesia to take over Jiwasraya’s plans with its customers. Once IFG is in operation, the new insured benefits mentioned above will be transferred to IFG by Jiwasraya and maintained in the form of a saving plan dedicated to fund Telkomsel’s post-employment benefits.

Telkomsel’s contributions to Jiwasraya for the years ended December 31, 2020 and 2019 were Rp53 billion and Rp207 billion, respectively.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statement of financial position for the years ended December 31, 2020 and 2019, under Telkomsel’s defined benefit pension plan:

	2020	2019
Changes in projected pension benefit
obligations
Projected pension benefit obligation at
beginning of year	3,738	2,734
Charged to profit or loss:
Service costs	245	187
Net interest costs	278	224
Actuarial losses recognized in OCI	1,585	614
Benefit paid	(50)	(21)
Final service costs	(1,145)	-
Projected pension benefit obligation at
end of year	4,651	3,738

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

ii.Telkomsel (continued)

2020	2019

Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	1,529	1,193
Interest income	104	97
Return on plan assets (excluding amount
included in net interest expense)	31	53
Employer’s contributions	53	207
Benefit paid	(50)	(21)
Settlement loss	(868)	-
Fair value of pension plan assets at
end of year	799	1,529
Pension benefit obligation at
end of year	3,852	2,209

Movements of the pension benefit obligation for the years ended December 31, 2020 and 2019:

	2020	2019
Pension benefit obligation at beginning of year	2,209	1,541
Periodic pension benefit cost	142	314
Actuarial losses recognized in OCI	1,585	614
Return on plan assets (excluding amount included in
net interest expense)	(31)	(53)
Employer's contributions	(53)	(207)
Pension benefit obligation at end of year	3,852	2,209

The components of the periodic pension benefit cost for the years ended December 31, 2020  and 2019 are as follow:

	2020	2019
Service costs	(33)	187
Net interest costs	175	127
Total periodic pension benefit cost	142	314

Amounts recognized in OCI for the years ended December 31, 2020 and 2019 are as follow:

	2020	2019
Actuarial losses recognized during
the year due to:
Experience adjustments	190	115
Changes in financial assumptions	1,082	499
Changes in demographic assumptions	313	-
Return on plan assets (excluding amount
included in net interest expense)	(31)	(53)
Net	1,554	561

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

ii.Telkomsel (continued)

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2020 and 2019, with reports dated March 3, 2021 and February 28, 2020 respectively, by TWP, an independent actuary in association with WTW.The principal actuarial assumptions used by the independent actuary as of December 31, 2020 and 2019, are as follow:

	2020	2019
Discount rate	6.50%	7.50%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2019	2011

b.	Post-employment health care benefit cost

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes Telkom”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the years ended December 31, 2020 and 2019.

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2020 and 2019:

	2020	2019
Changes in projected post-employment health care
benefit obligation
Projected post-employment health care benefit
obligation at beginning of year	13,823	12,423
Charged to profit or loss:
Interest costs	1,083	1,062
Actuarial losses recognized in OCI	96	905
Post-employment health care benefits paid	(559)	(567)
Projected post-employment health care benefit
obligation at end of year	14,443	13,823
Changes in post-employment health care benefit
plan assets
Fair value of plan assets at beginning of year	12,827	12,228
Interest income	1,004	1,045
Return on plan assets (excluding amount included in
net interest expense)	(62)	271
Post-employment health care benefits paid	(559)	(567)
Plan administration cost	(174)	(150)
Fair value of plan assets at end of year	13,036	12,827
Projected for post-employment health care benefit
obligation-net	1,407	996

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes Telkom”).

As of December 31, 2020 and 2019, plan assets consists of:

	2020		2019
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	745	-	563	-
Equity instruments:
Finance industries	1,191	-	954	-
Manufacturing and consumer	799	-	706	-
Infrastructure and telecommunication	344	-	317	-
Construction	219	-	181	-
Wholesale	218	-	159	-
Mining	199	-	117	-
Other Industries:
Services	99	-	75	-
Biotechnology and pharma industry	96	-	96	-
Agriculture	45	-	49	-
Others	1	-	3	-
Equity-based mutual funds	519	-	1,202	-
Fixed income instruments:
Fixed income mutual funds	8,239	-	8,071	-
Unlisted shares:
Private placement	-	322	-	334
Total	12,714	322	12,493	334

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totalling Rp246 billion and Rp222 billion, representing 1.88% and 1.73% of total plan assets as of December 31, 2020 and 2019, respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp768 billion and Rp1,166 billion for the years ended December 31, 2020 and 2019, respectively.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

The movements of the projected post-employment health care benefit obligation for the years ended December 31, 2020 and 2019 are as follow:

	2020	2019
Projected post-employment health care benefit
obligation at beginning of year	996	195
Net periodic post-employment health care benefit costs	253	167
Actuarial losses recognized in OCI	96	905
Return on plan assets (excluding amount included in
net interest expense)	62	(271)
Projected post-employment health care benefit
obligation at end of year	1,407	996

The components of net periodic post-employment health care benefit cost the nine months period ended December 31, 2020 and 2019 are as follow:

	2020	2019
Plan administration costs	174	150
Net interest costs	79	17
Net periodic post-employment health care benefit cost	253	167

Amounts recognized in OCI for the years ended December 31, 2020 and 2019 are as follow:

	2020	2019
Actuarial losses recognized during
the year due to:
Experience adjustments	(1,680)	810
Changes in financial assumptions	1,800	1,190
Changes in demographic assumptions	(24)	(1,095)
Return on plan assets (excluding amount
included in net interest expense)	62	(271)
Net	158	634

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2020 and 2019, with reports dated April 8, 2021 and April 20, 2020, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2020 and 2019 are as follow:

	2020	2019
Discount rate	6.75%	8.00%
Health care costs trend rate assumed for next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2020	2019
Indonesian mortality table	2019	2011

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”) and death allowance (Meninggal Dunia or “MD” allowance) is given to employees who have passed away with an amount of 12 times from the last salary.

The movement of the unfunded projected other post-employment benefit obligations for the years ended December 31, 2020 and 2019 are as follow:

	2020	2019
Projected other post-employment
benefit obligations at beginning of year	366	419
Charged to profit or loss:
Service costs	4	4
Net interest costs	19	29
Past service costs	58	-
Actuarial losses recognized in OCI	15	15
Benefits paid by employer	(95)	(101)
Projected other post-employment benefits
obligations at end of year	367	366

The components of the projected other post-employment benefit cost for the years ended Desember 31, 2020 and 2019 are as follow :

	2020	2019
Current service costs	4	4
Net interest costs	19	29
Past service costs	58	-
Projected other post-employment benefit cost	81	33

Amounts recognized in OCI for the years ended December 31, 2020 and 2019 are as follow:

	2020	2019
Actuarial losses recognized during
the year due to:
Experience adjusments	(18)	(25)
Changes in demographic assumptions	16	20
Changes in financial assumptions	17	20
Total	15	15

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2020 and 2019, with reports dated April 8, 2021 and April 20, 2020, respectively, by TWP, an independent actuary in association with WTW.The principal actuarial assumptions used by the independent actuary as of December 31, 2020 and 2019, are as follow:

	2020	2019
Discount rate	5.00%	6.25%
Indonesian mortality table	2019	2011

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

d.	Long service employee benefits

The company provides long service employee benefits to employee hired before July 1, 2002 and have a service period of more than 30 years and retired after September 19, 2019. Total obligation recognized as of December 31, 2020 and for the years ended amounted to Rp53 billion, respectively.

e.	Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of December 31, 2020 and 2019 amounted to Rp777 billion and Rp690 billion, respectively. The related pension employee benefits cost charged to expense amounted to Rp258 billion and Rp136 billion for the years ended December 31, 2020 and 2019, respectively (Note 25). Actuarial (gain) loss are recognized in other comprehensive income for the years ended December 31, 2020 and 2019 amounted to Rp(125) billion and Rp107 billion, respectively.

f.	Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2020 and 2019 are as follow:

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-
	pension benefit	pension benefit			health care	employment
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits

December 31, 2020
Within next 10 years	18,913	-	1,061	3,795	5,649	417
Within 10-20 years	21,775	-	94	10,620	6,778	102
Within 20-30 years	19,869	-	77	8,203	5,575	78
Within 30-40 years	14,599	-	20	1,035	2,479	4
Within 40-50 years	3,278	-	-	-	398	-
Within 50-60 years	378	-	-	-	6	-
Within 60-70 years	23	-	-	-	-	-
Within 70-80 years	-	-	-	-	-	-

Weighted average
duration of DBO	10.48 years	10.48 years	5.76 years	11.00 years	15.14 years	7.21 years

December 31, 2019
Within next 10 years	18,392	-	1,587	3,486	6,064	418
Within 10-20 years	21,855	-	125	9,420	8,001	68
Within 20-30 years	20,154	-	52	7,150	7,501	38
Within 30-40 years	15,351	-	18	1,267	4,123	3
Within 40-50 years	4,265	-	-	-	958	-
Within 50-60 years	468	-	-	-	42	-
Within 60-70 years	32	-	-	-	0	-
Within 70-80 years	0	-	-	-	-	-

Weighted average
duration of DBO	10.16 years	10.16 years	4.69 years	10.44 years	13.34 years	3.65 years

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

g.	Sensitivity Analysis

As of December 31, 2020 and 2019, 1% change in discount rate and rate of compensation would have effect on DBO, as follow:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
December 31, 2020
Funded:
Defined pension benefit obligation	(2,305)	2,754	1,733	(1,547)
Unfunded	(36)	28	30	(39)
Telkomsel	(471)	507	494	(463)
Post-employment health care benefits	(1,807)	2,339	2,248	(1,844)
Other post-employment benefits	(15)	17	-	-

December 31, 2019
Funded:
Defined pension benefit obligation	(1,952)	2,416	257	(275)
Unfunded	(40)	33	34	(43)
Telkomsel	(686)	777	390	(366)
Post-employment health care benefits	(1,551)	1,888	2,030	(1,689)
Other post-employment benefits	(12)	13	-	-

The sensitivity analysis has been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

32.	LONG SERVICE AWARDS (“LSA”) PROVISIONS

Telkomsel and Telkomsat provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and Long Service Leaves (“LSL”). LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method, amounted to Rp1,254 billion and Rp1,066 billion as of and December 31, 2020 and 2019, respectively. The related benefit costs charged to expense amounted Rp290 billion for the years ended December 31, 2020 and 2019, respectively (Note 25).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS

a.	Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance costs, and investment in financial instruments
State-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses, and purchase of property and equipment
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, and usage of data communication network system expenses

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
State-owned banks	Entity under common control	Finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and finance income
PT Pegadaian (Persero) (“Pegadaian”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Kimia Farma (Persero) (“Kimia Farma”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Taspen (Persero) (“Taspen”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Garuda Indonesia (Persero) (“Garuda Indonesia”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Kereta Api Indonesia (Persero) (“KAI”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Pos Indonesia (Persero) (“Pos Indonesia”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Fixed assets insurance expenses, personal insurance expenses
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues, and electricity expenses
Bahana TCW	Entity under common control	Available-for-sale financial assets and bonds.
PT Sarana Multi Infrastruktur	Entity under common control	Other borrowing, finance costs
Tiphone	Associated company	Distribution of SIM cards and pulse reload voucher
Indonusa	Associated company	Pay TV expenses
Finarya	Associated company	Marketing expenses
Teltranet	Associated company	CPE expenses, communications system services

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS (continued)

a.	Nature of relationships and accounts/transactions with related parties (continued)

Related parties	Nature of relationships parties	Nature of accounts/transactions
Yakes	Other related entities	Internet and data service revenues, and other telecommunication service revenues, health expenses
Koperasi Pegawai Telkom (“Kopegtel”)	Other related entities

Purchase of property and equipment, construction and installation services, leases of buildings expenses, lease of vehicles expenses, purchases of vehicles, purchases of materials and construction service, maintenance and cleaning service expenses, and RSA revenues

Koperasi Pegawai Telkomsel (“Kisel”)	Other related entities

Internet and data service revenues, other telecommunication service revenues, leases of vehicles expenses, printing and distribution of customer bills expenses, collection fee, other services fee, distribution of SIM cards and pulse reload voucher, and purchase of property and equipment

PT Graha Informatika Nusantara (“Gratika”)	Other related entities	Network service revenues, operation and maintenance expenses, purchase of property and equipment, construction services, and distribution of SIM card and pulse reload voucher
Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

The outstanding balances of trade receivables and payables at year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of December 31, 2020 the Group recorded impairment loss from trade receivables of related party amounted to Rp141 billion. Impairment assessment is undertaken each financial year through examining the current status of existing receivables and historical collection experience.

b.	Significant transactions with related parties

	2020		2019
		% of total		% of total
	Amount	revenues	Amount	revenues
Revenues
Majority Stockholder
Ministry of Finance	184	0.13	101	0.07
Entities under common control
Indosat	1,034	0.76	860	0.63
BRI	580	0.43	619	0.46
BNI	547	0.40	578	0.43
Pertamina	406	0.30	196	0.14
Bank Mandiri	191	0.14	204	0.15
Pegadaian	178	0.13	229	0.17
BTN	162	0.12	258	0.19
Kimia Farma	122	0.09	161	0.12
Pos Indonesia	115	0.08	216	0.16
Garuda Indonesia	115	0.08	112	0.08
Taspen	108	0.08	298	0.22
PLN	107	0.08	41	0.03
KAI	92	0.07	144	0.11
Others (each below Rp75 billion)	770	0.56	947	0.70
Sub-total	4,527	3.32	4,863	3.59
Other related entities
Yakes	133	0.10	21	0.02
Others (each below Rp75 billion)	86	0.06	84	0.06
Sub-total	219	0.16	105	0.08
Associated companies	47	0.03	75	0.06
Total	4.977	3.64	5,144	3.80

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties (continued)

	2020		2019
		% of total		% of total
	Amount	expenses	Amount	expenses
Expenses
Entities under common control
PLN	2,859	3.07	2,434	2.59
Indosat	563	0.60	676	0.72
Jasindo	255	0.27	267	0.28
Others (each below Rp75 billion)	191	0.20	147	0.16
Sub-total	3,868	4.14	3,524	3.75
Other related entitas
Kopegtel	1,072	1.15	1,049	1.12
Kisel	464	0.50	818	0.87
Yakes	125	0.13	133	0.14
Others (each below Rp75 billion)	121	0.13	1,275	1.36
Sub-total	1,782	1.91	3,275	3.49
Associated companies
Indonusa	432	0.46	437	0.47
Finarya	198	0.21	-	-
Teltranet	122	0.13	173	0.18
Others (each below Rp75 billion)	53	0.06	79	0.08
Sub-total	805	0.86	689	0.73
Total	6,455	6.91	7,488	7.97

	2020		2019
		% of total		% of total
	Amount	finance income	Amount	finance income
Finane income
Entities under common control
State-owned banks	564	70.59	743	68.04
Others	-	-	10	0.92
Total	564	70.59	753	68.96

	2020		2019
		% of total		% of total
	Amount	finance cost	Amount	finance cost
Finance costs
Majority stockholder
Ministry of Finance	25	0.55	33	0.78
Entities under common control
State-owned banks	1,163	25.73	1,332	31.42
Sarana Multi Infrastruktur	313	6.92	263	6.20
Total	1,501	33.20	1,628	38.40

	2020		2019
		% of total		% of total
	Amount	purchases	Amount	purchases
Purchase of property
and equipments
Entities under common control	57	0.19	69	0.19
Other related entities
Kopegtel	161	0.55	158	0.44
Others (each below Rp75 billion)	121	0.41	115	0.32
Sub-total	282	0.96	273	0.76
Total	339	1.15	342	0.95

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties (continued)

	2020		2019
		% of total		% of total
	Amount	revenues	Amount	revenue
Distribution of SIM
card and voucher
Other related entities
Kisel	5,825	4.27	5,077	3.75
Gratika	436	0.32	563	0.42
Sub-total	6,261	4.59	5,640	4.17
Associated companies
Tiphone	1,766	1.29	5,927	4.37
Total	8,027	5.88	11,567	8.54

c.  Balances of accounts with related parties

	2020		2019
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents
(Note 3)	14,745	5.97	13,315	6.02
Other current financial
asset (Note 4)	1,108	0.45	71	0.03
Trade receivables - net
(Note 5)	1,644	0.67	1,792	0.81
Contract assets
Majority stockholder
Government	49	0.02	-	-
Entities under common control
Taspen	165	0.07	-	-
Others (each below Rp75 billion)	376	0.15	-	-
Sub-total	541	0.22	-	-
Associated companies	1	0.00	-	-
Other related entities	8	0.00	-	-
Total	599	0.24	-	-

Other current asset	209	0.08	111	0.05
Other non-current asset	29	0.01	31	0.01

	2020		2019
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 16)
Majority stockholder
Ministry of Finance	1	0.00	5	0.00
Entities under common control
State-owned enterprises	337	0.27	206	0.20
Indosat	31	0.02	68	0.07
Others	17	0.01	-	-
Sub-total	385	0.30	274	0.27
Other related entities
Kopegtel	307	0.24	269	0.26
Others (each below Rp75 billion)	235	0.19	271	0.26
Sub-total	542	0.43	540	0.52
Total	928	0.73	819	0.79

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33. RELATED PARTIES TRANSACTIONS (continued)

c.	Balances of accounts with related parties (continued)

	2020		2019
		% of total		% of total
	Amount	liabilities	Amount	liabilities

Accrued expenses
Majority stockholder
Government	4	0.00	6	0.01
Entities under common control
State-owned enterprises	98	0.08	88	0.09
State-owned banks	40	0.03	75	0.07
Others	6	0.00	-	-
Sub-total	144	0.11	163	0.16
Other related entities	77	0.06	203	0.19
Total	225	0.17	372	0.36

Contract liabilities
Majority stockholder
Government	97	0.08	64	0.06
Entities under common control
State-owned enterprises	350	0.28	198	0.19
Others	3	0.00	1	0.00
Sub-total	353	0.28	199	0.19
Associated companies	1	0.00	3	0.00
Other related entities	5	0.00	5	0.00
Total	456	0.36	271	0.25

Customer deposits	19	0.02	25	0.03
Short-term bank loans
(Note 19)	3,797	3.01	3,655	3.52
Two-step loans (Note 20a)	568	0.45	736	0.71
Long-term bank loans
(Note 20c)	17,026	13.51	15,319	14.74
Other borrowings (Note 20d)	3,645	2.89	3,740	3.60

d.	Significant agreements with related parties

i.	The Government

The Company obtained two-step loans from the Government (Note 20a).

ii.	Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS (continued)

d.	Significant agreements with related parties(continued)

ii.	Indosat (continued)

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective in the current year and can be applied until a new agreement becomes available.

On December 18, 2017, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, long distance direct connection and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation No.8/Year 2006. These amendments took effect starting on January 1, 2018. Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely PT Indosat Mega Media and PT Aplikanusa Lintasarta (“Lintasarta”). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

On October 14, 2019, Dayamitra signed a SPA with Indosat related to the purchase of Indosat's towers. In addition, Dayamitra and Indosat also signed MTLA, which stipulated that Indosat agreed to lease back telecommunication towers that were acquired (Note 1e).

iii.	Others

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

e.Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Directors. The total of such remuneration is as follow:

	2020		2019
		% of total		% of total
	Amount	expenses	Amount	expenses
Board of Directors	263	0.28%	270	0.29%
Board of Commissioners	108	0.12%	123	0.13%

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

34.	OPERATING SEGMENT

The Group has four primary reportable segments, namely mobile, consumer, enterprise, and WIB. The mobile segment provides mobile voice, SMS, value added services and, mobile broadband. The consumer segment provides Indihome (bundled service of fixed wireline, pay TV and internet) and other telecommunication services to home customers. The enterprise segment provides end-to-end solution to corporate and institutions. The WIB segment provides interconnection services, leased lines, satellite, VSAT, broadband access, information technology services, data and internet services to Other Licensed Operator companies and institutions. Other segment represents Digital Service Operating Segments that does not meet the disclosure requirements for a reportable segments. There is no operating segments have been agregated to form the reportable segments.

Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the financing activities and income taxes are managed on a group basis and not separately monitored and allocated to operating segments.

Segment revenues dan expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2020
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	83,720	20,957	17,729	13,501	219	136,126	336	136,462
Inter-segment revenues	3,297	1,148	18,591	16,139	1,550	40,725	(40,725)	-
Total segment revenues	87,017	22,105	36,320	29,640	1,769	176,851	(40,389)	136,462
Segment expenses	(54,051)	(17,544)	(36,864)	(23,143)	(1,662)	(133,264)	40,307	(92,957)
Segment results	32,966	4,561	(544)	6,497	107	43,587	(82)	43,505
Other information
Capital Expenditures	(9,520)	(9,770)	(5,178)	(4,587)	(12)	(29,067)	(369)	(29,436)
Depreciation and amortization	(16,945)	(3,925)	(3,208)	(4,750)	(21)	(28,849)	(43)	(28,892)
Provision recognized in
current period	(83)	(511)	(1,390)	(267)	(8)	(2,259)	(8)	(2,267)

	2019
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	87,897	17,706	18,701	10,609	197	135,110	457	135,567
Inter-segment revenues	3,163	786	16,834	16,265	1,289	38,337	(38,337)	-
Total segment revenues	91,060	18,492	35,535	26,874	1,486	173,447	(37,880)	135,567
Segment expenses	(56,864)	(15,904)	(36,768)	(21,111)	(1,546)	(132,193)	39,020	(93,173)
Segment results	34,196	2,588	(1,233)	5,763	(60)	41,254	1,140	42,394
Other information
Capital expenditures	(11,963)	(10,581)	(5,614)	(7,907)	(21)	(36,086)	(499)	(36,585)
Depreciation and amortization	(13,829)	(3,438)	(2,737)	(3,262)	(21)	(23,287)	109	(23,178)
Provision recognized in
current period	(521)	(665)	(973)	(121)	(13)	(2,293)	10	(2,283)

Adjustment and elimination:

	2020	2019
Segment result	43,587	41,254
Operating loss of operating business	(627)	(599)
Other elimination and adjustment	545	1,739
Consolidated operating income	43,505	42,394

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

34.	OPERATING SEGMENT (continued)

Geographic information:

The revenue information below is based on the location of the customers.

	2020	2019
External revenues
Indonesia	130,097	130,989
Foreign countries	6,365	4,578
Total	136,462	135,567

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

	2020	2019
Non-current operating assets
Indonesia	164,188	159,811
Foreign countries	3,581	3,608
Total	167,769	163,419

35.	TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure, and with respect to the price cap formula set by the Government.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the MoCI concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”. This Decree replaced the previous Decree No. 09/PER/M.KOMINFO/02/2006.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

i. Activation fee

ii. Monthly subscription charges

iii. Usage charges

iv. Additional facilities fee.

b.	Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree No. 12/PER/M.KOMINFO/02/2006.

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

(i)Basic telephony services tariff
(ii)Roaming tariff, and/or
(iii)Multimedia services tariff

with the following traffic structure:

(i)Activation fee
(ii)Monthly subscription charges
(iii)Usage charges
(iv)Additional facilities fee.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.	TELECOMMUNICATIONS SERVICE TARIFFS (continued)

c.Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

d.Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

36.SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.	Capital expenditures

As of December 31, 2020, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment, and cable network are as follows:

66

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	9,798
U.S. dollar	66.05	929
HKD	0.24	0
Total		10,727

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.	Capital expenditures (continued)

The above balance includes the following significant agreements:

i.The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company, TII and NEC Corporation	May 12, 2016	Procurement and Installation Agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway Platform
The Company and PT ZTE Indonesia	September 24, 2020	Procurement and Installation Agreement of OLT Platform ZTE
The Company and PT NEC Indonesia	October 13, 2020	Procurement and Installation Agreement of ISP SKKL Platform NEC Expansion
The Company and PT Huawei Tech Investment	November 11, 2020	Procurement and Installation Agreement of Metro Ethernet, BRAS, PCEF and PE Transit Platform Huawei - Metro Ethernet
The Company and PT Datacomm Diangraha	November 12, 2020	Procurement and Installation Agreement of Metro Ethernet Platform Nokia-ALU Expansion
The Company and PT Huawei Tech Investment	November 18, 2020	Procurement and Installation Agreement of Metro-E, BRAS, PCEF, and PE Transit Platform Huawei - BRAS, PCEF
The Company and PT Huawei Tech Investment	December 07, 2020	Procurement and Installation Agreement of DWDM and OTN Platform Huawei - NARU POP
The Company and PT Huawei Tech Investment	December 11, 2020	Procurement and Installation Agreement of DWDM and OTN Platform Huawei - OTN SCN
The Company and PT Lancs Arche Consumma	December 22, 2020	Procurement and Installation Agreement of DWDM Platform Infinera – NARU and Recovery
The Company and PT Lintas Teknologi Indonesia	December 29, 2020	Procurement and Installation Agreement of DWDM Platform Nokia
The Company and PT Pembangunan Perumahan	December 30, 2020	Procurement Agreement for Hyperscale Data Center Building Construction

ii.Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel and PT Huawei Tech Investment	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel, Wipro Limited, and PT WT Indonesia	April 23, 2013	Development and Procurement of OSDSS Solution Agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout Agreement
Telkomsel, PT Ericsson Indonesia, PT Nokia Siemens Networks Indonesia, NSN Oy, PT Huawei Tech Investment, and PT ZTE Indonesia	February 1, 2018	Procurement agreement for Ultimate Radio Network Infrastructure ROA and TSA
Telkomsel, PT Dimension Data Indonesia, and PT Huawei Tech Investment	April 1, 2018	Agreement for Mobile Network Router Infrastructure
Telkomsel, PT Nokia Solutions and Networks Indonesia, dan NSN Oy	April 17,2008 May 24, 2019	The combined 2G and 3G CS Core Network Rollout Agreement, which amended to CS Core System ROA and TSA.
Telkomsel, PT Sigma Solusi Integrasi, Oracle Corporation, and PT Phincon	July 5, 2019	Development and Rollout Agreement ("DRA") and Technical Support of Customer Relationship Management ("CRM") solution System Integrator
Telkomsel, PT Ericsson Indonesia, and Ericsson AB	April 17, 2008, September 16, 2019	The combined 2G and 3G CS Core Network Rollout Agreement, which amended to CS Core System ROA and TSA.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.	Capital expenditures (continued)

The above balance includes the following significant agreements (continued):

iii.TII

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telin Hongkong and Measat Global Berhad	May 4, 2016	Procurement agreement on transponder leases services
Telkom International Jakarta and Pacific Century Cyberwork	September 12, 2019	Procurement of Spectrum Entitlement of Pacific Light Cable Network (“PLCN”) Cable System

b.	Borrowings and other credit facilities

(i)	As of December 31, 2020 , the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee, and advance payment bond for various projects of the Company, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	500	March 14, 2022	Rp	172
BNI	500	March 31, 2021	Rp	368
Bank Mandiri	500	December 23, 2021	Rp	256
Total	1,500			796

(ii)	As of December 31, 2020, Telkomsel has bank guarantee facilities for various projects, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	1,000	September 25, 2022	Rp	590
BNI	2,100	December 11, 2021	Rp	1,094
BCA	150	July 15, 2021	Rp	-
Total	3,250			1,684

Bank guarantee facility with BRI and BNI mainly for performance bond and surely bond of radio frequency (Note 36c.i)

(iii)	TII has a US$15 million or equal to Rp211 billion bank guarantee from Bank Mandiri and has been renewed in accordance with the addendum IX (nine) on December 23, 2020, with a maximum credit limit of US$25 million or equal to Rp353 billion. The facility will expire on December 23, 2021. As of December 31, 2020, TII has not used the facility.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.	SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others

(i)	Radio Frequency Usage

Based on Decree No. 80 dated November 2, 2015 of the Government of the Republic of Indonesia which replaced Decree No. 76 dated December 15, 2010, Telkomsel is required to pay the annual frequency usage fees for the 800 Megahertz (“MHz”) 900 MHz and 1800 MHz bandwidths using the formula set out in the decree.

As an implementation of the above decree, the Company and Telkomsel paid annual frequency usage fees since 2010.

Based on the Decision Letter No. 018/TEL.01.02/2019 Year 2019 dated June 11, 2019 of the Ministry of Communication and Information Technology (the “Ministry”), which renew Decision Letter No. 1987 Year 2017, dated November 15, 2017, the Ministry granted the Company the rights to provide:

1.	Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz and 2.3 GHz; and
2.	Basic telecommunication services.

With reference to Decision Letters No. 268/KEP/M.KOMINFO/9/2009, No. 191 Year 2013, No. 509 Year 2016, No. 1896 Year 2017 and No. 806 Year 2019 of the MoCI, Telkomsel is required, among other things, to:

1.	Pay an annual right of usage Biaya Hak Penyelenggara (“BHP”) over the license term (10 years) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.
2.	Issue a performance bond each year amounting to Rp20 billion for spectrum 2.1 GHz and a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz (Note 36b.ii).

(ii)	Receivable under non-cancelable lease agreements

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2021 and 2030. Periods may be extended based on the agreement by both parties.

Receivables under lease agreements as of December 31, 2020 and 2019 are as follows:

	2020	2019

Less than 1 year	2,012	1,722
1-5 years	5,909	4,446
More than 5 years	4,378	2,358

Total	12,299	8,526

(iii)  USO

The MoCI issued Regulation No. 17 year 2016 dated September 26, 2016 which replaced Decree No. 45 year 2012 and other previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

(iii)  USO (continued)

Subsequently, Decree No. 17 year 2016 dated September 26, 2016 was replaced by Decree No. 19 year 2016 which was effective from November 4, 2016. The latest Decree stipulates, among other things, the USO charged was effective for fiscal year 2016 and thereafter.

Based on MoCI Regulation No. 25 year 2015 dated June 30, 2015, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”). BPPPTI replaced Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI. Based on Regulation No. 3 year 2018 of MOCI dated May 23, 2018, BPPPTI has been renamed as Badan Aksesibilitas Telekomunikasi dan Informasi (“BAKTI”). Subsequently, MOCI Regulation No. 25 year 2015 was replaced by MOCI Regulation No. 10 year 2018.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 - 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (Upgrading) of “Desa Pinter” or “Desa Punya Internet” for packages 1, 2, and 3 with a total price of Rp261 billion.

In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI No. 792/1/ARB-BANI/2016 requesting BPPPTI to pay compensation to Telkomsel amounting to Rp217 billion, and as of the date of the issuance of these consolidated financial statements Telkomsel has received the payment from BAKTI amounting to Rp91 billion (before tax) in 2019 and no additional payment during 2020.

(iv)  Investment in AKAB

To accelerate the development of the digital telecommunications business requires partnerships, synergies and collaborations with digital companies, Telkomsel has invested in AKAB, a company engaged in developing mobile phone-based applications (software) under the Gojek (“Gojek Platform”) trademark (Note 11). On November 16, 2020, AKAB and Telkomsel entered into a strategic collaboration by setting the terms and conditions as referred to in several agreement documents, including:

1. Collaboration Agreement;

2. Loan Agreement;

3. Option Agreement;

4. Conversion Side Letter; and

5. Investment Term Sheet.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

37.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

6

	December 31, 2020
	U.S dollar	Japanese yen		Others*	Rupiah equivalent
	(in millions)	(in millions)		(in millions)	(in billions)
Assets
Cash and cash equivalents	193.91	0.68		15.34	2,947
Other current financial assets	57.08	-		-	802
Trade receivables
Related parties	0.73	-		0.03	10
Third parties	160.56	-		7.15	2,364
Other receivables	0.38	-		0.15	8
Other current assets	-	-		-	-
Other non-current assets	114.37	59.99		9.37	1,747
Total assets	527.03	60.67		32.04	7,878
Liabilities
Trade payables
Related parties	(0.02)	-		-	(0)
Third parties	(142.68)	(21.54)		(6.28)	(2,104)
Other payables	(3.58)	-		(2.07)	(79)
Accrued expenses	(52.23)	(10.43)		(1.52)	(759)
Short-term bank loan	(6.17)	-		-	(87)
Advances from customers	(0.17)	-		-	(2)
Current maturities of long-term borrowings	(25.07)	(767.90)		(20.66)	(746)
Long-term borrowings - net of current maturities	(47.54)	(2,303.69)		(6.49)	(1,073)
Other liabilities	(12.49)	-		-	(176)
Total liabilities	(289.95)	(3,103.56)		(37.02)	(5,026)
Assets (liabilities) - net	237.08	(3,042.89)		(4.98)	2,852

	December 31, 2019
	U.S dollar	Japanese yen		Others*	Rupiah equivalent
	(in millions)	(in millions)		(in millions)	(in billions)
Assets
Cash and cash equivalents	178.66	1.18		9.42	2,612
Other current financial assets	14.18	-		1.74	221
Trade receivables
Related parties	0.12	-		-	2
Third parties	165.16	-		8.96	2,409
Other receivables	0.31	-		0.05	5
Other current assets	-	-		0.89	12
Other non-current assets	63.29	49.15		12.28	1,044
Total assets	421.72	50.33		33.34	6,305
Liabilities
Trade payables
Related parties	(0.08)	-		-	(1)
Third parties	(131.14)	(4.25)		(5.23)	(1,869)
Other payables	(4.17)	-		(13.92)	(251)
Accrued expenses	(46.57)	(152.56)		(2.02)	(691)
Short-term bank loan	(1.19)	-	-	-	(16)
Advances from customers	(0.23)	-	-	-	(3)
Current maturities of long-term borrowings	(22.31)	(767.90)	-	(4.36)	(469)
Long-term borrowings - net of current maturities	(71.12)	(3,071.59)		(0.38)	(1,386)
Other liabilities	(13.94)	-		(0.01)	(194)
Total liabilities	(290.75)	(3,996.30)		(25.92)	(4,880)
Assets (liabilities) - net	130.97	(3,945.97)		7.42	1,425

*Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of December 31, 2020 using the exchange rates on April 29, 2021, the unrealized foreign exchange gain amounting to Rp103 billion.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.   FINANCIAL INSTRUMENTS

a.	Fair value of financial assets and financial liabilities

i.	Classification

(a)	Financial asset
		2020	2019
	Loans and receivables
	Cash and cash equivalents	-	18,242
	Trade and other receivables, net	-	12,089
	Other current financial assets	-	483
	Other non-current financial assets	-	258
	Available-for-sale financial assets
	Available-for-sale investments	-	1,124
	Amortized cost
	Cash and cash equivalents	20,589	-
	Other current financial assets	1,194	-
	Trade receivables, net	11,339	-
	Other receivables, net	214	-
	Contract assets	1,239	-
	Other non-current assets	215	-
	FVTPL
	Long-term investment in financial instruments	4,045
	Other current financial assets	109	-
	Total financial assets	38,944	32,196

(b)	Financial liabilities
		2020	2019
	Financial liabilities measured at amortized cost
	Trade and other payables	17,577	14,346
	Accrued expenses	14,265	13,736
	Short-term bank loans	9,934	8,705
	Two-step loans	568	736
	Bonds and notes	7,469	9,958
	Long-term bank loans	28,229	26,605
	Obligation under finance leases	-	2,340
	Lease liabilities	15,617	-
	Other borrowings	3,645	3,740
	Other liabilities	169	194
	Total financial liabilities	97,473	80,360

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38. FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

ii.	Fair values

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
2020	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Other current financial asset	109	109	77	-	32
Long-term investment in financial instruments	4,045	4,045	-	2,115	1,930
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	568	575	-	-	575
Bonds and notes	7,469	8,503	8,017	-	486
Long-term bank loans	28,229	28,301	-	-	28,301
Lease liabilities	15,617	15,617	-	-	15,617
Other borrowings	3,645	3,631	-	-	3,631
Other liabilities	169	169	-	-	169
Total	59,851	60,950	8,094	2,115	50,741

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
2019	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Available-for-sale investments	1,124	1,124	71	-	1,053
Financial liabilities for which
fair values are disclosed
Interest-bearing loans and other borrowings:
Two-step loans	736	759	-	-	759
Bonds and notes	9,958	10,897	9,906	-	991
Long-term bank loans	26,605	26,537	-	-	26,537
Obligation under finance leases	2,340	2,340	-	-	2,340
Other borrowings	3,740	3,709	-	-	3,709
Other liabilities	194	194	-	-	194
Total	44,697	45,560	9,977	-	35,583

Gain on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income for 2020 amounting to Rp128 billion. There is no movement between fair value hierarchy for 2020.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2020 and 2019 are as follows:

	2020	2019
Beginning balance	1,053	734
Adjustment on initial application of PSAK 71	294	-
Gain recognized in consolidated statement
of profit or loss and other comprehensive income	128	3
Purchase/addition	711	390
Settlement/deduction	(224)	(74)
Ending balance	1,962	1,053

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38. FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

ii.	Fair values (continued)

Sensitivity Analysis

The following table summarises the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Industry	Valuation technique	Significant unobservable input	Range (weighted average)	Sensitivity of the input of fair value
Subsidiaries investment
Non-listed equity investment - technology	Backsolve method	Volatility	30% - 120%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp32 billion of the Investment value

		Exit timing	1 - 6 years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp30 billion of the Investment value

	Multiple and OPM	Volatility	40% - 80%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp5 billion of the Investment value

		Exit timing	1 - 6 years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp6 billion of the Investment value

		Equity value/revenue multiple	8.1x - 10.1x	Increase in 1x of equity value/revenue multiple would result in an increase Rp2 billion of the Investment value

Non-listed equity investment - credit rating agency	Discounted cash flow	Weighted Average Cost of Capital ("WACC")	10.60% - 12.60%	1% increase (decrease) in the percentage of WACC would result in an increase (decrease) Rp2 billion of the Investment value

		Terminal growth rate	2.00% - 4.00%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp1 billion of the Investment value

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38. FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

ii.	Fair values (continued)

Sensitivity Analysis (continued)

The following table summarises the quantitative information about the significant unobservable inputs used in level 3 fair value measurements (continued):

Industry	Valuation technique	Significant unobservable input	Range (weighted average)	Sensitivity of the input of fair value
Subsidiaries investment
Non-listed equity investment - telecommunication	Discounted cash flow	WACC	3.40% - 17.00%	0.5% increase (decrease) in WACC would result in an increase (decrease) Rp17 billion of the Investment value

		Terminal growth rate	-2.60% - 5.10%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp16 billion of the Investment value

Covertible bonds
Non-listed equity investment - technology	Backsolve method	Volatility	60% - 80%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp0 billion of the Investment value

		Exit timing	1 -3 years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp0 billion of the Investment value

	Multiple and OPM	Probability of qualified financing	0% - 100%	50% increase (decrease) in probability of qualified financing would result in an increase (decrease) Rp4 billion of the Investment value

	CN with Conversion discount	Probability of qualified financing	0% - 100%	50% increase (decrease) in probability of qualified financing would result in an increase (decrease) Rp19 billion of the Investment value

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38. FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

iii.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

The fair values of long-term financial assets and financial liabilities (other non-current assets (long-term trade receivables and restricted cash) and liabilities) approximate their carrying amounts as the impact of discounting is not significant.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(a)	Fair value through profit or loss, previously as available-for-sale investments, primarily consist of stocks, mutual funds, corporate and government bonds, and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar at the reporting date.

(b)	The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The fair value estimates are inherently judgemental and involve various limitations, including:

(a)	Fair values presented do not take into consideration the effect of future currency fluctuations.
(b)	Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.	Financial risk management objectives and policies

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk, and interest rate risk), credit risk, and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

  i.Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. Dollars and Japanese yen. The Group’s exposures to other foreign exchange rates are not material.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38. FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

i.	Foreign exchange risk (continued)

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	2020		2019
	U.S. dollar	Japanese yen	U.S. dollar	Japanese yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	0.52	0.06	0.42	0.05
Financial liabilities	(0.29)	(3.10)	(0.29)	(4.00)
Net exposure	0.23	(3.04)	0.13	(3.95)

Sensitivity analysis

A strengthening of the U.S. dollar and Japanese yen, as indicated below, against the Rupiah at December 31, 2020 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2020
U.S. dollar (1% strengthening)	33
Japanese yen (5% strengthening)	(21)

A weakening of the U.S. Dollar and Japanese yen against the Rupiah at December 31, 2020 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

ii. Market price risk

The Group is exposed to changes in debt and equity market prices related to financial assets measured at FVTPL carried at fair value. Gains and losses arising from changes in the fair value of financial assets measured at FVTPL are recognized in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s financial assets measured at FVTPL is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of December 31, 2020, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

iii.	Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 19 and 20). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38. FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

iii.	Interest rate risk (continued)

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2020	2019
Fixed rate borrowings	(27,474)	(23,001)
Variable rate borrowings	(37,988)	(29,083)

Sensitivity analysis for variable rate borrowings

As of December 31, 2020, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp95 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.	Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2020	2019
Cash and cash equivalents	20,589	18,242
Other current financial assets	1,303	554
Trade receivable, net	11,339	12,089
Other receivable, net	214	-
Contract assets	1,239	-
Other non-current assets	215	258
Total	34,899	31,143

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection. Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance Unit in accordance with the Group’s written policy.

The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 4.36% of trade receivables as of December 31, 2020.

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

v.	Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38. FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

v.	Liquidity risk (continued)

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2025 and
	amount	cash flows	2021	2022	2023	2024	thereafter
2020
Trade and other payables	17,577	(17,577)	(17,577)	-	-	-	-
Accrued expenses	14,265	(14,265)	(14,265)	-	-	-	-
Interest bearing loans and
other borrowings:
Two-step loans	568	(609)	(204)	(160)	(138)	(107)	-
Bonds and notes	7,469	(14,052)	(1,231)	(2,817)	(507)	(507)	(8,990)
Bank loans	38,163	(42,782)	(19,097)	(6,289)	(5,637)	(4,745)	(7,014)
Other borrowings	3,645	(4,164)	(1,291)	(1,210)	(1,138)	(525)	-
Lease liabilities	15,617	(17,678)	(6,096)	(3,812)	(2,887)	(1,864)	(3,019)
Other liabilities	169	(199)	(11)	(47)	(47)	(47)	(47)
Total	97,473	(111,326)	(59,772)	(14,335)	(10,354)	(7,795)	(19,070)

	Carrying	Contractual					2024 and
	amount	cash flows	2020	2021	2022	2023	thereafter
2019
Trade and other payables	14,346	(14,346)	(14,346)	-	-	-	-
Accrued expenses	13,736	(13,736)	(13,736)	-	-	-	-
Interest bearing loans and
other borrowings:
Two-step loans	736	(804)	(222)	(196)	(154)	(132)	(100)
Bonds and notes	9,958	(17,454)	(3,402)	(1,231)	(2,817)	(507)	(9,497)
Bank loans	35,310	(40,732)	(15,956)	(8,495)	(4,435)	(6,417)	(5,429)
Other borrowings	3,740	(4,534)	(926)	(1,082)	(1,010)	(948)	(568)
Obligations under
finance leases	2,340	(2,713)	(936)	(785)	(607)	(255)	(130)
Other liabilities	194	(223)	(12)	(52)	(53)	(53)	(53)
Total	80,360	(94,542)	(49,536)	(11,841)	(9,076)	(8,312)	(15,777)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the effective interest rates as of reporting date.

39.   CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2020		2019
	Amount	Portion	Amount	Portion
Short-term debts	9,934	5.91%	8,705	5.74%
Long-term debts	55,528	33.06%	43,379	28.61%
Total debts	65,462	38.97%	52,084	34.35%
Equity attributable to owners
of the parent company	102,527	61.03%	99,561	65.65%
Total	167,989	100.00%	151,645	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

39.   CAPITAL MANAGEMENT (continued)

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones which have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of December 31, 2020 and 2019 are as follows:

	2020	2019
Total interest-bearing debts	65,462	52,084
Less: cash and cash equivalents	(20,589)	(18,242)
Net debts	44,873	33,842
Total equity attributable to owners of the parent company	102,527	99,561
Net debt-to-equity ratio	43.77%	33.99%

As stated in Note 20, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the years ended December 31, 2019 and 2020, the Group has complied with externally imposed capital requirements with the exception for certain entities in the Group (Note 20).

40.	SUPPLEMENTAL CASH FLOWS INFORMATION

a.	The non-cash investing activities for the years ended December 30, 2020 and 2019 are as follows:

	2020	2019
Acquisition of property and equipment:
Credited to trade payables	5,175	5,459
Borrowing cost capitalization	160	99
Credited to obligations under finance lease	-	84

Additions of right of use assets credited to leases	3,964	-

Acquisition of intangible assets:
Credited to trade payables	341	684

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

40.SUPPLEMENTAL CASH FLOWS INFORMATION (continued)

b.   The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
				Foreign
	January 1,		Implementation	exchange		Other	December 31,
	2020	Cash flows	new standard	movement	New leases	Changes	2020
Short-term bank loans	8,705	1,252	-	(25)	-	2	9,934
Two step loans	736	(203)	-	35	-	-	568
Bonds and notes payable	9,958	(2,491)	-	-	-	2	7,469
Long-term bank loans	26,605	1,627	-	17	-	(20)	28,229
Other borrowings	3,740	(96)	-	-	-	1	3,645
Obligations under finance leases	2,340	-	-	-	-	(2,340)	-
Lease liabilities	-	(4,802)	14,260	-	3,964	2,195	15,617
Total liabilities from
financing activities	52,084	(4,713)	14,260	27	3,964	(160)	65,462

41.   SUBSEQUENT EVENT

a.	On February 2, 2021, the Government enforced Government Regulation Number 35 of 2021 (PP 35/2021) to implement the provisions of Article 81 and Article 185 (b) of Law no. 11/2020 concerning Job Creation which aims to create the widest possible job opportunities.

PP 35/2021 regulates work agreements for a certain period of time (non-permanent employees), outsourcing, working time, rest periods and termination of employment, which can affect the minimum benefits that must be given to employees.

At the date the consolidated financial statements were authorized, the Group was still evaluating the potential impact of implementing the implementing regulations PP 35/2021, including the impact on the Group's consolidated financial statements for the next reporting period.

b.	On February 3, 2021, Dayamitra purchased 134,999 shares of PST from Ibu Rahina Dewayani amounting to Rp58 billion causing Dayamitra has 99.99% ownership of PST.

c.	Based on Board of Commisioner’s Decree No. 02/KEP/DK/2021 dated February 26, 2021, the composition of Audit Committee were changed to as follows:

Independent Commissioner Chandra Arie Setiawan

Independent Commissioner Marsudi Wahyu Kisworo

Independent Commissioner Wawan Iriawan

Commissioner Marcelino Rumambo Pandin

Commissioner Ahmad Fikri Assegaf

Financial Expert Emmanuel Bambang Suyitno

d.	In February, March, and April 2021, the Group make repayment and withdrawn several credit facilities, as follows:

i.	On February 25 and 26, 2021, Dayamitra withdrawn facilities from BCA, Bank Mandiri, Bank Permata, and Syndication Bank Mandiri and BNI amounting to Rp1,750 billion, Rp1,600 billion, Rp500 billion, and Rp424 billion, respectively.
ii.	On March 8, 2021, the Company withdrawn credit facilities from BCA, Bank Mandiri, Bank of China, and HSBC amounting to Rp500 billion, Rp2,000 billion, Rp1,000 billion (which fully repaid on April 8, 2021), and Rp500 billion
iii.	On March 17, 2021, Telkomsel repaid its loan to Bank Mandiri amounting Rp2,000 billion and on March 31, 2021, Telkomsel withdrawn the facility amounting Rp1,000 billion.
iv.	On April 23 and 29, 2021, Telkomsel withdrawn facilities from MUFG Bank and BNI amounting to Rp1,500 billion and Rp1,150 billion, respectively.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

42.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

These are summary of significant differences between PSAK and IFRS for the year 2020.

Impact of significant differences between PSAK and IFRS on consolidated statements of financial position as of December 31, 2020 were as follows:

	Reference	PSAK	RECONCILIATION	IFRS
ASSETS

Trade receivables
Related parties	b	1,644	699	2,343
Third parties	b	9,695	(699)	8,996
Other current assets		6,561	25	6,586
Total Current Assets		46,503	26	46,529

Property and equipment	a	160,923	(1,800)	159,123
Right of use assets	a,d	18,566	538	19,104
Deferred tax assets - net	d	3,578	165	3,743
Other non-current assets		4,833	1	4,834
Total Non-current Assets		200,440	(1,096)	199,344

TOTAL ASSETS		246,943	(1,070)	245,873

LIABILITIES AND EQUITY

Trade payables
Related parties	b	928	1,229	2,157
Third parties	b	16,071	(1,229)	14,842
Current maturities of lease liabilities	d	5,396	(591)	4,805
Total Current Liabilities		69,093	(593)	68,500

Deferred tax liabilities - net	d	561	46	607
Lease liabilities - net of current maturities	d	10,221	(149)	10,072
Total Non-current Liabilites		56,961	(102)	56,859

TOTAL LIABILITIES		126,054	(695)	125,359

EQUITY
Additional paid-in capital	c	2,711	(734)	1,977
Other equity		374	(138)	236
Retained earnings	c	94,489	719	95,208
Net equity attributable to owners of the parent company	d	102,527	(153)	102,374
Non-controlling interest	d	18,362	(222)	18,140
TOTAL EQUITY		120,889	(375)	120,514

TOTAL LIABILITIES AND EQUITY		246,943	(1,070)	245,873

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

42.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

Impact of significant differences between PSAK and IFRS on consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2020 were as follows:

	Reference	PSAK	RECONCILIATION	IFRS

REVENUES		136,462	(15)	136,447

Operation, maintenance and telecommunication
service expenses	d	(34,593)	18	(34,575)
Depreciation and amortization expenses	a,d	(28,892)	(33)	(28,925)
General and administrative expenses	d	(6,511)	(53)	(6,564)
Other income - net	d	403	536	939

OPERATING PROFIT		43,505	453	43,958

Finance cost	d	(4,520)	(82)	(4,602)

PROFIT BEFORE INCOME TAX		38,775	372	39,147

INCOME TAX (EXPENSE) BENEFIT		(9,212)	(45)	(9,257)

PROFIT FOR THE YEAR		29,563	327	29,890

Profit for the year attributable to:
Owners of the parent company		20,804	248	21,052
Non-controlling interests		8,759	79	8,838
		29,563	327	29,890
BASIC EARNING PER SHARE
(in full amount)
Net income per share		210.01	2.50	212.51
Net income per ADS (100 Series B shares per ADS)		21,000.94	250.35	21,251.29

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

42.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

a.	Land rights

Under PSAK, land rights are recorded as part of property and equipment and are not amortized, unless there is indication that the extension or renewal of land rights is not expected to be or will not be received. Costs incurred to process the extension or renewal of land legal rights are recognized as intangible assets and amortized over the shorter of the term of the land rights or the economic life of the land.

Under IFRS, land rights are accounted for as finance lease and presented as part of right-of-use assets. Land rights are amortized over the lease term.

b.	Related party transactions

Under Bapepam-LK Regulation No. VIII.G.7 regarding the Presentation and Disclosures of Financial Statements of Issuers or Public Companies, a government-related entity is an entity that is controlled, jointly controlled, or significantly influenced by a government. Government in this context is the Ministry of Finance or the Local Government, as the shareholder of the entity.

Under IFRS, a government-related entity is an entity that is controlled, jointly controlled, or significantly influenced by a government. Government in this context refers to the Government of Indonesia, Government agencies, and similar bodies whether local, national, or international.

c.	Difference in entities under common control restructuring transactions

According to PSAK, the difference between restructuring transactions between entities under common control is included in the grouping of additional paid-in capital in equity. Meanwhile, according to IFRS, the difference in restructuring transactions between entities under common control is included in the grouping of retained earnings.

d.	Timing difference in applying accounting standards

The Group applied PSAK 72 Revenue from Contracts with Customer, PSAK 71 Financial Instruments and PSAK 73 Leases starting from January 1, 2020. It is equivalent accounting standards in IFRS 15 Revenue from Contracts with Customer and IFRS 9 Financial Instruments which became effective and implemented by the Group starting January 1, 2018 while IFRS 16 Leases was implemented beginning January 1, 2019. Timing difference in applying accounting standard results differences in some of accounts in the consolidated financial statements.

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan

(Community Development Center)

Financial statements as of December 31, 2020

for the year then ended

with independent auditors’ report

31, 2020 AND FOR PERIOD THEN ENDED

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND FOR PERIOD THEN ENDED

************************

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

STATEMENTS OF SENIOR GENERAL MANAGER

REGARDING THE RESPONSIBILITY FOR

THE FINANCIAL STATEMENTS AS OF AND FOR YEAR THEN ENDED-

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

No:Tel.112/KUOOO/CDC-AlOl0000/2021

We, the undersigned:

Name	:	Heri Susanto
Office Address	:	Jl. Gatot Subroto Kav 52 Jakarta
Telephone	:	021-5202173
Position	:	Senior General Manager: Community Development Center

State that:

1.

We are responsible for the preparation and presentation of Financial Statements of the Pusat Pengelolaan Program Kemitraan dan Bina Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“CDC”);

2.	Financial statements CDC as of December 31, 2020 and for the year then ended have been prepared and presented in accordance with Non-publicly- Accountable Financial Accounting Standards;
3.	a.	All information in the CDC’s Financial Statements has been fully and correctly disclosed;
	b.	The CDC’s Financial Statements do not contain misleading material information or fact, and do not omit material information and fact;
4.	We are responsible for the CDC’s internal Control.

The Statement letter is made truthfully.

Jakarta, February 23, 2021

Senior General Manager CDC

/s/ Heri Susanto

Heri Susanto

NIK.740115

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

The original report included herein is in Indonesian language.

Independent Auditors’ Report

Report No. 00094/2.1032/AU.2/11/0687-4/1/II/2021

The Shareholders and Boards of Commissioners and Directors Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Management of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying financial statements of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“CDC”), which comprise of statement financial position as of December 31, 2020, and the statements of activities and cashflows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

CDC’s management is responsible for the preparation and fair presentation of these financial statements in accordance with the Non-Publicly Accountable Entities Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 00094/2.1032/AU.2/11/0687-4/1/II/2021 (continued)

Auditors’ responsibility (continued)

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk as of December 31, 2020, and the results of its financial performance and cash flows for the year then ended in conformity with the Non-Publicly Accountable Entities Financial Accounting Standards.

Purwantono, Sungkoro & Surja

Agung Purwanto

Public Accountant Registration No. AP.0687

February 23, 2021

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2020

(Expressed in Rupiah)

	Notes	December 31, 2020	December 31, 2019
ASSETS
Cash and Cash Equivalents	2b,4	3,912,670,057	14,525,142,171
Loan to Foster Partners net of allowance for impairment losses of Rp124,569,408,120 (2019: Rp81,795,878,437)	2c,2d,5	277,175,265,130	369,443,464,198
Troubled Loan net of allowance for impairment losses of Rp248,580,056,427 (2019: Rp191,854,175,051)	2f,6	-	-
TOTAL ASSETS		281,087,935,187	383,968,606,369
LIABILITIES AND NET ASSETS
LIABILITIES
Payables and Other Current Liabilities	2i	374,821,274	381,445,366
Accrued Expenses	2g,7	541,750,000	-
Overpayment of Installments	2h,8	159,279,004	1,032,569,993
TOTAL LIABILITIES		1,075,850,278	1,414,015,359
NET ASSETS
Unrestricted Net Assets	2j,9	280,012,084,909	382,554,591,010
Total net assets		280,012,084,909	382,554,591,010
TOTAL LIABILITIES AND NET ASSETS		281,087,935,187	383,968,606,369

1

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF ACTIVITIES

For the year ended

December 31, 2020

(Expressed in Rupiah)

		Year Ended December 31,
	Notes	2020	2019
CHANGES IN UNRESTRICTED NET ASSETS
REVENUE
Revenue from Foster SOE	10	-	-
Loan Administration Service Income	11	8,080,049,220	7,285,283,764
Interest Income on:
Partnership Program	12	462,292,664	622,454,405
Other Income		873,199,261	2,779,678
TOTAL REVENUE		9,415,541,145	7,910,517,847
EXPENSES
(Recovery) Allowance for Impairment of Loan, net	5d	99,499,411,059	(15,513,383,232)
Fostering Partnership Funds	14	11,111,980,420	18,281,336,771
Fund transferred to Other Foster SOE	13,17	-	25,000,000,000
Community Development Funds Distribution	15a	-	7,356,888,116
Other Expenses	16	1,346,655,767	-
TOTAL EXPENSES		111,958,047,246	35,124,841,655
DECREASE IN UNRESTRICTED NET ASSETS FOR THE YEAR		(102,542,506,101)	(27,214,323,808)
RESTRICTED NET ASSETS FOR THE YEAR		-	-
DECREASE IN NET ASSETS FOR THE YEAR		(102,542,506,101)	(27,214,323,808)
NET ASSETS AT BEGINNING OF YEAR		382,554,591,010	409,768,914,818
NET ASSETS AT END OF YEAR		280,012,084,909	382,554,591,010

2

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF CASH FLOWS

For the year ended

December 31, 2020

(Expressed in Rupiah)

	Year Ended December 31,
	2020	2019
OPERATING ACTIVITIES
Decrease in Net Assets for the year	(102,542,506,101)	(27,214,323,808)
Adjustments
Addition/(Recovery of) Allowance for Impairment of Loans, net	99,499,411,059	(15,513,383,232)
Overpayment of Installments Recognized as Other Income	(873,290,989)	-
Change in asset and liability
Loans to Fosters Partners	(7,231,211,991)	39,154,823,503
Overpayment of Installments	-	(502,796,398)
Payables and Other Current Liabilities	(6,624,092)	(1,468,116,359)
Accrued Expenses	541,750,000	-
NET CASH FLOWS USED TO OPERATING ACTIVITIES	(10,612,472,114)	(5,543,796,294)
DECREASE IN CASH AND CASH EQUIVALENTS	(10,612,472,114)	(5,543,796,294)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	14,525,142,171	20,068,938,465
CASH AND CASH EQUIVALENTS AT END OF YEAR	3,912,670,057	14,525,142,171

3

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT

	a.	Establishment and General Information

Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) (“CDC”) was established by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Foster SOE”) based on Decree of the Directors No. 61/PS150/CTG-10/2003 regarding Establishment of Organization of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center). This Decree of the Directors has been ammended several times. The latest amendment was under Decree of the Directors No. KD. 12/PS150/COPB0030000/ 2008 dated February 5, 2008 regarding Organization of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center).

CDC was established as an implementation from the Decree of Minister of State-Owned Enterprises (“SOE”) No, KEP-236/MBU/2003 dated June 17, 2003 regarding SOE’s Partnership Program and Small Enterprises and Community Development Program. The Decree of Minister SOE was based on The Law of Republic of Indonesia No. 19 Tahun 2003 regarding allowance from profit to develop small/cooperative business and community development.

On April 27, 2007, Ministry of SOE issued PER- 05/MBU/2007 replaced the Decree of Minister of SOE No. KEP-236/MBU/2003. As an implementation of PER-05/MBU/2007, the Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk issued Decree of the Directors No. KD. 30/PR000/COP-B0030000/2007 dated June 6, 2007 regarding Management of Partnership Program and Community Development Program which then is amended by Decree of the Directors No. KD.21/PR0000/COP-B0030000/2010 dated April 19, 2010 regarding Management of Partnership Program and Community Development Program.

The accompanying notes form an integral part of these consolidated financial statements.

4

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)

	a.	Establishment and General Information (continued)

PER-05/MBU/2007 has been amended for several times including the amendment on September 10, 2013. Minister of SOE issued PER-08/MBU/2013 regarding the fourth amendment of regulation of Ministry of SOE No. PER-05/MBU/2007 regarding SOE Partnership Program with Small Business and Community Development Program. On May 22, 2015, Minister of SOE issued regulation No: PER-07/MBU/2015 regarding SOE Partnership Program with Small Business and Community Development Program replaced PER-05/MBU/2007.

On July 3, 2015, Ministry of SOE issued PER-09/MBU/07/2015 replaced the Decree of Minister of SOE No, PER-07/MBU/2015.

On December 19, 2016 Ministry of SOE issued PER-03/MBU/12/2016 egarding the mendments to Regulation of Ministry of SOE No: PER-09/MBU/07/2015.

On July 5, 2017 Ministry of SOE issued PER-02/MBU/07/2017 as second amendment of Ministry Regulation of SOE No: PER-09/MBU/07/2015.

On April 2, 2020 Ministry of SOE issued PER-02/MBU/04/2020 as third amendment of Ministry Regulation of SOE No: PER-09/MBU/07/2015.

Head office of CDC is domiciled in Head office of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Telkom”), Jend Gatot Subroto Kav 52 Jakarta, Community Development (“CD”) Regional and CD Witel is domiciled in Regional Division Office (“Divre”) and Witel Office (“Witel”) Telkom which spread all over Indonesia.

5

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)

	b.	Primary Activities

The primary activities of CDC in Partnership Program and Community Development Program (“PKBL”) include the following activities:

		1)	Distribution of funds to finance working capital loans and or purchase of fixed assets to increase production and sales.

		2)	Additional loans distribution to finance the short-term funding requirements for the operations of the Foster Partners to fulfill orders from the business partner of the Foster Partners.

		3)	Community development donation funds is used for purposes that benefit the community in the areas of business in the form of assistance for:

			a.	Natural disaster victims
			b.	Education and/or training
			c.	Health improvement
			d.	Developments of infrastructure and/or public facilities
			e.	Places of worship
			f.	Nature conservation
			g.	Civil society in order for poverty alleviation

		4)	Reporting of PKBL activities.

	c.	Funding Resources

Source of CDC’s funding is derived from budget which has been decided as part of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk expenses as Fosters SOE and fund development program.

6

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

.
1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)

	d.	Management Structure

Management Structure of CDC as of December 31, 2020 and 2018 is as follows:

December 31,
	2020	2019
Senior General Manager	Hery Susanto	Shindu Aryanto
Supporting Management:
Senior Manager of Planning and Controlling	M. Wahyudi	M. Wahyudi
Senior Manager of Finance	Haris Widjanarko	Haris Widjanarko
Senior Manager of Partnership Program	Romles Simanjuntak	Romles Simanjuntak
Senior Manager of Community Development Program	Suharsono	Hery Susanto

.

Based on KD.21/PR000/COP-B0030000/2010 regarding Management of Partnership Program and Community Development Program which was amended by PD.702.00/r.00/PR000/ CDC- A1040000/2015 tanggal 10 Desember 2015 regarding Management of Partnership Program and Community Development Program. CDC is supervised by the Director of Human Capital Management (HCM), As of December 31, 2020 and 2019, the Director of HCM is Mr. Afriwandi and Mr. Edi Witjara.

Number of employees as of December 31, 2020 and 2019 is as follows:

	December 31,
	2020	2019
CDC Corporate	24	26

.
All employees are employees who earn salaries and other benefits from Foster SOE so that the implementation of Employee Benefits (PSAK No. 24) is implemented by and charged to Telkom,

Witholding and payment for income tax Article 21 of Foster SOE employee who is assigned at CDC are performed by Foster SOE.

	e.	Authorization of the Issuance of Financial Statement

The financial statements were completed and authorized for issuance by CDC Management on February 23, 2021.

7

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting principles which are applied consistently in the preparation of the financial statements for period ended December 31, 2020 and 2019 are as follows:

	a.	Basis of Preparation of Financial Statements

The financial statement is prepared based on Non - Publicly Accountable Entities Financial Accounting Standards (SAK ETAP) that was issued by The Financial Accounting Standard Board - Indonesian Institute of accountants,

The implementation of SAK ETAP in the preparation of the financial statement is based on Minister of SOE Circular Letter No: SE-02/MBU/Wk/2012 dated February 23, 2012 regarding Determination Guidance of Accounting Standard for Partnership Program and Community Development that starting from 2012.

The financial statements are prepared on the accrual basis, except for certain accounts that are prepared based on other measurement as explained in related accounting policy.

The statements of cash flows are presented using the indirect method, presenting cash receipt and payment and cash equivalents that are classified into operating, investing and financing activities.

The financial reporting period of CDC is January 1 - December 31.

Amounts in the financial statements are presented in Rupiah which also represents its functional currency.

	b.	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks, and unrestricted time deposits with maturities of three months or less since placement date.

8

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	c.	Loan

Loans are initially measured based on fair values and subsequently measured at amortized cost, after deducted by allowance for impairment losses. The allowance for impairment is based on Management’s evaluation on the collectability of these loans.

Loans to Other Foster SOE or Distribution Partners represents loans given to PKBL unit or Distributing Partners as synergy form among PKBL units.

Loans to foster partners are recognized in the amount of principal and administration service income earned as agreed in the contract, Administration service income are recorded as loan to foster partners and as revenues on accrual basis for loans classified as current and substandard loans.

Loans to foster partners and Other Foster SOE or Distributing Partners are presented in statement of financial position as a current asset at its realizable value although the agreed repayment of loans may be more than one year after reporting period.

The classification of loans based on its collectability are as follows:
i.

Current represents principal installment and administration service income payment are paid on time or those late payments of maximum 30 (thirty) days from the payment due date as agreed with the agreement.

9

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	c.	Loan (continued)

The classification of loans based on its collectability are as follows: (continued)

ii.

Substandard when late payment of principal and/or administration service income payment are between 30 (thirty) days and 180 (one hundred and eighty) days from the payment due date of installment as agreed in the agreement,

iii.

Doubtful when late payment of principal and/or administration service income payment are between 180 (one hundred and eighty) days and 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

		iv.	Loss when late payment of principal and/ or administration service income payment over 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

	d.	Allowance for Impairment of Loan

Allowance for impairment of loans represents allowance for doubtful loans. This allowance is calculated based on the Management’s CDC estimation of their collectability.

CDC firstly determines whether there is objective evidence that there is impairment, individually for significant loans or collectively for loans which are insignificant. If CDC decides that there is no objective evidence of individual impairment, regardless those loans are significant or insignificant. CDC classifies these loans as having similar credit risk characteristics and determining the impairment collectively.

10

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	d.	Allowance for Impairment of Loan (continued)

Allowance for impairment of loans is calculated based on estimated uncollectible loss, which collectively based on specific percentage of available historical collectability rate (2 years of historical data at minimum). Loans which are impaired individually and of that losses are recognized, are not included in the collective impairment evaluation.

	e.	Fixed Asset Not in Use

Fixed asset are recognized at their historical costs less accumulated depreciation and loss from impairment. Fixed assets are depreciated using straight-line method based on the estimated useful life and depreciation rate as follow:

Asset type	Depreciation Rate	Useful Life
Computer	50%	2
Office equipment	50%	2

.
Fixed assets that cannot be used or operated due to damaged or other reasons are classified as fixed assets not in use.

All fixed assets are not in use. Therefore, such fixed assets classified as fixed assets not in use.

As of December 31, 2020, net book value of fixed assets were zero.

In relation to fixed assets not in use with zero book value, SGM CDC has submitted a Letter No: Tel.243/KU710/CDC-A1000000/2012 dated November 19, 2012 to the Ministry of SOE requesting for Approval to write-off PKBL Telkom Unit’s fixed assets. However, until the completion date of the financial statements, an approval has not been received.

11

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	f.	Troubled Loan

Troubled loans represent loss loans which has been attempted to be recovered by rescheduling and reconditioning but cannot be recovered. Troubled loans will be represented at loans principal value with 100% of troubled loans balance.

The procedures to write-off the troubled loans adhere to Regulation of Ministry.

	g.	Accrued Expenses

Accrued expenses are expenses that must be paid by CDC which occur due to service received but no payment was made.

	h.	Overpayment of Installments

Overpayment of installments represents repayment from foster partners which exceeds its loans balance, This overpayment is recognized and presented as liability when the installment is received.

Overpayment of installment from each Foster Partners to maximum amount of Rp100,000 is recognized as Partnership Program Other Income, based on Decree of HCM’s Director Number: PR.702.01/r.00/PR000/CDC-A1040000/2018 dated on February 26, 2018 regarding Operational Guidelines of Partnership Program and Community Development Program.

	i.	Payables and Other Current Liabilities

Payables and other current liabilities are recognized when transactions occur or when contract are completed and recognized based on transaction amount or contracts.

12

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	j.	Net Assets

Net assets are classified into restricted net assets and unrestricted net assets. Restricted net assets represent assets that can only be utilized limited to spesific program purpose, Unrestricted net assets represent assets that can be utilized without being limited for specific purposes,

	k.	Revenue and Expense

Loan Administration Service Income

Administration service income is measured and recognized as incurred as stated in the contract for current and substandard loans.

Interest income

Interest income is recognized based on accrual basis, Interest income is measured and recorded based on stipulated amount determined.

Expense

Expense is recognised as incurred.

Fund transferred to other Foster SOE is reconized when the funds are transferred.

Fostering partnership funds are recognized when the funds are distributed.

Taxation

Tax transactions in relation to CDC are charged to CDC and reported by Foster SOE.

13

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

.
3.	ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION

	a.	Judgements

The determination of functional currency

CDC’s functional currency is currencies from premier economic environment where CDC operates. The related currency is currency that gives influence to revenues and expenses from services given. CDC determines that their functional currency is Rupiah.

Allowance for impairment of loan

If there is objective evidence that losses because of impairment has incurred on loans. CDC estimates an allowance for impairment loss of those loans specifically identified as uncollectible. The allowance examined by Management based several factors influencing of loans collectability.

CDC uses judgements based on available facts and situations, including but not limited to, CDC’s period of relationship with foster partners and foster partner’s loans quality status (Notes 5 and 6).

	b.	Estimations and Assumptions

Allowance for impairment of loan

CDC uses judgement based on best facts available to recognize individual allowance for foster partners and distributing partners to adjust the individual loans to its realizable amount. This individual allowance will be assessed if there is additional information received which affect the estimated amount.

14

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

3.	ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION (continued)

	b.	Estimations and Assumptions (continued)

Allowance for impairment of loan (continued)

CDC also assesses the allowance for impairment loss collectively, grouped by the same loan’s risks, regardless requires individually identified of allowance, have higher uncollectible risk compare to loans provided to other foster partners. Allowance for impairment of loan is measured based on the evaluation of current value and historical rate of loan collectability.

Allowance for impairment of loans is recognized based on the estimation of uncollectible amount, which is done collectively based on a specific percentage of the two-year-minimum historical rate of loans collectability, This allowance is adjusted periodically to reflect actual result and estimation (Notes 5 dan 6),

4.	CASH AND CASH EQUIVALENTS

	December 31,
	2020	2019
Partnership Program
Cash in Bank:
PT Bank Mandiri (Persero) Tbk	1,996,214,760	2,703,357,258
PT Bank Negara Indonesia (Persero) Tbk	1,916,455,297	3,821,784,913
	3,912,670,057	6,525,142,171
Time deposit:
PT Bank Mandiri (Persero) Tbk	-	8,000,000,000
Total Cash and Cash Equivalents Partnership Program	3,912,670,057	14,525,142,171
Total Cash and Cash Equivalents	3,912,670,057	14,525,142,171

.
Time deposit’s interest rate during 2020 ranged from 3.5% to 4.8% per annum (2019: 3.5% to 4.1%).

15

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

5.	LOAN TO FOSTER PARTNERS

	a.	Loan to Foster Partners Classified by CD Regional

	December 31,
	2020	2019
Loan to Foster Partners
CD Regional I Sumatera	84,840,824,168	94,133,867,110
CD Regional II DKI Jakarta & Banten	56,961,318,251	65,092,351,944
CD Regional III Jabar	44,067,804,013	59,395,805,722
CD Regional IV Jateng & DIY	52,225,803,679	58,432,087,426
CD Regional V Jatim & Madura	81,752,873,633	84,582,079,769
CD Regional VI Kalimantan	44,381,654,684	47,509,629,418
CD Regional VII Kawasan Timur Indonesia	37,514,394,822	42,093,521,246
Total	401,744,673,250	451,239,342,635
Allowance for Impairment of Loan	(124,569,408,120)	(81,795,878,437)
Total Loan to Foster Partners - Net	277,175,265,130	369,443,464,198

.
	b.	Loan to Foster Partners Classified by Business Sector

	December 31,
	2020	2019
Trading	216,890,916,720	243,346,572,720
Industry	84,237,218,737	90,754,215,186
Service	63,632,414,976	75,272,002,871
Farming	13,669,410,010	15,890,754,771
Fishing	8,593,061,166	9,605,724,611
Agriculture	8,525,182,431	9,123,029,711
Plantation	4,941,012,019	6,077,781,024
Others	1,255,457,191	1,169,261,741
Total	401,744,673,250	451,239,342,635
Allowance for Impairment of Loan	(124,569,408,120)	(81,795,878,437)
Total Loan to Foster Partners - Net	277,175,265,130	369,443,464,198

.
Management believes that the balance of allowance for impairment of loan is adequate to cover losses from the uncollectible loan,

16

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

.
5.	LOAN TO FOSTER PARTNERS (continued)

	b.	Loan to Foster Partners Classified by Sector (continued)

Included in loans to foster partner is balance of additional loans. Additional loans are distributed to finance the short-term funding requirements for the business operations.

	c.	Loan Administration Service Income

Since 2008, the percentage of administration service income of loans for partnership program was based on the Decree on article 12 (2) of The Regulation of SOE Ministry No: PER-05/MBU/2007 dated April 17, 2007, which is 6% per annum from the principal of the loan.

Based on PER-09/MBU/07/2015 dated July 3, 2015, administration service income was determined by 6% per annum from the opening balance of the loans.

Based on PER-02/MBU/07/2017 dated July 5, 2017, administration service income was determined by 3% per annum from the opening balance of the loans.

	d.	Allowance for Impairment of Loan to Foster Partners

Movement of allowance for impairment of loans is as follow:

	December 31,
	2020	2019
Beginning balance	81,795,878,437	148,890,837,074
Additional (Reversal) - net	99,499,411,059	(15,513,383,232)
Reclassification as troubled loan	(56,725,881,376)	(51,581,575,405))
Ending Balance	124,569,408,120	81,795,878,437

17

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

.
5.	LOAN TO FOSTER PARTNERS (continued)

	d.	Allowance for Impairment of Loan to Foster Partners (continued)

December 31, 2020
Loan Quality	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance	Movement
Foster Partners
Collective assessment
Current	< 30 days	242,567,718,768	0.46%	1,120,480,240	(1,844,519,857)
Substandard	> 30 days < 180 days	31,746,551,034	3.08%	976,768,134	(1,747,308,827)
Doubtful	> 180 days < 270 days	5,161,111,818	11.59%	598,212,616	(1,433,308,614)
Loss	> 270 days	121,677,085,250	100.00%	121,677,085,250	47,702,231,981
Sub total		401,152,466,870		124,372,546,240	42,677,094,683
Troubled
Foster Partner		239,332,900,244	100.00%	239,332,900,244	56,755,881,376
Other Foster SOE/ Distributing Partners		9,247,156,183	100.00%	9,247,156,183	(30,000,000)
Sub total		248,580,056,427		248,580,056,427	56,725,881,376
Individual assessment
Additional Loan Foster Partners
Current		385,001,000	0%	-	-
Substandard		10,343,500	0%	-	-
Loss		196,861,880	100.00%	196,861,880	96,435,000
Sub total		592,206,380		196,861,880	96,435,000
Total		650,324,729,677		373,149,464,547	99,499,411,059

December 31, 2019
Loan Quality	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance	Movement
Foster Partners
Collective assessment
Current	< 30 days	296,500,009,746	1.00%	2,965,000,097	71,510,921
Substandard	> 30 days < 180 days	58,582,300,244	4.65%	2,724,076,961	(1,059,476,314)
Doubtful	> 180 days < 270 days	22,081,752,496	9.20%	2,031,521,230	(1,590,001,211)
Loss	> 270 days	73,974,853,269	100.00%	73,974,853,269	(64,617,418,913)
Sub total		451,138,915,755		81,695,451,557	(67,195,385,517
Troubled
Foster Partner		182,577,018,868	100.00%	182,577,018,868	51,581,575,405
Other Foster SOE/ Distributing Partners		9,277,156,183	100.00%	9,277,156,183	-
Sub total		191,854,175,051		191,854,175,051	51,581,575,405
Individual assessment
Additional Loan Foster Partners
Loss		100,426,880	100.00%	100,426,880	100,426,880
Total		643,093,517,686		273,650,053,488	(15,513,383,232)

18

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

.
6.	TROUBLED LOAN

Loan to Foster Partners Classified by CD Regional

Troubled loan from foster partners as at December 31, 2020 and 2018 by CD Regional is as follow:

	December 31,
	2020	2019
CD Regional I Sumatera	56,665,331,533	44,059,404,648
CD Regional II DKI Jakarta & Banten	34,588,827,034	27,498,005,456
CD Regional III Jabar	35,951,001,265	20,671,242,000
CD Regional IV Jateng & DIY	17,677,306,351	12,793,846,304
CD Regional V Jatim & Madura	40,422,853,543	34,429,501,218
CD Regional VI Kalimantan	23,557,180,196	19,052,401,856
CD Regional VII Kawasan Timur Indonesia	30,470,400,322	24,072,617,386
	239,332,900,244	182,577,018,868
CD Corporate
PT Sang Hyang Seri (“SHS”)	7,627,387,468	7,657,387,468
Baitul Mal Wal Tamwil (“BMT Hidayah”)	1,619,768,715	1,619,768,715
	9,247,156,183	9,277,156,183
Total	248,580,056,427	191,854,175,051
Allowance for Impairment of Troubled Loan	(248,580,056,427)	(191,854,175,051)
Troubled Loan Distribution - Net	-	-

.
CDC has submited a letter No. Tel.04/KU 000/CDC- A1000000/2021 on January 28, 2021 to Ministry of SOE to propose writen off of troubled loans amounting to Rp248,580,056,427.

7.	ACCRUED EXPENSES

Accrued expense represents transactions for 2020’s Corporate Social Responsibility (CSR) Index survey to PT Enciety Binakarya Cemerlang. Subsequently, CDC has settled the payment for the accrual in February 8, 2021.

.
8.	OVERPAYMENT OF INSTALLMENTS

	December 31,
	2020	2019
Beginning Balance (Refund to foster partners)	1,032,569,993	1,535,366,391
Additional - net	(91,728)	(502,796,398)
Recognized as Other Income	(873,199,261)	-
Ending Balance	159,279,004	1,032,569,993

19

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

9.	NET ASSETS

	December 31,

	2020	2019
Unrestricted Net Assets	280,012,084,909	382,554,591,010
Restricted Net Assets	-	-
Total	280,012,084,909	382,554,591,010

Movement of Net Asset

	December 31,
	2020	2019
Unrestricted Net Asset
Unrestricted Net Asset - Beginning of Year	382,554,591,010	409,768,914,818
Decrease in Unrestricted Net Asset profit	(102,542,506,101)	(27,214,323,808))
Unrestricted Net Asset - End of Year	280,012,084,909	382,554,591,010

10.	LOAN ADMINISTRATION SERVICE INCOME

	Year ended December 31,
	2020	2019
CDC Corporate
CD Regional I Sumatera	1,683,421,184	1,473,195,716
CD Regional II DKI Jakarta & Banten	1,263,669,995	1,106,726,237
CD Regional III Jabar	618,739,417	773,876,259
CD Regional IV Jateng & DIY	1,147,115,364	1,008,970,000
CD Regional V Jatim & Madura	1,600,130,080	1,356,352,174
CD Regional VI Kalimantan	1,002,471,277	880,437,038
CD Regional VII Kawasan Timur Indonesia	764,501,903	685,726,340
Total	8,080,049,220	7,285,283,764

11.	INTEREST INCOME

	Year ended December 31,
	2020	2019
Partnership Program
Current Account	315,674,490	581,695,157
Deposits	146,618,174	22,103,836
Total Interest Income from Partnership Program	462,292,664	603,798,993
Community Development Program
Current Account	-	18,655,412
Total Interest Income from Community Development Program	-	18,655,412
Total Interest Income	462,292,664	622,454,405

20

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

.
12.	OTHER INCOME

Other income represents overpayment of loans installments over than 1 year which has no restitution claim yet by foster partners of Rp873 million.

13.	FUND TRANSFERRED TO OTHER SOE PARTNER

Based on Minister of SOE Decree Number PER-02/MBU/7/2017 dated July 5, 2017. Foster SOE may provide non - interest bearing loans or grant of fostering partnership fund for small micro and enterprises development, through a Special SOE which will be appointed by Ministry of SOE.

Through the letter No: S-822/MBU/12/2018 dated December 13, 2018. Minister of SOE has appointed PT Permodalan Nasional Madani (PNM) as a Special BUMN to distribute the partnership program loans. The partnership program fund contribution amount from PT Telekomunikasi Indonesia (Persero) Tbk amounting to Rp25 billion has been transferred in September 2019.

14.	FOSTERING PARTNERSHIP FUNDS

	Year ended December 31,
	2020	2019
Development	6,253,758,839	8,747,490,486
Exhibition/ Promotion	3,044,783,102	4,221,730,201
Training	1,813,438,479	5,312,116,084
Total	11,111,980,420	18,281,336,771

21

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

15.	COMMUNITY DEVELOPMENT FUNDS DISTRIBUTION

The distribution of 2019’s Community Development Programs used the remaining fund from prior year’s Community Development Program and distribution through Foster SOE.

	a.	Donation distibution using prior year’s Community Development Program

	Year ended December 31,
	2020	2019
Education and/or Training Donation	-	2,093,442,796
Improvement for Facility and/or Public Facility	-	2,090,439,947
Religion Facility	-	1,330,375,000
Nature Disaster Victims	-	1,143,573,962
Poverty Alleviatio	-	386,400,000
Healthcare Improvement	-	298,466,411
Natural Preservation	-	14,190,000
Total Community Development Programs	-	7,356,888,116

During 2020 and 2019, CDC on behalf of and for the benefit of Telkom Group has distributed community development programs donation funds, Community development distribution which are not included in the CDC’s financial statements are as follows:

	Year ended December 31,
	2020	2019
Nature Disaster Victims	53,506,008,329	4,436,530,078
Improvement for Facility and/or Public Facility	26,564,130,638	57,918,523,853
Education and/or Training	19,350,802,441	15,393,322,512
Religion Facility	17,430,899,000	19,347,371,330
Poverty Alleviation	6,785,633,980	8,729,041,510
Healthcare Improvement	970,495,000	1,200,971,800
Natural Preservation	128,800,000	879,695,364
Total Community Development Programs	124,736,769,388	107,905,456,447

22

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

16.	OTHER EXPENSES

Other expenses represent expenses from writen off of administration service income of reconditioning loans and accelerated loan payment by fosterpartners.

17.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The relationship and nature of account balances/ transactions with related parties were as follows:

Relation	Related parties	Transaction
Foster SOE	PT Telekomunikasi Indonesia (Persero) Tbk,	Income allocation for community development program
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Infomedia Nusantara	Foster partner training provider
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Finnet Indonesia	Provider of virtual accounts
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Infomedia Solusi Humanika	Provider of outsourcing
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Bank Negara Indonesia (Persero) Tbk,	Banking services
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Bank Mandiri (Persero) Tbk,	Banking services
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Sang Hyang Seri (Persero)	Other Foster SOE
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Permodalan Nasional Madani (Persero)	Other Foster SOE

23

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

,

.
17.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

The details of accounts and significant transactions with related parties are as follows:

	December 31,
	2020	2019
Assets
Cash and Cash Equivalents (Note 4)
Partnership Program
Cash in banks
PT Bank Mandiri (Persero) Tbk,	1,996,214,760	2,703,357,258
PT Bank Negara Indonesia (Persero) Tbk,	1,916,455,297	3,821,784,913
Time deposit
PT Bank Mandiri (Persero) Tbk	-	8,000,000,000
	3,912,670,057	14,525,142,171
Loan to Other Foster SOE or Distributing Partners (Note 6)
PT Sang Hyang Seri (Persero)
Total Loan	7,627,387,468	7,657,387,468
Allowance for Impairment of Troubled Loan	(7,627,387,468))	(7,657,387,468
Total loan	3,912,670,057	-
Total assets in affiliated parties	281,087,935,187	14,525,142,171
Total assets		383,968,606,369
As percentage to total assets	1,39%	3,78%

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Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

7
17.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

The details of accounts and significant transactions with related parties are as follows: (continued)

	December 31,
	2019	2018
Revenues
Partnership Program
Interest from Time Deposits
PT Bank Negara Indonesia (Persero) Tbk	84,120,548	-
PT Bank Mandiri (Persero) Tbk,	62,497,626	22,103,836
Interest from Current Account
PT Bank Mandiri (Persero) Tbk,	251,637,880	375,743,025
PT Bank Negara Indonesia (Persero) Tbk,	64,036,610	205,952,132
Total interest from deposit and current account	462,292,664	603,798,993
Community Development Program
Interest from Current Account
PT Bank Mandiri (Persero) Tbk,	-	18,655,412
Total interest from deposit and current account	-	18,655,412
Total revenues from related parties	462,292,664	622,454,405
Total revenue	9,415,541,145	7,910,517,847
As percentage to total revenue	4,91%	7,87%
Expenses
Partnership Program
Fostering Partnership Funds
PT Infomedia Solusi Humanika	4,076,691,696	6,271,673,322-

Fund transferred to Other Foster SOE
PT Permodalan Nasional Madani	-	25,000,000,000
Total operational expense in affiliated parties	4,076,691,696	31,271,673,322
Total expense	111,958,047,246	35,124,841,655
As percentage to total expense	3,64%	89,03%

25

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

As of December 31, 2020 and Year then Ended

(Expressed in Rupiah)

18.	STATEMENT OF CASH FLOWS - DIRECT METHOD

	Year ended December 31,
	2020	2019
OPERATING ACTIVITIES
Loan Repayments from Foster Partners	203,187,942,264	248,925,638,533
Payable Payment	(381,445,366)	(1,406,516,359)
Receipt from Loan Administration Service	7,873,757,048	7,285,283,764
Interest Income	462,292,664	622,454,405
Fund transferred to Other Foster SOE	(210,557,308,000)	(210,159,750,000)
Fostering Partnership Funds	(11,111,980,420)	(18,281,336,771)
Refund to Foster Partners	(85,730,304)	(175,461,428)
Loan Distribution to Foster Partners	-	(25,000,000,000
Community Development Fund Distribution	-	(7,356,888,116
NET CASH FLOWS USED TO OPERATING ACTIVITIES	(10,612,472,114)	(5,543,796,294)
DECREASE INCREASE IN CASH AND CASH EQUIVALENTS	(10,612,472,114)	(5,543,796,294)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	14,525,142,171	20,068,938,465
CASH AND CASH EQUIVALENTS AT END OF YEAR	3,912,670,057	14,525,142,171

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